UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 26, 2018

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Manual for Participation in Ordinary General Meeting

April 27, 2018

Index

Message from Management	3

Ordinary General Meeting Agenda	4

Guidance for Participation	5

Fibria’s Bylaws - General Meeting	8

Information on the matters to be examined and discussed	9

Exhibit 1 — Call Notice	11

Exhibit 2 — Management Proposal and its Exhibits	14

Exhibit I — Model Of Remote Voting Form	27

Exhibit II — Opinion of the Fiscal Council and Report of the Statutory Audit Committee	31

Exhibit III — Management’s Comments (Item 10 of CVM Instruction 480/2009)	33

Exhibit IV — The Company’s Proposed Capital Expenditure Budget	95

Exhibit V — Information on the Allocation of Income Required Under CVM Instruction 481/2009	97

Exhibit VI — Qualifications of Candidates for the Fiscal Council (Items 12.5 To 12.10 of Exhibit A to CVM Instruction 480/2009)	104

Exhibit VII — Management’s Compensation (Item 13 of CVM Instruction 480/2009)	118

Message from the management

Dear Shareholder,

Fibria Celulose S.A. (“Fibria” or the “Company”), a Company listed on the Novo Mercado of the Brazilian Stock Exchange B3 S.A. — Bolsa, Brasil, Balcão (“B3”), in line with its commitment to adopt outstanding Corporate Governance practices, prepared this Manual, which purpose is to clearly and succinctly present important information and guidance relating to the call notice of Fibria’s Ordinary General Meeting (“OGM” or “General Meeting”) to be held on April 27, 2018, at 10:00 a.m., at the Company’s headquarters located at Rua Fidêncio Ramos, No. 302, 4th (part) floor , Vila Olímpia , in the Valor Room, in the City of São Paulo, State of São Paulo.

Members of Fibria’s Board of Executive Officers, a representative of the Fiscal Council and a representative of the independent auditor BDO RCS Auditores Independentes S/S will be present at the General Meeting and will be able to clarify any matters included in the agenda.

We emphasize that each share issued by Fibria is entitled to one vote in the General Meeting.  As such, your participation is very important to the Company.

We hope we can count on your presence, for which we thank you in anticipation.

Sincerely,

José Luciano Duarte Penido	Marcelo Strufaldi Castelli
Chairman of the Board of Directors	Chief Executive Officer

Ordinary General Meeting Agenda

At that meeting, the following matters will be submitted for the resolution of the Shareholders. More information, as well as the procedures for participating in the General Meeting, are available in this Manual, its Exhibits and on the websites of Fibria and the Brazilian Securities Commission (www.fibria.com.br/ir and www.cvm.gov.br), and may also be obtained from Fibria’s Investor Relations Department.

(i)	management’s accounts, management’s report and the financial statements of the Company, accompanied by the independent auditors’ report, the opinion of the Fiscal Council, and the opinion of the Statutory Audit Committee regarding the year ended December 31, 2017;

(ii)	capital expenditure budget proposal for the year 2018;

(iii)	management’s proposal for allocation of income for the year ended December 31, 2017;

(iv)	setting up of the Fiscal Council ;

(v)	determination of the number of Fiscal Council members ;

(vi)	election of the Fiscal Council members and the respective alternates; and

(vii)	annual global compensation of the managers and Fiscal Council members for the year 2018.

Guidance for Participation

Date, Time and Place

Fibria’s Ordinary General Meeting will be held on April 27, 2018 at 10:00 a.m. at the Company’s headquarters located at Rua Fidêncio Ramos, No. 302, 4th (part) floor, Vila Olímpia, in the Valor Room, in the City of São Paulo, State of São Paulo (see the map below).

We recommend that parties interested in participating in the General Meeting arrive 30 minutes early.

Who may participate in the General Meeting

All shareholders owning common shares issued by Fibria, or their duly appointed legal representatives or procurators, may participate in the General Meeting.

Required documentation

Individual shareholders can be represented at the shareholders’ meetings by a proxy appointed less than one year prior to the meeting, who must be a shareholder or a manager of the Company, a lawyer or a financial institution. The administrator of an investment fund must represent the investors in the fund, as required by Article 126, paragraph 1, of Law No. 6.404/76 (the “Corporate Law”).

In compliance with the decision to CVM Procedure No. RJ2014/3578, the requirement for the proxy to be a shareholder or a manager of the Company, a lawyer or a financial institution only applies to individual shareholders. For representation of a legal entitity shareholder, the rules of the Brazilian Civil Code (Law No. 10.406/02) is applied. Thus, any proxy duly empowered by law and under the articles of association or bylaws of a legal entity may attend a Shareholders’ Meeting, even if they are not a shareholder or manager of the Company or a lawyer.

The proxies and shareholders representatives may attend the general meeting as long as they have deposited the respective power-of-attorney, at the Company’s headquarters, up to three (3) business days before the date set for the general meeting. The documents must be sent for the attention of Departamento Jurídico (the Company’s Legal Department) at Rua Fidêncio Ramos No. 302, 3rd and 4th floors, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, Postal Code 04551-010. If a shareholder fails to deposit the above-mentioned instruments of mandate and representation its representative may take part in the Shareholders’ Meetings provided that he/she brings the originals of the documents of proof of the powers granted.

The Company requires that powers of attorney issued to representatives attending Shareholders’ Meetings must indicate the place where they were issued, full details of the grantor and the grantee, the date and purpose of the grant and the extent of the powers granted; and that the signatures on the document be certified.

Shareholders’ documents issued abroad in countries that are signatories to the Apostille Convention must be duly apostilled. Documents issued in other countries must have signatures authenticated by a Notary Public and legalized at a Brazilian Consulate. In either case, the documents must be translated by a sworn translator registered with a Commercial Registry and must be filed with the Registry of Titles and Documents as required by law.

The Company will not accept powers of attorney issued electronically.

We recommend that shareholders or their legal representatives or proxies, as the case may be, should deposit the following documents at the Company’s registered office at least three (3) business days before the date of the meeting:

(i) Individual Shareholders:

(a) a certified copy of the identity document with a photo (ID card (RG), foreign resident’s identity card (RNE), Brazilian driving license (CNH) or a membership card of an officially recognized professional association); and

(b) up-to-date proof of ownership of shares, issued by the bookkeeping agent or custody agent; and

(ii) Legal Eentitity Shareholders:

(a) a certified copy of the latest consolidated bylaws or articles of association;

(b) a certified copy of corporate documents granting powers of representation (minutes of the election of the officer(s) attending the meeting or issuing the corresponding power of attorney);

(c) original identity document, with a photo, of the legal representative(s); and

(d) up-to-date proof of ownership of shares, issued by the bookkeeping agent or custody agent; and

(iii) Investment funds:

(a) a simple copy of the latest restated regulations of the fund, duly registered with the competent authority;

(b) certified copies of the latest restated articles of association or bylaws and of corporate documents granting powers of representation (minutes of the election of the officer(s) attending the meeting or issuing the corresponding power of attorney) of the administrator and/or manager of the fund (depending on who is authorized to attend and vote at shareholders’ meetings of the companies in which the fund invests);

(c) original identity document, with a photo, of the legal representative(s); and

(d) up-to-date proof of ownership of shares, issued by the bookkeeping agent or custody agent.

Holders of ADRs (American Depositary Receipts)

Citibank N.A, the depositary for the ADRs in the United States, will send the ADR holders the documentation needed to be represented in the General Meeting. The Voting Instructions need to be received by the Depositary or broker/custodian bank prior to 10:00 A.M. (New York City time) on April 24, 2018. If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. - ADR Shareholder Services at (+1) 877-CITI-ADR ((+1) 877-248-4237).

Additional Clarifications

For further information access the call notice (Exhibit 1 of this manual). Additionally, Fibria’s Department of Investor Relations is available for any additional clarification, at +55 11 2138-4565 and at ir@fibria.com.br.

Fibria’s Bylaws - General Meeting

Fibria Bylaws

Chapter V — Shareholders’ Meetings

Article 28 — The Shareholders Meeting, convened and established pursuant to the law and these By-laws, is the paramount body to decide on all corporate businesses and to make the resolutions it deems to be convenient, and the term of advance for the first call shall be fifteen (15) days and eight (8) days for the second call. For a complex matter, the Meeting may be convened with thirty (30) days in advance, pursuant to the Regulations in effect.

§ 1- The Shareholders Meeting shall meet ordinarily once a year, in the first four months following the end of the fiscal year, in order to decide on the matters listed in Article 132 of Law 6404/76. 1049536v1 / 01567-2

§ 2- The Shareholders Meeting may meet, extraordinarily at any time, upon call by the Board of Directors executed by any of its members and also in the hypotheses provided in the law, by call of shareholders or the Fiscal Council.

§ 3- The Shareholders Meeting shall be presided and shall have the assistance of a chairman and secretary selected by the attending shareholders upon its holding.

§ 4 — Attorneys-in-fact and shareholder representatives may participate in the Shareholders Meetings when they have submitted, at the corporate headquarters, within up to three business days before the date scheduled for those plenary meetings, their corresponding proxies and representation instruments. Should the shareholder have failed to submit the proxies and the representation instruments within the term set forth in these By-laws, he may attend the Meeting, as long as he attends the Meeting bearing the originals of the documents evidencing his powers.

§ 5- In addition to the subject matters that are incumbent on it as provided for in the law and these By-laws, it shall also be incumbent upon the Shareholders Meeting to approve:

a) the cancellation of registration of a publicly-held company with CVM;

b) the delisting from BM&FBOVESPA Novo Mercado;

c) the selection of a specialized company in charge of determining the Company’s economic value for purposes of the public offerings provided in Chapters VIII and X of these By-laws, among the triple list of companies appointed by the Board of Directors;

d) plans for granting stock options to the Company’s managers and employees and those of any other companies that are directly or indirectly controlled by the Company, without preemptive right of shareholders.

§ 6 — The resolution on amendments or exclusion of article 33 of these By-laws shall be made by the majority of votes of attendees, in compliance with the minimum quorum for resolution equal to or greater than thirty percent (30%) of the voting capital stock.

To access Fibria’s Bylaws please click here

Information on the Matters to be Examined and Discussed

As provided for in the Brazilian Corporations Law, and pursuant to the Call Notice (which is included in this Manual as Exhibit 1) published in the Diário Oficial do Estado de São Paulo and in Valor Econômico Newspapers and made available on the webpages of Fibria and Brazilian Securities Commission (www.fibria.com.br/ir and www.cvm.gov.br) as of March 26, 2018, the matters to be resolved in the General Meeting are as indicated below.

All the documents mentioned in the item below are available on the websites of Fibria and Brazilian Securities Commission (www.fibria.com.br/Investidores and www.cvm.gov.br), and have been published, when required by law, in the Diário Oficial do Estado de São Paulo and in Valor Econômico Newspapers.

In the Ordinary General Meeting:

(i) management’s accounts, management’s report and the financial statements of the Company, accompanied by the independent auditors’ report, the opinion of the Fiscal Council, and the opinion of the Statutory Audit Committee regarding the year ended December 31, 2017;

Fibria’s Financial Statements, accompanied by the Management Report and the Opinions of the Independent Auditors PricewaterhouseCoopers Auditores Independentes and the Fiscal Council were published on January 29, 2018 in the Valor Econômico Newspaper, in the Diário Oficial do Estado de São Paulo (Official Gazzete of the State of São Paulo), and are available at the Company’s website (www.fibria.com.br/ir). Management discussion of the Company’s financial condition, pursuant to item 10 of the Reference Form from CVM Instruction 480/2009, are included as Exhibit III to the Management Proposal (Exhibit 2);

(ii) capital expenditure budget proposal for the year 2018;

The proposed capital budget prepared by Management is included in this Manual as Exhibit IV to the Management Proposal;

(iii) management’s proposal for allocation of income for the year ended December 31, 2017;

The proposal for the use of Fibria’s net profits, including, among other information, the amount for dividend distribution was prepared pursuant to the terms of Exhibit 9-1-II of CVM Instruction 481/2009 and are included in this Manual as Exhibit V to the Management Proposal;

(iv) establishment of the Fiscal Council on a non-permanet basis ;

Bearing in mind that the workings of the Company’s Fiscal Council come to an end at the Ordinary General Meeting, which is scheduled to take place on April 27, 2018, as provided for in paragraph 5 of article 161 of Brazilian Corporate Law, Management proposes that the Fiscal Council be set up once again.

(v) determination of the number of Fiscal Council members ;

With a view to always ensuring the existence of an uneven number of members, it is proposed that the number of members for the Company’s Fiscal Council be fixed at 3 (three) permanent members and an equal number of alternates, with a mandate until the Ordinary General Meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the year ended December 31, 2018.

(e) election of the Fiscal Council members and the respective alternates

The information on the members of the Fiscal Council is included in this Manual as Exhibit V to the Management Proposal, and was prepared as in item 12.5 - 12.10 of Exhibit A to CVM Instruction 552/2014 as Exhibit VI to the Management Proposal;

(ix) annual global compensation of the managers and Fiscal Council members for the year 2018.

The proposal relating to the annual global compensation of the Administrators for 2018 as well as information relating to the compensation of the Administrators prepared in accordance with item 13 of the Reference Form of CVM Instruction 480/2009 is also included in this Manual as Exhibit VII to the Management Proposal (Exhibit 2).

Exhibit 1 — Call Notice

FIBRIA CELULOSE S.A.

Publicly-Held Corporation

Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21

Company Registry (NIRE) 35.300.022.807 | CVM Code No. 12793

CALL NOTICE

ANNUAL SHAREHOLDERS’ GENERAL MEETING

TO BE HELD ON APRIL 27, 2018

FIBRIA CELULOSE S.A., corporation, with headquarters in the City of São Paulo, State of São Paulo, located at Rua Fidêncio Ramos, No. 302, 3rd and 4th (part) floors, Edifício Vila Olímpia Corporate, Vila Olímpia, CEP 04551-010, with its corporate acts filled before São Paulo’s Board of Trade under the Company Registry (NIRE) 35.300.022.807, enrolled before the Corporate Taxpayer ID (CNPJ) No. 60.643.228/0001-21, registered before the Brazilian Securities Commission (CVM) as a level “A” public held corporation, under the code 12793 (“Company”), hereby, in accordance with Article 124 of Law No. 6,404/76, as amended (“Brazilian Corporate Law”) and articles 3rd, 4th and 5th of CVM Instruction No. 481/09, as amended (“ICVM 481/09”), calls the shareholders to take part on the Annual Shareholders’ General Meeting (“General Meeting”) to be held at 10:00am, April 27, 2018, at the Company’s headquarter, 4th floor, in room Valor, to review, discuss and vote the following agenda:

i.

the management accounts, the management report and the Company’s financial statements, along with the report of the independent auditors, the report of the Board of Auditors and the report of the Statutory Audit Committee relating to the fiscal year ended on December 31, 2017;

ii.	the capital budgeting for 2018;

iii.	the allocation of the results of the fiscal year ended on December 31, 2017;

iv.	the instatement of the Board of Auditors;

v.	the definition of the number of members of the Board of Auditors;

vi.	the election of the members for the Company’s Board of Auditors; and

vii.	the annual global compensation of the Company’s management and members of the Board of Auditors for the fiscal year of 2018.

GENERAL INFORMATION:

According to Article 126 of the Brazilian Corporate Law, only those who prove their capacity as shareholders or representatives of shareholders in accordance with the applicable law may participate in the General Meeting. The proof of capacity as shareholders will be verified by presentation of valid identity card of the shareholder or his/her representative and certificate issued by the depositary institution of the book-entry shares owned or in custody, on a date after April 24, 2018.

In regard to investment funds, the representation of the quotaholders at the General Meeting shall be incumbent to the fund’s manager, with due regard to the provisions of the fund’s regulation regarding the person who is entitled to exercise the voting rights of the shares and assets that are part of the fund’s portfolio. In such case, the representative of the fund’s manager, in addition to the corporate documents mentioned above regarding such manager, shall present copy of the fund’s updated and restated regulation, duly registered with the competent body.

In connection with the participation by means of an attorney-in-fact, the powers to participate of the General Meeting shall have been granted at least one (1) year prior to the meeting, in accordance with article 126, paragraph 1st, of the Brazilian Corporate Law. Additionally, in compliance with article 654, paragraphs 1st and 2nd of the Brazilian Civil Code, the power-of-attorney shall include the place where it was granted, the complete qualification of the grantor and of the grantee, the date and the purpose of the granting, limiting the extension of the powers granted, containing the notarization of the signatures.

Please note that (1) the Company’s individual shareholders shall only be represented at the General Meeting by an attorney-in-fact that is also a Company’s shareholder, a Company’s manager, a lawyer or a financial institution, in accordance with the provisions of article 126, paragraph 1st of the Brazilian Corporate Law; and (2) the Company’s legal entity shareholders shall be represented by an attorney-in-fact appointed in accordance with its articles of association or Bylaws and with the regulations of the Brazilian Civil Code, with no necessity that such attorney-in-fact is a Company’s shareholder, a Company’s manager or a lawyer (as provided by CVM Procedure RJ2014/3578, judged in 11.04.2014).

The Company shall accept as identity documents the original version of National Identity Card (RG or RNE), as well as the National Driving License (CNH), passport, identity cards issued by the professional councils and other functional identification cards issued by governmental bodies, provided that it contains a picture of its holder.

The representative of the legal entity shareholder shall present a certified copy of the following documents, duly registered with the competent bodies (Registry of Legal Entities or Board of Trade, as applicable): (1) copy the articles of association or Bylaws duly updated and restated; and (2) corporate act that elects the manager that (a) attends the General Meeting as the legal entities’ representative, or (b) grants the power-of-attorney to a third party for representation of the legal entity shareholder.

The documents of the shareholders that were issued abroad shall be notarized by the Public Notary and apostilled or, in case the country where the document was issued is not signatory of Hague Convention (Apostille Convention), the document must be legalized at the Brazilian Consulate and, in both cases, translated by a sworn translator registered in the Board of Trade, and filled in the Registry of Deeds and Documents, in accordance with the applicable legislation.

For a better organization of the Shareholders’ Meeting, the Company, in accordance with paragraph 4th of article 28 of its  Bylaws, recommends the deposit, at its headquarters, three (3) business days before the date of the Shareholders’ Meeting, of the above mentioned documents. Please note that the shareholder shall still be able to attend the Shareholders’ Meeting even if such documents are not previously deposited, by presenting the documents at the opening of the Shareholders’ Meeting, as provided by paragraph 2nd of article 5 of ICVM 481/09.

The documents relating to the agenda of the Shareholders’ Meeting are available to the shareholders for consultation at the Company’s headquarters and at the websites of the Company (http://fibria.infoinvest.com.br), of B3 S.A. — Brasil, Bolsa, Balcão (http://www.b3.com.br), and of the CVM (http://www.cvm.gov.br), in accordance with the provisions of the Corporation Law and applicable regulations.

São Paulo, March 26, 2018.

José Luciano Duarte Penido

Chairman of the Board of Directors

Exhibit 2 — Management Proposal and its Exhibits

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

São Paulo, March 27, 2018

Management’s Proposal

Dear Sirs,

The Management of FIBRIA CELULOSE S.A. (“FIBRIA” or “the Company”) submits for the appreciation of its shareholders its proposal regarding the matters that will be covered at its Annual Shareholders’ General Meeting, which are scheduled to take place at the Company’s head office on April 27, 2018, under the terms proposed below (“Proposal”).

SUMMARY

GENERAL CONSIDERATIONS	16

1. MANAGEMENT’S ACCOUNTS, THE MANAGEMENT’S REPORT AND THE COMPANY’S FINANCIAL STATEMENTS, ACCOMPANIED BY THE INDEPENDENT AUDITORS’ REPORT FOR THE YEAR ENDED DECEMBER 31, 2017	20

2. CAPITAL EXPENDITURE BUDGET PROPOSAL FOR THE YEAR 2018	21

3. MANAGEMENT’S PROPOSAL FOR ALLOCATION OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2017	22

4. SETTING UP OF THE FISCAL COUNCIL ON A NON-PERMANENT BASIS	23

5. DETERMINATION OF THE NUMBER OF FISCAL COUNCIL MEMBERS	23

6. ELECTION OF THE FISCAL COUNCIL MEMBERS AND THEIR RESPECTIVE ALTERNATES	23

7. COMPENSATION OF MANAGERS AND MEMBERS OF THE COMPANY’S FISCAL COUNCIL FOR THE YEAR 2018	24

EXHIBIT I — MODEL OF REMOTE VOTING FORM	27

EXHIBIT II — OPINION OF THE FISCAL COUNCIL AND REPORT OF THE STATUTORY AUDIT COMMITTEE	31

EXHIBIT III — MANAGEMENT’S COMMENTS (ITEM 10 OF CVM INSTRUCTION 480/2009)	33

EXHIBIT IV — THE COMPANY’S PROPOSED CAPITAL EXPENDITURE BUDGET	95

EXHIBIT V — INFORMATION ON THE ALLOCATION OF INCOME REQUIRED UNDER CVM INSTRUCTION No. 481/2009	97

EXHIBIT VI — QUALIFICATIONS OF CANDIDATES for THE FISCAL COUNCIL (Items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 480/2009)	104

EXHIBIT VII — MANAGEMENT’S COMPENSATION (Item 13 of CVM Instruction 480/2009)	118

GENERAL CONSIDERATIONS

Matters to be examined, discussed and voted on by the Shareholders’ Meetings, according to the following agenda:

•                                        management’s accounts, management’s report and the financial statements of the Company, accompanied by the independent auditors’ report, the opinion of the Fiscal Council, and the opinion of the Statutory Audit Committee regarding the year ended December 31, 2017;

•                                         capital expenditure budget proposal for the year 2018;

•                                         management’s proposal for allocation of income for the year ended December 31, 2017;

•                                         setting up of the Fiscal Council;

•                                         determination of the number of Fiscal Council members;

•                                         election of the Fiscal Council members and the respective alternates; and

•                                         annual global compensation of the managers and Fiscal Council members for the year 2018.

A.                                   Remote Voting Form

CVM Instruction No. 561, of April 7, 2015 (“ICVM 561/2015”) and CVM Instruction No. 594, of December 20, 2017, amending CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/2009”), regulate remote voting and the inclusion of proposals for resolution and candidates at shareholders’ meetings of quoted category A companies with shares authorized by a market management entity for trading on a stock exchange.

Remote voting forms must be used by all category A companies with shares authorized by a market management entity for trading on a stock exchange.

Accordingly, the Company introduced remote voting last year. A remote voting form was provided by the Company, as from today, on our website (www.fibria.com.br) and on the websites of the CVM (http://www.cvm.gov.br) and B3 S.A.— Bolsa, Brasil, Balcão (“B3”) (http://www.b3.com.br). The form can be printed out and completed manually.

The remote voting form shown in Exhibit I contains the items on the agenda of the annual shareholders’ general meeting, as outlined in this Proposal. Shareholders who wish to cast a remote vote at the Shareholders’ Meetings must complete this form, indicating whether they wish to vote in favor of or against each of the resolutions listed in the form, or to abstain, subject to the following procedures:

(i)                                   Sending forms directly to the Company

After completing a form, shareholders must send them by mail to the Company’s address in the city of São Paulo, São Paulo State, at Rua Fidêncio Ramos 302, 3º andar, Torre B Edifício Vila Olímpia Corporate, Vila Olímpia, Cidade e Estado de São

Paulo, CEP: 04551-010 or by email to ir@fibria.com.br, for the attention of the Investor Relations Department, and, in accordance with the provisions of Article 21-M of ICVM 481/2009, must enclose the following documents:

(i)                                    a hard copy of the remote voting form for the Shareholders’ Meetings, with all the fields duly completed, each page initialed and the final page signed by the shareholder or a legal representative. The signatures must be certified; and

(ii)                                 the other documents listed below:

For individuals:

(a)                                a certified copy of an identity document with a photo;

For legal entities:

(a)                                a certified copy of the latest restated bylaws or articles of association;

(b)                                a certified copy of corporate documents confirming powers of representation;

(c)                                 a certified copy of the legal representative’s identity document with a photo;

For investment funds:

(a)                                a certified copy of the latest restated regulations of the fund;

(b)                                a certified copy of the bylaws or articles of association of the fund administrator or manager, as appropriate, subject to the fund’s voting policy, and of corporate documents confirming the powers of representation; and

(c)                                 a certified copy of the legal representative’s identity document with a photo.

Shareholders’ documents issued abroad in countries that are signatories to the Apostille Convention must be duly apostilled. Documents issued in other countries must have signatures authenticated by a Notary Public and legalized at a Brazilian Consulate. In either case, the documents must be translated by a sworn translator registered with a Commercial Registry and must be filed with the Registry of Deeds and Documents as required by law.

To be valid, remote voting forms, subject to the above requirements, must be received by the Company not later than April 20, 2018.

Pursuant to Article 21-U of ICVM 481/2009, the Company will notify shareholders, by email to the address shown on their remote voting forms, within three (3) days of receipt, whether the forms and accompanying documents are acceptable. At the same time the Company will inform shareholders of any need to rectify or resend the voting form or accompanying documents, and this must be done by April 20, 2018.

Please note that the Company will accept forms received by the first business day after April 20, 2018, i.e. by April 23, 2018, provided that they are sent direct to the Company.

(ii)                               Submission via service providers

In accordance with Article 21-B of ICVM 481/2009, as an alternative to sending remote voting forms directly to the Company, shareholders may give instructions for completing the forms to service providers which are prepared to accept and transmit such instructions. Voting forms must be sent by service providers not later than April 20, 2018.

Voting instructions can therefore be sent through custody agents, in the case of shareholders whose shares are held in a central depositary, or, in the case of book-entry shares, through Itaú Corretora de Valores S.A.

The custody agent and Itaú Corretora de Valores S.A. will check the voting instructions given by shareholders, but they are not responsible for confirming that the shareholder is eligible to vote. This will be done by the Company.

Shareholders should contact their custody agent or Itaú Corretora de Valores S.A., as applicable, and find out what their procedures are for handling remote voting instructions and what documents and information they need. These service providers will confirm receipt of voting instructions and notify shareholders if there is a need to amend or resubmit them, in accordance with the applicable procedures and deadlines.

In compliance with ICVM 481/2009, any conflicting voting instructions relating to the same resolution and given by the same shareholder (i.e. by the holder of the same individual or corporate tax registration number (“CPF/MF”) or (“CNPJ/MF”)) will be ignored.

B.                                   Documents and Attachments

All the information and the documents referred to in this Proposal and provided for in articles 9, 10, 11 and 12, of ICVM 481/2009 are available to the shareholders at the Company’s head office and on its website (www.fibria.com.br), on the website of the Brazilian Securities Commission — CVM (www.cvm.gov.br), as well as being covered, as applicable, in the Exhibits to this Proposal.

Exhibit I corresponds to the remote voting form for the matters to be resolved on at the Annual Shareholders’ General Meeting.

Exhibit II corresponds to the copies of the opinion of the Company’s fiscal council and of the Statutory Audit Committee’s report, both in favor of approving management’s accounts and the financial statements for the year ended December 31, 2017.

Exhibit III, prepared in accordance with section 10 of the Company’s Reference Form, under the terms of CVM Instruction No. 480, of December 7, 2009, as amended (“ICVM 480/2009”), registers management’s comments regarding the Company’s financial condition and is intended to provide the shareholders with an overall analysis of the Company’s business activities.

Exhibit IV contains the Company’s Proposed Capital Budget for 2018.

Exhibit V, prepared in accordance with Exhibit 9-1-II to ICVM 481/2009, refers to the proposed allocation of income for the year ended December 31, 2017.

Exhibit VI contains the information regarding the candidates for election to the Fiscal Council and was drawn up in accordance with items 12.5 to 12.10 of Attachment 24 to ICVM 480/2009.

Exhibit VII, regarding compensation of the Company’s management, was drawn up in accordance with item 13 of the Company’s Reference Form, under the terms of ICVM 480/2009. The proposed total compensation of management for the year 2018 is given in item 7 of this Proposal.

C.                                   Required documents for participation in the General Meeting

Individual shareholders can be represented at the shareholders’ meetings by a proxy appointed less than one year prior to the meeting, who must be a shareholder or a manager of the Company, a lawyer or a financial institution. The administrator of an investment fund must represent the investors in the fund, as required by Article 126, paragraph 1, of Law No. 6.404/76 (the “Corporate Law”).

In line with the ruling in CVM Case No. RJ2014/3578, the requirement for a proxy to be a shareholder or a manager of the Company, a lawyer or a financial institution only applies to individual shareholders. For representation of a corporate shareholder the rules of the Brazilian Civil Code (Law No. 10.406/02) apply. Thus, any proxy duly empowered by law and under the articles of association or bylaws of a legal entity may attend a Shareholders’ Meeting, even if they are not a shareholder or manager of the Company or a lawyer.

The proxies and shareholders representatives may attend the general meeting as long as they have deposited the respective power of attorney, at the Company’s headquarters, up to three (3) business days before the date set for the general meeting. The documents must be sent for the attention of Departamento Jurídico (the Company’s Legal Department) at Rua Fidêncio Ramos No. 302, 3rd and 4th floors, Torre B, Edifício Vila Olímpia Corporate, Vila Olímpia, Postal Code 04551-010. If a shareholder fails to deposit the above-mentioned powers of attorney and representation its representative may take part in the Shareholders’ Meetings provided that he/she brings the originals of the documents of proof of the powers granted.

The Company requires that powers of attorney issued to representatives attending Shareholders’ Meetings must indicate the place where they were issued, full details of the grantor and the grantee, the date and purpose of the grant and the extent of the powers granted; and that the signatures on the document be certified.

Shareholders’ documents issued abroad in countries that are signatories to the Apostille Convention must be duly apostilled. Documents issued in other countries must have signatures authenticated by a Notary Public and legalized at a Brazilian Consulate. In either case, the documents must be translated by a sworn translator registered with a Commercial Registry and must be filed with the Registry of Titles and Documents as required by law.

The Company will not accept powers of attorney issued electronically.

We recommend that shareholders or their legal representatives or proxies, as the case may be, should deposit the following documents at the Company’s registered office at least three days before the date of the meeting:

(i) Individual Shareholders:

(a) an original identity document with a photo (ID card (RG), foreign resident’s identity card (RNE), Brazilian driving license (CNH) or a membership card of an officially recognized professional association); and

(b) up-to-date proof of ownership of shares, issued by the bookkeeping agent or custody agent; and

(ii) Corporate Shareholders:

(a) a certified copy of the latest consolidated bylaws or articles of association;

(b) a certified copy of corporate documents granting powers of representation (minutes of the election of the officer(s) attending the meeting or issuing the corresponding power of attorney);

(c) original identity document, with a photo, of the legal representative(s); and

(d) up-to-date proof of ownership of shares, issued by the bookkeeping agent or custody agent; and

(iii) Investment funds:

(a) a simple copy of the latest restated regulations of the fund, duly registered with the competent authority;

(b) certified copies of the latest restated articles of association or bylaws and of corporate documents granting powers of representation (minutes of the election of the officer(s) attending the meeting or issuing the corresponding power of attorney) of the administrator and/or manager of the fund (depending on who is authorized to attend and vote at shareholders’ meetings of the companies in which the fund invests);

(c) original identity document, with a photo, of the legal representative(s); and

(d) up-to-date proof of ownership of shares, issued by the bookkeeping agent or custody agent.

1.              MANAGEMENT’S ACCOUNTS, THE MANAGEMENT’S REPORT AND THE COMPANY’S FINANCIAL STATEMENTS, ACCOMPANIED BY THE INDEPENDENT AUDITORS’ REPORT FOR THE YEAR ENDED DECEMBER 31, 2017.

The Company’s financial statements and management’s report were drawn up by the Company’s Executive Board, audited by the independent auditors BDO RCS Auditores Independentes S/S, and approved by the Company’s Board of Directors at the meeting held on January 29, 2018, with the aforementioned documents being published in the newspaper Valor Econômico and in the Official Gazette of the State of São Paulo on January 29, 2018.

On January 29, 2018, the Fiscal Council issued a favorable opinion, and the Statutory Audit Committee issued its report, both arguing in favor of forwarding the aforementioned documents for approval at the Annual Shareholders’ General Meeting, according to the copies included in Exhibit II to this Proposal.

Management’s comments regarding the Company’s financial condition can be found in Exhibit III to this Proposal.

Therefore, based on the documents and information available, the Management requests that the Annual Shareholders’ General Meeting give full approval of management’s accounts, of the management’s report and of the Company’s financial statements, accompanied by the annual report of the independent auditors regarding the accounting year ended December 31, 2017.

2.              CAPITAL EXPENDITURE BUDGET PROPOSAL FOR THE YEAR 2018

The investment plan for 2018, duly approved at the meeting of the Board of Directors which was held on January 29, 2018, comes to a total amount of R$3,687 million, distributed as follows:

R$ Million
Maintenance	481
Modernization	174
Information Technology	23
Forest — Renewal	2,126
Safety/Environment	87
Pulp Logistics	346
Expansion - Horizonte 2 Project	444
Others	6
Total Capital Expenditure Budget	3,687

These investments will be made primarily using the retained earnings of the Profit Reserve in the amount of R$2,783 million. The difference, in the amount of R$904 million, for the total investments proposed by management, will be paid using own funds (obtained through its operational activities during the fiscal year), and funds from third parties.

Sources and Uses Summary Table

Sources	R$ million
Earnings retained for Investments
Balance of earnings retained for investments	2,010
Earnings retained in 2017	773
Own funds (obtained through its operational activities during the fiscal year)/Third parties	904
TOTAL	3,687
Uses
Total investments (as per “Investment Plan” table)	3,687

The Company’s management proposes to the Annual Shareholders’ General Meeting the approval of the capital expenditure budget for the year 2018, in accordance with

Exhibit IV.

3.              MANAGEMENT’S PROPOSAL FOR ALLOCATION OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2017

In the year ended December 31, 2017, the Company posted net income of one billion eighty-five million two hundred and sixty-four thousand seven hundred and seventy-seven Reais, and twenty-one cents (R$1,085,264,777.21).

Deducting the amount of fifty-four million, two hundred and sixty-three thousand, two hundred and thirty-eight Reais, and eighty-six cents (R$54,263,238.86), allocated to the creation of the Company’s legal reserve, which corresponds to five per cent (5%) of net income for the year, adjusted in accordance with the terms of article 202 of the Corporate Law, comes out to the sum of one billion thirty-one million one thousand five hundred and thirty-eight Reais, and thirty-five cents (R$1,031,001,538.35).

The Company’s Management proposes the following allocation for the adjusted net income:

(i)                                    the sum of two hundred and fifty-seven million, seven hundred and fifty thousand, three hundred and eighty-four Reais, and fifty-nine cents (R$257,750,384.59), which equals R$0.465925316 per common share, excluding treasury shares, corresponding to twenty-five per cent (25%) of the adjusted net income, distributed to the shareholders as minimum compulsory dividend, under the terms of Brazilian Corporate Law and article 31, sub-section II of the Company’s by-laws; and

(ii)                                 the sum of seven hundred and seventy-three million, two hundred and fifty-one thousand, one hundred and fifty-three Reais, and seventy-six cents (R$773,251,153.76), corresponding to approximately seventy-five per cent (75%) of the adjusted net income, retained for allocation to the Company’s Profit Reserve for Investments, as provided for in the Company’s capital expenditure budget for the year 2018.

The amount of dividends per ordinary share, as indicated in item (i) immediately above, is subject to a reduction up to 0.10% (zero coma ten per cent)  as a result of the potential exercise of the stock option of the Company in the context of the Stock Option Plan, defined in item 13.4(a) of this Proposal, until the date of the resolution of the dividends, provided that such variation is not significant.

The amounts to be declared as dividends will not be subject to monetary restatement or compensation between the declaration date and the date of actual payment.

Moreover, dividends are exempt from Income Tax, according to articles 10 of Law No. 9.249/95, and 72 of Law No. 12.973/14.

The dividends, if approved, will be paid to shareholders registered as of the close of trading on B3 S.A. — Bolsa, Brasil, Balcão on May 03, 2018 (base date), taking into account trades carried out up to and including this date. The Company shares will be traded “ex-dividend” as from May 04, 2018.

It is proposed that the Shareholders’ Meeting should determine the date for payment of dividends.

For better understanding of the proposed allocation of the Company’s net income, Exhibit IV contains the minimum information provided for under Exhibit 9-1-II to ICVM 481/2009.

4.              SETTING UP OF THE FISCAL COUNCIL ON A NON-PERMANENT BASIS

Bearing in mind that the workings of the Company’s Fiscal Council come to an end at the Shareholders’ Meeting, as provided for in paragraph 5 of article 161 of Brazilian Corporate Law, Management proposes that the Fiscal Council be set up once again and that it operate until the annual shareholders’ general meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the year ended December 31, 2018.

5.              DETERMINATION OF THE NUMBER OF FISCAL COUNCIL MEMBERS

Under the terms of article 27 of the Company’s By-Laws, the Fiscal Council, when set up, will consist of, at least, 3 (three) and, at most, 5 (five) permanent members and an equal number of alternates.

With a view to always ensuring the existence of an uneven number of members, it is proposed that the number of members for the Company’s Fiscal Council be fixed at three (3) permanent members and an equal number of alternates, with a mandate until the annual shareholders’ general meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the year ended December 31, 2018.

6.              ELECTION OF THE FISCAL COUNCIL MEMBERS AND THEIR RESPECTIVE ALTERNATES

Bearing in mind the above proposal for the setting up of the Company’s Fiscal Council on a non-permanent basis, and definition of three (3) full members and an equal number of alternates to compose this group, Management proposes to the Shareholders’ Meeting that the candidates listed below be elected to the Fiscal Council with a one-year mandate, until the annual shareholders’ general meeting that will examine, discuss and vote on management’s accounts and on the financial statements for the accounting year ended December 31, 2018:

According to article 162 of the Brazilian Corporate Law, only individuals residing in the country and holding an academic degree, or persons who have worked as business managers or fiscal council members for a minimum term of three (3) years, are entitled to hold a position in the fiscal council.

In addition to the persons mentioned in article 147 of the Brazilian Corporate Law, the members of management bodies and employees at the Company, its subsidiaries, or group companies, and managers’ spouses and relatives up to the 3rd degree, are not eligible for the fiscal council.

Additional information about the candidates for the Fiscal Council can be found in Exhibit VI.

A.            Candidates appointed by the controlling shareholder

In view of the above proposal to instate the Fiscal Council, management proposes that the following be elected as members for a one (1)-year term of office, until the annual shareholders’ general meeting held to examine, discuss and vote on the management accounts and accounting statements for the year ending December 31, 2018:

Name	Proposed Position
Mauricio Aquino Halewicz	Chairman of the Fiscal Council (Full member)
Geraldo Gianini	Member of the Fiscal Council (Alternate)
Gilsomar Maia Sebastião	Member of the Fiscal Council (Full member)
Antônio Felizardo Leocadio	Member of the Fiscal Council (Alternate)

B.            Candidates appointed by the minority shareholders

As investors in the Company, the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”) and Tempo Capital Principal Fundo de Investimentos de Ações (“Tempo Capital”) have requested that the following candidates for membership of the Fiscal Council be included in the Company’s remote voting form.

The following table shows the candidates appointed by PREVI and Tempo Capital for separate election to the Fiscal Council:

Name	Position	Appointed by
Marcos Tadeu de Siqueira	Member of the Fiscal Council (Full member)	PREVI
Geraldo Affonso Ferreira Filho	Member of the Fiscal Council (Alternate)	PREVI
Domenica Eisenstein Noronha	Member of the Fiscal Council (Full member)	Tempo Capital
Maurício Rocha Alves de Carvalho	Member of the Fiscal Council (Alternate)	Tempo Capital

7.              COMPENSATION OF MANAGERS AND MEMBERS OF THE COMPANY’S FISCAL COUNCIL FOR THE YEAR 2018

For 2018, management is proposing that the Annual Shareholders’ General Meeting approve a total compensation sum of up to fifty-five million Reais (R$ 55,000,000.00) for the Company’s management and Fiscal Council members, with it being up to the Board of Directors, under the terms of article 17, sub-section III of the Company’s By-Laws, to set and apportion the individual compensation sums of the managers and Fiscal Council members, in accordance with the limit proposed here, if approved. The global compensation sum proposed here includes the compensation of the Company’s Statutory Board, of its Board of Directors and of the Fiscal Council during the period between January and December 2018, and includes both direct and indirect fixed and variable compensation (this taking into account the maximum level achievable), as well as benefits of any whatsoever type and the amounts to be recognized in income by the Company as a result of share-based compensation models(1), including the Long-Term Incentive Plan submitted to the Special Shareholders’ Meeting held on April 28, 2017. The proposed amount does not include taxes and contributions to Brazil’s social

(1)  The information disclosed by the Company in this Management’s Proposal is based on CVM regulations and the accounting standards applicable. However, we must stress that, considering the characteristics of the Company’s Stock Options Plan, the amounts regarding share-based compensation based on the Stock Options Plan should not be treated as “compensation” for labor, tax and social security purposes. For accounting purposes, as provided for in Pronouncement No. 10 of the Accounting Pronouncements Committee (CPC 10), the amounts relating to the stock options plans granted to the Company’s employees are recorded as share-based payments and indicated as so in the financial statements.

security system(2).

If the Fiscal Council is set up for the year 2018, management proposes individual monthly compensation of the permanent members of the Fiscal Council of, at least ten per cent (10%), and, at most twenty per cent (20%) of the compensation, which on average is allocated to each of the Company’s Executive Officers, with this calculation not including the charges, bonuses or 13th salary, and complying with the total compensation limit for management approved here. The members of the Fiscal Council will receive 12 monthly salaries and there will be no benefits, entertainment allowances or profit sharing.

Additional information about management’s expected compensation for the year 2018 can be found in Exhibit VII.

(i)                 Comparison between the amounts proposed in the previous year and the amounts actually paid out

Difference — Amounts in the 2017 proposal and the amounts paid out

Entity	Amounts Proposed 2017		Amounts Paid 2017		Reasons
Board of Directors(1)	R$	5,739,231.94	R$	5,806,707.70	Increase made over the year
Executive Board(1)	R$	52,723,768.06	R$	23,678,391.07

Payment of bonus considerably below expectations, generating reversal of provision; fall in the quote of FIBR3, generating reversal of provision for share-based programs; no use of amounts estimated for potential terminations

Fiscal Council	R$	537,000.00	R$	542,700.00	—

(1) Includes share-based compensation (stock options).

(ii)                                 Comparison between the proposed compensation and the proposed compensation of the previous year and item 13 of the Company’s Reference Form

Difference — Amounts approved in 2017 and amounts given in the 2017 Reference Form (before restatement to include amounts actually paid)

(2)  Since the Company is subject to Law No. 12.546/2011, which deals with exemption from payroll tax, social security contributions are paid for a global sum based on a percentage of gross revenues, irrespective of the number of employees or the value of individual compensation. Thus it is impossible to give the individual values of social security contributions recognized in income for members of the Board of Directors, Statutory Executive Board or Fiscal Council.

Entity	Amounts Approved 2017		Reference Form 2017		Reasons
Board of Directors	R$	5,739,231.94	R$	5,739,231.94	N/A
Executive Board(1)	R$	52,723,768.06	R$	52,723,768.06	N/A
Fiscal Council	R$	537,000.00	R$	537,000.00	N/A

(iii)                              Comparison between the proposed compensation for 2018 and the proposed compensation of the previous year

Difference — Amounts for current and previous year’s proposal

Entity	Amounts Proposed 2018		Amounts Proposed 2017		Reasons
Board of Directors	R$	7,214,009	R$	5,739,231.94	Higher salary amounts and possibility of resumption of tax burden on payroll
Executive Board(1)	R$	47,080,391	R$	52,723,768.06	Lower amount estimated for potential terminations (safety margin); lower projection of Share-Based Programs due to FIBR3 quote in 2017
Fiscal Council	R$	705,600	R$	537,000.00	Higher salary amounts and possibility of resumption tax burden on payroll

(1)  Includes share-based compensation (stock options and Long-Term Incentive Plan)

We are at your disposal to provide any explanations that may be necessary.

Sincerely,

José Luciano Duarte Penido

Chairman of the Board of Directors

EXHIBIT I — MODEL OF REMOTE VOTING FORM

FIBRIA CELULOSE S.A.

Publicly Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

Remote Voting Form

FOR THE Annual SHAREHOLDERS’ GENERAL Meeting

OF FIBRIA CELULOSE S.A. TO BE HELD ON APRIL 27, 2018

1.            Name and email address of shareholder:

Name:

Email:

2.            CNPJ or CPF of shareholder:

3.            Guidance for completion:

If you wish to exercise your voting entitlement remotely, under the terms of CVM Instruction No. 481/2009, as amended, please complete this Remote Voting Form (“Form”). The Form will only be valid and the votes contained in it cast at the meeting if the following conditions are observed:

(i)            All the fields must be duly completed;

(ii)           Every page must be initialed; and

(iii)          The last page must be signed by the shareholder or the shareholder’s legal representative(s), as the case may be, in terms of the legislation.

It is essential to complete items (i) and (ii) with the shareholder’s full name and tax registration number, either for a legal entity (CNPJ/MF) or an individual (CPF/MF), and to give an email address for contact if necessary.

Signatures on the Form must be certified, and if completed abroad, consularized or apostilled in the case of a country which is a signatory to the Convention Abolishing the Requirement of Legalization for Foreign Public Documents (Apostille Convention) of October 5, 1961.

4.            Where to send the form:

If you wish to exercise your right to vote remotely you must (i) complete this Form and send it to the Company; or (ii) transmit your instructions for completion to a service provider, as indicated below:

In the former case, the Company must receive the following documents (by mail or email) not later than April 20, 2018:

i) original Form completed, initialed, signed and with signatures certified; and

ii) a certified copy of:

a) Individuals: Your or your representative’s identity document with photo;

b) Legal entities: An identity document with photo of the legal representative (if a representative, the power of attorney must be provided); up-to-date restated bylaws or articles of association; and a document proving the representative’s status;

c) Investment funds: An identity document with photo of the legal representative; up-to-date restated bylaws or articles of association; a document proving the representative’s status; and latest up-to-date restated regulations.

*Documents completed abroad must be notarized, consularized, translated by a sworn translator and filed with the Registry of Titles and Documents (if completed in a country that is a signatory to the Apostille Convention, diplomatic or consular legalization prior to August 14, 2016 must be replaced by the attachment of an Apostille).

•- You may also transmit your voting instructions to your custody agent, in accordance with the agent’s own rules. You must find out from the agent what procedures you should follow. The deadline for transmitting instructions to custody agents is 7 days before the date of the meeting.

*The central depository of B3 S.A.— Bolsa, Brasil, Balcão, will ignore any conflicting instructions relating to the same shareholder and the same resolution. The Company will acknowledge receipt of your documentation and inform you whether it is acceptable, if it has to be amended, or if it has been refused. If you deliver the documents after the deadline they will have to be amended or supplemented, or your Form will be refused.

5.            Postal and email address for sending your remote voting form, if you wish to send it direct to the Company:

Investor Relations Department of Fibria S.A

Fibria Office

Rua Fidêncio Ramos 302, 3º andar, Torre B Edifício Vila Olímpia Corporate, Vila Olímpia, Cidade e Estado de São Paulo, CEP: 04551-010

Email: ir@fibria.com.br

6.            Name, physical and email address, phone number and contact person for the bookkeeping agent:

ITAÚ CORRETORA DE VALORES S.A.

Av. Brigadeiro Faria Lima, 3.500, 3º andar

Itaim Bibi, São Paulo, SP

CEP 04538-132

Phone No.: +55 11 3003-9285 (for calls from state capitals and metropolitan regions)

Phone No.: 0800 7209285 (from other locations)

Email: ATENDIMENTOESCRITURACAO@ITAU-UNIBANCO.COM.BR

7.            Voting indication:

If you wish to exercise your right to remote voting, you must give your voting instructions on the following items on the agenda of the Annual Shareholders’ General Meeting to be held on April 27, 2018:

8. To resolve on the management accounts, the management report and the financial statements of the Company, accompanied by the report of the independent auditors, the opinion of the Fiscal Council and the report of the Statutory Audit Committee, for the year ended December 31, 2017.

☐ For	☐ Against	☐ Abstain

9. To resolve on the management’s capital budget proposal for 2018, as announced by the Company in its financial statements and in the management proposal for the annual shareholders’ general meeting.

☐ For	☐ Against	☐ Abstain

10. To resolve on management’s proposal for disposal of the Company income, as follows:

(a) transfer of the amount of R$54,263,238.86 to legal reserve;

(b) distribution of the sum of R$257,750.384.59, or R$0.465925316 per share, ignoring treasury shares, corresponding to 25% of adjusted net income, as a mandatory dividend, provided that, as described in the management’s proposal, such amount per share may be reduced up to 0.10% as a result of the potential exercise of the stock option of the Company in the context of the Stock Option Plan from March 26, 2018, until April 27, 2018; and

(c) transfer of the sum of R$773,251,153.76, approximately 75% of adjusted net income, to the Profit Reserve for Investments.

☐ For	☐ Against	☐ Abstain

11. To resolve on the instatement of the Company’s Fiscal Council, to operate until the Company’s next Annual Shareholders’ General Meeting

☐ For	☐ Against	☐ Abstain

12. To approve the number of three (3) members of the Fiscal Council, with a mandate to run until the Company’s next Annual Shareholders’ General Meeting.

☐ For	☐ Against	☐ Abstain

13. To elect the members of the Fiscal Council, to hold office until the Company’s next Annual Shareholders’ General Meeting:

Single slate:

Candidate: Mauricio Aquino Halewicz (full member); Alternate: Geraldo Gianini

Candidate: Gilsomar Maia Sebastião (full member); Alternate: Antônio Felizardo Leocadio

☐ For	☐ Against	☐ Abstain

If one of the candidates on the slate is removed, in order to permit separate election as provided for in Articles 161, paragraph 4, and 240 of Law No. 6.404/76, will the votes corresponding to your shares still apply to the slate selected?

☐ Yes	☐ No

14. Separate election of a member of the fiscal council by minority holders of common shares:

(You should only complete this field if you have left field 13 blank)

Candidates 1: Domenica Eisenstein Noronha (full member); Alternate: Maurício Rocha Alves de Carvalho

☐ For	☐ Against	☐ Abstain

Candidates 2: Marcos Tadeu De Siqueira (full member); Alternate: Geraldo Affonso Ferreira Filho

☐ For	☐ Against	☐ Abstain

15. To set the global compensation of managers at fifty-five million Reais (R$ 55,000,000.00) and of the members of the fiscal council in office at a minimum of 10% (ten percent), and a maximum of 20% (twenty percent) of the average compensation attributed to each Officer of the Company, excluding benefits, entertainment allowances and profit sharing, pursuant to Article 168, para. 3, of Law No. 6.404/76.

☐ For	☐ Against	☐ Abstain

16. In the event of a second call of this Shareholders’ Meeting, are the voting instructions you have indicated above still valid?

☐ Yes	☐ No

[Place], [date].

[Name of Shareholder]

EXHIBIT II - OPINION OF THE FISCAL COUNCIL AND REPORT OF THE STATUTORY AUDIT COMMITTEE

FIBRIA CELULOSE S.A.

Publicly Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “the Company”), in accordance with the duties set forth in article 163 of Law 6.404/76, at the meeting held on January 29, 2018, at the Company’s head office, examined Individual (parent company) and Consolidated (Fibria and its subsidiaries) Financial Statements and the accompanying notes which are an integral part of the aforementioned consolidated financial statements, Management’s Annual Report and the other statements drawn up by the Company, regarding the year ended December 31, 2017 as well as the proposal contained therein, including the capital expenditure budget proposal for the fiscal year 2018. Based on the examinations carried out and also taking into account the unqualified opinion of the independent auditors, BDO RCS Auditores Independentes S/S, dated January 29, 2018, as well as on the information and clarifications provided by the Company’s representatives over the course of the year, the undersigned members of the Fiscal Council unanimously concluded, in accordance with the provision set forth in article 163 of Law 6.404/76, to issue an opinion in favor of forwarding the aforementioned documents and proposals for the approval of the Annual Shareholders’ General Meeting for the year 2018.

São Paulo, January 29, 2018.

Maurício Aquino Halewicz

Chairman of the Board

Gilsomar Maia Sebastião

Board Member

Domenica Eisenstein Noronha

Board Member

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

Statutory Audit Committee’s Report

The members of Fibria Celulose S.A.’s Statutory Audit Committee, in the performance of their tasks and legal obligations, as set forth in the committee’s own Internal Rules, carried out the analysis of the financial statements, as well as of the independent auditors’ report and the management’s annual report regarding the year ended December 31, 2017 (“2017 Annual Financial Statements”). Based on the information provided by the Company’s management and BDO RCS Auditores Independentes S/S, as well as the proposed allocation of net income for the year 2017, considering that the latter fairly reflects, in all material aspects, the equity and financial condition of the Company and its subsidiaries, they recommend, unanimously, that the documents be approved by the Company’s Board of Directors, and submitted to the Annual Shareholders’ General Meeting, pursuant to the Brazilian Corporate Law.

São Paulo, January 29, 2018.

Júlio Sergio de Souza Cardozo

Coordinator of the Committee

José Écio Pereira da Costa Junior

Member and Financial Specialist

Maria Paula Soares Aranha

Member

EXHIBIT III — MANAGEMENT’S COMMENTS (ITEM 10 OF CVM INSTRUCTION 480/2009)

10.1 — General financial and equity conditions

a.              General financial and equity conditions

The following are comments from the company’s Board corresponding to the analysis of financial and equity condition of the Company, which include an overview of the performance of the global market for each of the financial years ended 2017, 2016 and 2015 and their impact on the company’s results as well as an analysis on the performance of the Company’s capital management and the actions addressed in this management over those years.

Financial Year 2017

In 2017, the production of pulp totaled 5,642 thousand tons, up 12% against the prior year, primarily due to the start-up of the new pulp production line in Três Lagoas (Horizonte 2 Project), the production of which totaled 559 thousand tons in 2017.

Volume of sales totaled 6,212 thousand tons, up 13% against the prior year, which is primarily justified by the start-up of the Horizonte 2 Project, the sales of which have been substantially directed to the Asian market and by the effect of 12 months of the agreement with Klabin in comparison with 8 months in 2016 (the acquisitions of pulp from Klabin by Fibria began in May 2016), representing an increase by 331 thousand tons in 2017 against 2016. Inventories ended the year with 48 days, up one (1) against 2016 only.

Cash cost of production was R$ 637/ton in 2017, down 6% against 2016, primarily due to a lower impact on maintenance scheduled stoppages and a higher dilution of fixed costs as a result of the start-up of Horizonte 2, which also caused an increase in income from utilities (sales of energy).

Financial result totaled net expense of R$ 783 million, against net revenue of R$ 1.6 billion in 2016. This variation was primarily due to the effect of the change in the foreign-exchange rate in the company’s indebtedness portion linked to the U.S. Dollar (which increased by 1,5% against the Real over the period) and a lower mark-to-market positive result of derivative financial instruments in 2017 when compared to 2016, which was partially offset by an increase in expenses involving interest on loans and financing.

We ended the year with gross debt of R$ 19,299 million, as a result of long-term and low-cost funding made over the year through two issues of bonds in the foreign market, in January and November 2017 (Fibria 2027 and Fibria 2025, respectively), the public distribution of Agribusiness Receivables Certificates (CRAs), releases of funds from agreements with BNDES and Finnvera and the export pre-payment agreement. Net debt ended the year at R$ 12,331 million, the leverage ratio measured by net debt/adjusted EBITDA, in U.S. Dollars, decreased from 3.30x to 2.41x and the average term of debts remained at 60 months. The Company mantained the Investment Grade granted by Standard & Poor’s and Fitch over the entire cycle of investment in the Horizonte 2 Project, as a result of its financial discipline in managing leverage, reaching the end of 2017 with a solid financial position and a rating of BBB-/Stable according to S&P and BBB-/Positive according to Fitch.

Consequently, the Company recorded net income of R$ 1,092 million in 2017, in comparison with R$1,664 million in 2016. The Company’s bylaws provide for a minimum mandatory dividend of 25% of adjusted net income, after the provision for legal reserve and, for this reason, the Company’s Management proposed the distribution of R$ 258 million as a minimum mandatory dividend, which was submitted for approval at the Annual Shareholders’ General Meeting held in April 2018.

Financial Year 2016

Sales volume in 2016 recorded a better performance compared to the volume in 2015.

This growth, together with a scenario of depreciated prices and a short-term perspective more balanced than expected regarding the opening of new plants, enabled us to announce three price increases for China, and one price increase for Europe and North America. We also highlight the general physical advance of the Horizonte 2 Project, which achieved 77% in December, above the estimates.

In 2016, pulp production reached 5,021 thousand tons, a reduction of 3% compared to 2015, due to the retrofit of the recovery boiler at plant C of the Aracruz Unit, and a slower curve of stabilization after the interruption, in line with the cycle of adjustment of the boilers, of 15 months. This learning curve was completed in 2016. The sales volume reached 5,504 thousand tons in 2016, an increase of 8% compared to the volume in 2016, particularly due to the agreement with Klabin and increased demand. Sales regarding the agreement with Klabin totaled 478 thousand tons. Pulp inventories closed the year at 47 days, 5 days less compared to 2015.

The cash cost of pulp production in 2016 was R$680 tons, 10% over 2015, chiefly due to the greater impact from programmed maintenance interruptions, greater costs for transportation of wood due to the average radius, and lower result of utilities (lower energy price), among other secondary factors. The conversion of cash cost into dollars resulted in an increase of 5% (2016: US$195/ton | 2015: US$185/ton).

In 2016, net financial income was positive by R$1.6 billion, compared to negative net financial income of R$3.7 billion in 2015, chiefly due to the positive impact of foreign exchange variation on the US dollar-denominated debt and the positive effect on income from derivative financial instruments. The 16.5% devaluation of the US dollar against the Real contributed to this impact, which was partially offset by the increase in financial expenses.

In the end of 2016, the Company’s gross indebtedness was R$16,153 million, or US$5 billion, as a result of long-term loans raised at low cost for the Horizonte 2 Project, in addition to funds obtained from the issue of Agribusiness Receivables Certificates (CRAs) in order to strengthen its already robust cash position. In the end of 2016, net debt was R$11,435 million (US$3.5 billion); the financial leverage ratio (net debt/adjusted EBITDA) in dollars was 3.30x; and the average term of total debt was 51 months. Although the year 2016 was characterized by market uncertainty and a more robust investment cycle, Fibria maintained its Investment Grade given by Standard & Poor’s (negative outlook), and Fitch (stable outlook), which ratifies the quality of the Company’s credit risk.

As a result, the Company’s net income was R$1,664 million in 2016, against R$357 million in 2015. The Company’s by-laws provide for a minimum mandatory dividend of 25% of adjusted net income, after the provision for the legal reserve. For this reason, the Company’s Management proposed a distribution of R$393 million in minimum mandatory dividends, which will be submitted for approval by the Annual Shareholders’ General Meeting to be held in April 2017.

Financial Year 2015

The pulp market in 2015 exceeded expectations of agents and was characterized by the increase in demand above the expectations and unforeseen interruptions in production. This scenario enabled the market to absorb new supplies; allowed successive price increases; and kept producers’ inventories in line with the historical average.

Despite the volatility observed, especially in Asia, which impacted the PIX/FOEX BHKP and caused Fibria to reduce its exposure in the region, short fiber pulp inventory levels reported by PPPC (39 days in December), together with the 7% growth in global eucalyptus pulp sales and supply limitations caused by unforeseen interruptions in production of short fiber, are still supporting positive market fundamentals. In 2015, the Company’s recurring free cash flow totaled R$2.9 billion, while EBITDA was R$5,337 million, 91% greater than the amount recorded in 2014.

In March 2013, Standard & Poor’s (“S&P”) increased Fibria’s rating from ‘BB/Positive’ to ‘BB+’, with stable outlook. In September 2013, Moody’s revised the outlook from stable to positive. In February 2014, Fitch increased Fibria’s rating to ‘BBB-’, with stable outlook, and the Company reached the investment grade according to this ratings agency. In March 2014, S&P reviewed the Company’s credit rating outlook from stable to positive. In April 2015, S&P increased Fibria’s credit rating to BBB-, with stable outlook. In November 2015, Moody’s increased the Company’s rating to Baa3 with stable outlook. As a result, Fibria achieved the “investment grade” status based on the ratings attributed by these 3 ratings agencies. S&P, Fitch and Moody’s ratified their respective ratings, that is ‘BBB-/stable’ and ‘Baa3/stable’, attributed to the Company. Despite (i) the downgrade of Brazil’s sovereign rating from BBB- to BB+ by S&P and Fitch in September 2015 and December 2015 respectively; (ii) Brazil’s Baa3 sovereign rating attributed by Moody’s having been placed under review in December 2015 for possible downgrade; (iii) the new downgrade of Brazil sovereign rating from BB+ to BB/negative outlook attributed by S&P in February 2016; and (iv) Moody’s downgrade of the country’s sovereign rating to Ba2 in February 2016, Fibria’s ratings ‘BBB-/stable’ and ‘Baa3/stable’ were ratified in February 2016 by S&P and Fitch respectively, while Moody has downgraded the Company’s risk rating to Ba1 with negative outlook.

As disclosed by the Company in note 16 to the Consolidated Financial Statements as of December 31, 2015, on December 28, 2015, Fibria announced to its shareholders and the market in general that it has entered into private instruments of purchase and sale of property with one of its controlling shareholders, Votorantim Industrial S.A. (“Votorantim”), former name of Votorantim S.A., according to which (i) the Company undertakes to sell and assign, and Votorantim undertakes to purchase and receive, 5,042 hectares of rural properties owned by the Company worth R$172 million; and (ii) Votorantim undertakes to sell and assign, and the Company undertakes to purchase and receive, 33,994 hectares of rural properties owned by Votorantim worth R$452 million. The Company explained that purchase and sale amounts were negotiated between the parties based on independent valuations. This transaction is in line with Fibria’s objective to optimize its asset base by ensuring and expanding the structural competitiveness of its forestry activities.

In 2015, the Company’s pulp production was 5,185 tons, down by 2% against 2014, chiefly due to lower impact from scheduled maintenance interruptions in operations, which took place for the first time after 15 months. In previous years, these interruptions used to take place at each 12 months. The volume of sales was 5,118 tons, down by 3.5% against 2014. Despite the positive performance in most part of 2015, which enabled the application of three consecutive price increases throughout the year, sales in the last quarter were impacted by the pressure on prices imposed by China, which led the Company to reduce its exposure in Asia below the historical average. Pulp inventories closed the year at 52 days, over 4 days compared to 2014.

Cash production costs in 2015 were R$618/t, up by 19% against 2014, chiefly due to increased wood costs (R$35/t), especially as a result of higher logistic costs (higher average radius and higher share of wood from third parties), and the effect from exchange rates (R$28/t). Other factors with impact on the increase in cash production costs were a greater impact from scheduled maintenance interruptions and lower income from utilities. The same basis of comparison showed a 16% decrease by in US dollars.

The financial income totaled net expenses of R$3.7 billion compared to net expenses of R$1.6 billion in 2014, particularly due to effects of exchange rate variations on the Company’s indebtedness linked to the US dollar (which, in the period, appreciated 47% against the Real), which, due to its exporting nature, has a greater portion of its debt denominated in the US currency. This situation also resulted from the worsening in hedging results, partially offset by assets linked to the US dollar, which generated revenues in the period.

In 2015, Fibria’s adjusted EBITDA was R$5.3 billion (53% margin), 91% above that recorded in the previous year. The appreciation of the US dollar against the Real and the increase in average net prices of pulp in US dollars impacted the Company’s performance, which was a record for the period, partially offset by the increase in Cash COGS and lower sales volume.

The gross debt was R$12,744 million in 2015, or US$3,264 million, an increase of 4% in US dollars against 2014, as a result of funding activities for execution of the Horizonte 2 Project (which includes the expansion of the Três Lagoas unit through the construction of a new pulp production line). Fibria’s net debt in 2015 was R$11,015 million. The net debt/EBITDA index in US dollars was 1.78x, while the average debt term was 51 months.

As a result, the Company’s net income was R$357 million in 2015, against R$163 million in 2014. The Company’s by-laws provide for minimum mandatory dividends of 25% of the adjusted net income, after the constitution of the legal reserve. However, in December 17, 2015, the Board of Directors approved the proposal on the distribution of dividends of R$300 million, being R$81 million mandatory dividends, and R$219 million additional dividends. The dividends proposed were approved by the

Annual Shareholders’ General Meeting in April 2016, and the payment was made on May 6, 2016.

Capital Management

The Company’s Management monitors the debt based on the consolidated financial leverage ratio (net debt divided by income before interest, income tax and social contribution tax on net income, depreciation and amortization; and other items, including the non-cash adjustment of the fair value of biological assets - “Adjusted EBITDA”). Net debt, in turn, corresponds to total loans less the amount of cash and cash equivalents, marketable securities and the fair value of derivative financial instruments.

On May 6, 2011, the Board of Directors approved a new company policy on debt management and liquidity, which aims to establish guidelines for the management of financial indebtedness and liquidity seeking the resumption and maintenance of investment grade, according to classification of the three major ratings agencies, S&P, Moody’s and Fitch. This rating enables the Company to diversify its sources of financing, permanent access to debt markets, reduce the cost of debt and also the creation of shareholder value. The policy is part of internal and corporate governance controls and complements the Company’s “Market Risk Management Policy”. The area of Risk and Compliance Governance has the ability to control and report, regardless of the Treasury, the framework of the indicators described.

The policy provides the ratio of net debt to adjusted EBITDA ratio within the range of 2.0x and 2.5x and may, at any given time of the investment cycle, temporarily reach the maximum level of 3.5x. Strategic and management decisions of the Company should not imply that this ratio exceeds 3.5x. This ratio should be calculated based on the last day of each quarter by dividing net debt at the end of the quarter by the index accumulated in the last four quarters. If the indicators of the policy go out of the limits due to impact of exogenous factors, every effort should be made for them to be incorporated again.

The Company shall maintain a minimum cash balance, cash equivalents and marketable securities in order to prevent the occurrence of mismatches in its cash flow which affect its ability to pay. This minimum cash balance is defined as the sum of: (i) minimum operating cash balance, which reflects the operating cash conversion cycle, and (ii) minimum balance to cover debt service, which includes interest and principal on short term. Additionally, management may seek to increase cash flow, including committed lines to meet the minimum cash metrics of rating agencies. The monitoring of liquidity will be mostly done by projected cash flow for 12 months. The projection of cash flow will consider stress tests in exogenous risks factors in the market, such as exchange rate, interest rate and price of pulp, in addition to endogenous factors.

The management of financial indebtedness and liquidity should also consider the financial covenants contemplating a safety margin so that they are not exceeded.

The Administration will prioritize funding in the same currency of its principal cash flow source, thus seeking a natural hedge for its cash flow. All income must be supported by quotations and approved by the policies and procedures in force.

The company’s Treasury is responsible for preparing the contingency plan that addresses the actions necessary to resolve the possible occurrence of this nature. This plan shall be submitted to the Finance Committee and duly supported by the relevant bodies.

The financial leverage ratios at December 31, 2017, 2016 and 2015 were as follows:

(R$ Million)	2017	2016	2015
Net Debt	12,331	11,435	11,015
Adjusted EBITDA	4,952	3,742	5,337
Net Debt / Adjusted EBITDA	2.49	3.06	2.06

The leverage ratio reduced from 3.06 in 2016 to 2.49 in 2017, primarily because of the increase in the Adjusted EBITDA, basically due to the increase in net revenues in 2017 compared to 2016, as a result of the increase in the volume sold and the increase in the net average price in dollars, which was partially offset by the reduction in the average exchange rate in 2017 in comparison with 2016.

As of June 2012, for the purpose of analyzing financial covenants, including the financial leverage ratio, the US dollar became the currency of measurement, as detailed in Note 23 to the financial statements for the year ended December 31, 2012. As the ratios used above for the year ended December 31, 2017, were measured in Brazilian Reais, this ratio shows a difference from the ratio measured for the purpose of analyzing the covenants and financial leverage according to the newly adopted assumptions.

In October 2016, the Company completed the renegotiation of the financial covenants required. This renegotiation resulted in the following changes: the minimum debt service coverage ratio will be suspended from the second quarter of 2017 until the end of 2018; the maximum indebtedness ratio (net debt to adjusted EBITDA, in US dollars) increased to 7x from the second quarter of 2017 until the end of 2017; the maximum indebtedness ratio (net debt to adjusted EBITDA, in US dollars) increased to 6x in 2018.

No fees or commissions were paid regarding this renegotiation.

b.              Capital structure

The company’s shareholders’ equity on December 31, 2017 was R$14,650 million, representing an increase of 6%, or R$832 million, over the shareholders’ equity at December 31, 2016, primarily due to: net income recorded in the year ended 2017, in the consolidated amount of R$1,093 million.

The company’s shareholders’ equity at December 31, 2016 was R$13,818 million, representing an increase by 8%, or R$1,002 million, over the shareholders’ equity at December 31, 2015, primarily due to:(i) the distribution of additional dividends proposed in 2015, in the amount of R$219 million, and paid on May 6, 2016, as approved at the Annual Shareholders’ General Meeting held as of April 27, 2016; (ii) net income recorded in the year ended 2016, in the consolidated amount of R$1,664 million.

On December 31, 2017, the balance of the Company’s gross debt totaled R$19,299 million (compared to the gross debt balance of R$16,153 million on December 31,

2016 and R$12,744 million on December 31, 2015), and cash and securities position, net of derivatives, was R$6,968 million (compared to the position of R$4,717 million on December 31, 2016, and R$1,730 million at December 31, 2015). As a result, the net debt at December 31, 2017, amounted to R$12,331 million (against the net debt of R$11,435 million in December 31, 2016 and R$11,015 million at December 31, 2015). In the financial year ended on December 31, 2017, the cash generation measured by the adjusted EBITDA (abbreviation in English for earnings before interest, taxes, depreciation and amortization, as defined in section 3.2) totaled R$4,952 million (compared to the adjusted EBITDA of R$3,742 million in 2016 and R$5,337 million in 2015), which translates into a level of debt of Net debt/Adjusted EBITDA of 2.49x (compared to the level of debt of 3.06x in 2016 and 2.06x in 2015).

The leverage ratio decreased from 3.06 in 2016, to 2.49 in 2017, primarily due to the increase in Adjusted EBITDA for the period, which was affected mainly by the increase in net revenues in 2017 compared to 2016 due to the increase in the volume sold and the increase in the average net price in U.S. Dollar, which was partially offset by dthe reduction in the average foreign-exchange rate in 2017 in comparison with 2016.

The ratio between third-party capital (current liabilities + non-current liabilities) and total capitalization (third-party capital + equity, represented by shareholders’ equity) in December 2017 was 0.62:1 compared to 0.60:1 and 0.56:1 in 2016 and 2015, respectively.

c.               Ability to pay in relation to financial commitments

The company’s Directors believe that the operating cash flow, plus cash, is sufficient to meet its financial commitments contracted. With regard to financial commitments for loans and financing to be completed in the financial year of 2018, which corresponded to a value of R$1,693 million, the debt will be serviced, in the main, by the company’s cash and cash equivalents, which at December 31, 2017 stood at R$6,833 million, corresponding to cash and cash equivalents plus investments in short-term securities, after stripping out the fair value of the derivatives, as well as the refinancing of some debt, which can be settled early or replaced by others with more attractive tenors and costs.

In the financial years ended December 31, 2015, 2016 and 2017, the Company fulfilled its financial commitments.

Additionally, the Company has, as an alternative to support the expansion and acquisitions projects, to obtain long term debt lines. Considering the current market scenario, the Directors of the Company believe that these credit lines will remain available.

The rating agencies Moody’s, Standard and Poor’s and Fitch Ratings assign the following risk classifications to Fibria:

Agency	Rating	Outlook	Date
Standard & Poor’s	BBB-	Stable	Nov. 17
Fitch Ratings	BBB-	Positive	Dec. 17
Moody’s	Ba1	Negative	Jun. 17

Debt Management Plan

For further details on the Debt Management Plan of the Company, see item 10.1(f) below.

d.              Sources of financing for working capital and for investments in non-current assets used

The Company finances its working capital, if necessary, through export credit operations in the modalities of ACCs (Advance on Foreign Exchange Contracts)/ACEs (Advance against Draft Presentation) and through forfaiting operations and discounts for letter of credit, as appropriate.

Credit lines for export in terms of ACCs/ACEs consist of financing made available at very competitive costs for export companies. Forfaiting operations represent a discount of receivables from customers, where substantially all risks and benefits connected to the assets were transferred to the counterparty.

The most significant investments in non-current assets in 2017 consisted of (i) the construction of the new plant in Três Lagoas (State of Mato Grosso do Sul) regarding the Horizonte 2 Project; (ii) the planting of forests; and (iii) maintenance of the Company’s production units, which are essential for the continuity of its business. These investments have been financed by its own cash flow and through the following bank credit lines: long-term BNDES (the Brazilian National Economic and Social Development Bank) lines and other financing through local and foreign financial partners, such as in the case of the Agribusiness Receivables Certificates (CRA), the Midwest Development Fund (FDCO), Finnvera, and Export Credit Agencies (ECAs) for the Horizonte 2 Project.

The credit lines contracted by the Company offer competitive conditions, including terms for payment of the principal and interest compatible with the Company’s activities and business, without compromising its ability to fulfill the commitments under such contracting.

e.               Sources of financing for working capital and for investment in non-current assets intended for use in covering liquidity shortfalls

The Board believes that the internal cash generation of the Company, together with the instruments mentioned in item 10.1.d, will be sufficient to address satisfactorily its commitments. If there is any mismatch of availability with the amounts maturing in short term, the Company may use credit lines (revolve) already hired or hire new credit lines with financial institutions, both lines for working capital and for investments in maintenance, these credit lines being handled on a case by case basis.

f.                debt levels and characteristics of such debts, also describing (i) loan agreements and relevant financing, (ii) other long term relationships with financial institutions, (iii) subordination grade of the debts, and (iv) eventual restrictions imposed on the company in relation to limiting of debt and contracting of new debts, distribution of dividends and sale of corporate control

Levels of Debt

On December 31, 2017

As of December 31, 2017, Fibria’s balance of gross debt was R$ 19,299 million, of which R$ 1,693 million represented short-term debts and R$ 17,606 million corresponded to long-term debts. Of total gross debt, 59% was linked to foreign currencies, considering swaps.

Fibria’s cash position, considering cash and cash equivalents, and securities as well as marking-to-market of the position of current and non-current derivatives, as of December 31, 2017, was R$ 6,968 million (in comparison with R$4,717 million as of December 31, 2016). Consequently, net debt as of December 31, 2017, corresponded to R$ 12,331 million (R$11,435 million as of December 31, 2016).

As of December 31, 2017, Fibria’s total average cost(3) measured in U.S. Dollar was 3.4% p.a., comprised of the average cost of debt in national currency was 8.2% p.a., and the cost in foreign currency, considering the Libor forward curve, was 4.5% p.a.

The primary operations carried out by the Company in 2017 were as follows:

On January 11, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issue of the “Green Bond Fibria 2027” in the foreign market, in the amount of US$700 million (which is equivalent to R$2,247,000), maturing in 2027, with a fixed interest rate of 5.5% p.a., and half-yearly payment. The funds were released on January 17, 2017, and will be invested in projects with environmental benefits that contribute to the Company’s achievement of its long-term sustainability goals. This operation is fully guaranteed by the Company.

In January 2017, the amount of R$ 98,504,of the total amount of R$ 831,478 contracted from Banco do Brasil, was released through the subsidiary Fibria-MS (acquired by the Company according to Note 1(d)), at the interest rate of 8.0% p.a., payment of principal and monthly interest starting in June 2019 and final maturity in December 2027. The remaining balance of R$ 309,353 is estimated to be released during the year 2018.

In September 2017, the Company concluded the public distribution of 941 agribusiness receivables certificates issued by RB Capital Companhia de Securitização, in the total amount of R$ 941 million, divided into two tranches. The first amounts to R$ 757 million, with final maturity of the in 2022, half-yearly payment of interest and cost of 97% of the CDI. The second tranche amounts to R$ 184 million, with final maturity in 2023, half-yearly payment of interest and cost of IPCA + 4.5055% p.a. The funds were received by the Company on September 22, 2017.

On November 9, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., concluded the issue of the “Bond Fibria 2025” in the foreign market, in the

(3)  Total average cost, considering debt in Reais adjusted by the market swap curve.

amount of US$ 600 million (which is equivalent to R$ 1,970,040), maturing in January 2025, with a fixed interest rate of 4% p.a., and half-yearly payment,. The funds were released on November 14, 2017, and will be used to prepay the Company’s debts, for the purpose of further improving the distribution of its debt repayment over the years and extend its average term. This operation is fully guaranteed by the Company.

In December 2017, the Company, through its subsidiary Fibria International Trade GmbH, entered into an export pre-payment agreement in the amount of US$ 700 million (which was then equivalent to R$ 2,322,740), maturing in five years, with payment of quarterly interest of 1.15% per year plus 3M LIBOR, and contingent on the Company’s current rating.

In 2017, the amount of US$ 70 million (which is equivalent to R$ 231,706) was released under the agreement signed in May 2016 by subsidiary Fibria-MS (acquired by the Company according to Note 1(d)), with respect to the financing for import of equipment intended for the facilities of the second pulp production line in Três Lagoas (Horizonte 2 Project), maturing by no later than December 2025, with interest rates linked to 6M LIBOR + 1.03% p.a. and 6M LIBOR + 1.08% p.a.

In 2017, BNDES released funds to the Parent Company in the total amount of R$ 301,271, with repayment from 2017 to 2024, and interest ranging between TJLP (Long-Term Interest Rate) plus 1.86% p.a. to 2.56% p.a. and Selic plus 2.44% p.a. to 2.80% p.a. The funds were intended to projects in the industrial, forest and technology innovation areas.

In 2017, the amount of R$ 523,069, of the total amount of R$ 2,347,524 contracted from BNDES, was released through the subsidiary Fibria-MS (acquired by the Company), maturing until 2026, with interest at TJLP plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance will be released upon fulfillment of the conditions for release as a result of the needs to settle the commitments related to the Horizonte 2 Project.

Repurchases:

In 2017, the Company settled in advance the amount of US$ 1.487 billion (which is equivalent to R$ 4,899,831) with respect to the balance of pre-payment agreements. This settlement is part of the Company’s strategy to improve its debt repayment schedule and extend its average term.

Indebtedness Levels

On December 31, 2016

On December 31, 2016, the balance of Fibria’s gross debt was R$16,153 million, of which R$1,138 million corresponded to short-term debts, and R$15,014 million, to long term debts. 63% of total gross debt was denominated in foreign currency, considering the swaps.

On December 31, 2016, Fibria’s cash position, which included cash and cash equivalents, securities, and the marking-to-market position of current and non-current derivatives was R$4,717 million (compared to R$1,730 million on December 31, 2015).

As a result, the net debt on December 31, 2016 was R$11,435 million (R$11,014 million on December 31, 2015).

On December 31, 2016, the total average cost(4) of Fibria’s debt in dollars was 3.6% p.a., including the average cost of the debt in domestic currency, of 10.5% p.a., and the cost in foreign currency, taking into account the Libor forward curve of 3.8% p.a.

The principal transactions performed by the Company in 2016 were as follows:

In 2016, the Company completed four transactions of public distribution of agribusiness receivables certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. and backed by export credit notes issued by the Company.

The first transaction totaled R$1,350 million, divided in two tranches. The first tranche amounted to R$880.00 million, with the principal maturing in 2020, payment of interest on a half-yearly basis, and cost of 97% of CDI, while the second tranche amounted to R$470 million, with the principal maturing in 2023, payment of interest on a yearly basis, and cost corresponding to IPCA + 5.9844% p.a. The Company received the proceeds on June 23, 2016.

The second transaction totaled R$374 million, with the principal maturing in 2023, payment of interest on a yearly basis, and cost corresponding to IPCA + 5.9844% p.a. The Company received the proceeds on August 15, 2016.

The third transaction totaled R$326 million, with the principal maturing in 2020, payment of interest on a half-yearly basis, and cost of 97% of CDI. The Company received the proceeds on August 31, 2016.

The forth transaction totaled R$1,250 million, divided in two tranches. The first tranche amounted to R$756 million, with the principal maturing in 2022, payment of interest on a half-yearly basis, and cost of 99% of CDI, while the second tranche amounted to R$494 million, with the principal maturing in 2023, payment of interest on a yearly basis, and cost corresponding to IPCA + 6.1346% p.a. The Company received the proceeds on December 29, 2016.

In May 2016, through its subsidiary Fibria-MS, the Company signed a credit limit agreement in the amount of R$2,347,524, which will be allocated to finance the Horizonte 2 Project. The amount of R$835,611 had been released until December 2016, with maturity in 2026, and TJLP long-term interest rate plus 2.26% p.a. and Selic plus 2.66% p.a. The remaining balance will be released to the extent that some conditions are fulfilled, as required for the performance of the Project.

In May 2016, through its subsidiary Fibria-MS, the Company signed an agreement regarding the financing of import of equipment for the facilities of the pulp production unit to be set up in Três Lagoas (Horizonte 2 Project). The amount, equivalent to €383,873 thousand, was contracted in US dollars with the financial institutions BNP Paribas, Finnish Export Credit (FEC), HSBC and Nordea, being fully guaranteed by Finnvera (ECA - Export Credit Agency). In 2016, the amount of US$354 million (equivalent to R$1,188,140) was released in three tranches in the amount of US$194 million, US$136 million and US$24 million, maturing until December 2015, with interest

(4)  Total average cost, considering debt in Reais adjusted by the market swap curve.

rates indexed to the half-year LIBOR + 1.03% p.a. for the first tranche, and half-year LIBOR + 1.08% p.a. for the other tranches. In December 2016, the Company voluntarily cancelled an amount in US dollars equivalent to €4,561 thousand, while the amount in US dollars not released yet, corresponding to €62,469 thousand, will be released as the payments to project suppliers are made.

On December 31, 2015

On December 31, 2015, the balance of Fibria’s gross debt was R$12,744 million, of which R$1,073 million represented short-term debts, and R$11,671 million corresponded to long-term debts. Of the total gross debt, 90% was denominated in foreign currency, considering swap agreements.

Fibria’s cash position, taking into account cash and cash equivalents, securities and marking-to-market of current and non-current derivatives, as of December 31, 2015, was R$1,730 million (compared to R$778 million as of December 31, 2014). Consequently, the net debt on December 31, 2015, corresponded to R$11,014 million (R$7,549 million on December 31, 2014).

On December 31, 2015, total average cost(5) of the Company’s debt in US dollars was 3.3% p.a., considering the average cost of debt in national currency, of 12.4% p.a., and the cost in foreign currency, taking into account the Libor forward curve of 3.8% p.a.

The principal transactions carried out by the Company in 2015 were as follows:

In August 2015, the Company, through its subsidiary Fibria International Trade GMBH, entered into an amendment to the agreement in the amount of US$400 million (equivalent to R$1,390 million on that date). The amount was disbursed in three tranches: (i) US$98 million, maturing in 2019, and interest rate of 1.30% p.a. on the quarterly LIBOR; (ii) US$144 million, maturing in 2019, and interest rate of 1.40% on the quarterly LIBOR; and (iii) US$158 million, maturing in 2021, and interest rate of 1.55% p.a. on the quarterly LIBOR. These amounts will be allocated to the financing of the Horizonte 2 Project.

In October 2015, the Company completed the public distribution of 675 thousand agribusiness receivables certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., in the amount of R$675 million, at 99% of CDI, with payment of interest twice a year, and principal maturing in October 2021. Funds will be allocated to the purchase of goods and contracting of services for the Horizonte 2 Project. Agribusiness Receivables Certificates were backed by agribusiness credit rights assigned by Itaú Unibanco S.A. and originated from the export credit note issued by Fibria-MS, as endorsed by the Company. The Company received the funds on October 23, 2015.

Debt repayment schedule

(5)  Total average cost, considering debt in Reais adjusted by the market swap curve.

Key:

Repayment Schedule

(R$ million)

Foreign Currency

Domestic Currency

f.(i). Material loan and financing agreements.

The Company’s material loan and financing agreements show the following characteristics, as identified in note 23 to the standardized financial statements for 2017, 2016 and 2015.

Bank Financing

			December 31,
Type/purpose	Average annual charges - % (*)	Maturity	2017	2016	2015

In foreign currency
BNDES - Basket of currencies	6.83	2023	498,535	567,774	731,242
Export credits (pre-payment)	3.28	2022	2,303,908	5,133,143	6,736,844
Eurobonds - VOTO IV	7.75	2020	317,097	311,503	372,133
Eurobonds (issued by Fibria Overseas)	5.25	2027	6,254,418	1,947,446	2,329,773
Export Credits (ACC)					45,123
Development agency (Finnvera)	3.32	2025	1,321,738	1,077,722

Foreign currency sub-total			10,695,696	9,037,588	10,215,115

In domestic currency

BNDES - TJLP	8.41	2026	1,940,532	1,534,606	963,358
BNDES - FIXO	5.92	2022	80,884	114,970	130,205
BNDES - SELIC	7.21	2026	526,031	240,983	26,603
FINAME	2.50	2019	167	2,229	5,462
BNB	10.81	2023	142,418	108,768
CRA	8.60	2023	4,942,654	3,984,844	675,962
Export credit notes (NCE)	7.10	2020	398,926	685,884	702,032
Centro-Oeste Fund (FCO), FDCO, FINEP and others	7.99	2027	571,255	442,639	25,095

Domestic currency sub-total			8,602,867	7,114,923	2,528,717

Overall Total			19,298,563	16,152,511	12,743,832

(R$ thousand)

In relation to the loan and financing agreements mentioned in the table above, we highlight the most significant ones:

(i)            Export credits (pre-payments)

In December 2017, through its subsidiary Fibria International Trade GmbH, the Company entered into an export prepayment agreement in the amount of US$ 700 million (equivalent as at that date to the sum of R$ 2,322,740), with quarterly payment of interest at a rate of 1.15% per year plus 3M LIBOR, conditional upon the Company’s current rating, and maturing within a period of up to five years.

In August 2015, through its subsidiary Fibria International Trade GmbH, the Company entered into a contract amendment in the amount of US$400 million (equivalent to the sum of R$1,390 million as at that date). The disbursements were paid out in three installments: (i) the first installment in the amount of US$98 million, with maturities up to 2019 and an interest rate of 1.30% per year above the quarterly LIBOR; (ii) the second installment in the amount of US$144 million, with maturities up to 2019 and an interest rate of 1.40% per year above the quarterly LIBOR; (iii) and the third installment in the amount of US$158 million, maturing in 2021 and an interest rate of 1.55% per year above the quarterly LIBOR. This line will be earmarked for financing the Horizonte 2 Project. In December 2017, the Company settled 100% of this agreement in advance.

In December 2014, the Company signed a syndicated export prepayment agreement with 11 banks in the amount of US$500 million (equivalent to the sum of R$1,370 million as at that date). The disbursements were made in three tranches, the first in the amount of US$129,750, with maturities up to 2019 and an interest rate of 1.30% per year above the quarterly LIBOR, the second tranche in the amount of US$190,625, with maturities up to 2019 and an interest rate of 1.40% per year above the quarterly LIBOR and the third tranche in the amount of US$179,625, with maturities up to 2020 and an interest rate of 1.55% per year above the quarterly LIBOR. This line was used to make early payment of debts with higher costs and with less attractive terms. In December 2017, the Company settled 100% of this agreement in advance.

In March 2014, through its subsidiary Fibria International Trade GmbH, the Company signed an export credit agreement with four foreign banks in the amount of US$200 million (equivalent to the sum of R$465 million on the respective date) with payment of quarterly interest at a rate of 1.75% per year plus 3M LIBOR (which may decrease to 1.55% per year if Investment Grade rating is obtained) for a period of five years. In December 2017, the Company settled 100% of this agreement in advance.

In March 2014, the Company, through its subsidiary Fibria International Trade GmbH, signed an export credit agreement with Citibank, in the amount of US$ 100 million (equivalent to the sum of R$232 million on the respective date), with payment of interest at a rate of 1.625% per year plus 3M LIBOR for a period of five years. In December 2017, the Company settled 100% of this agreement in advance.

In April 2013, the Company, through its subsidiary Fibria Trading International KFT., signed an export credit agreement with three banks in the amount of US$100 million (equivalent to the sum of R$202 million on the respective date), with maturities up to 2018 and an initial interest rate of 1.63% p.a. above the quarterly LIBOR. In December 2017, the Company settled 100% of this agreement in advance.

In May 2011, the Company raised an export prepayment facility with 11 foreign banks in the amount of US$300 million (equivalent to the sum of R$489 million on the respective dates), with quarterly payments of interest at a rate of 1.80% per year above LIBOR (which may decrease to 1.60% per year if Investment Grade rating is obtained) for a period of eight years. In December 2017, the Company settled 100% of this agreement in advance.

In March 2010, the Company signed a bilateral Export Credit Agreement in the amount of US$535 million (equivalent at that date to the sum of R$956 million) with an interest rate of 2.95% per year above the quarterly LIBOR and with maturities up until 2017. This line was used in full to pay off debts with higher costs and less attractive terms. In April 2011, the Company settled the amount of US$100 million (equivalent on that date to a sum of approximately R$161 million), reducing the cost of debt and obtaining a longer term for payment of the remaining balance (from 2013 to 2018, with quarterly repayment). In 2012, the Company settled the amount of US$200 million in advance, without any change in the other conditions. Over the course of 2013, the Company repaid US$43 million. In 2014, the sum of US$32 million was repaid on maturity and there was also renegotiation of the contract’s final maturity which will occur in August 2019. In 2015, the amount of US$40 million was repaid on maturity. In 2016, the amount of US$48 million was repaid on maturity. In November 2017, the Company settled 100% of this agreement in advance.

(ii)           Loan - VOTO IV (Bonds)

In June 2005, Votorantim Overseas Trading Operations Limited IV (VOTO IV), which is jointly controlled with Votorantim Participações, raised the sum of US$400 million (equivalent on that date to the sum of R$955 million) on the international market, with maturity on June 24, 2020 and an annual rate of interest of 8.50%. The Company received 50% of the total amount raised, in other words, US$200 million, equivalent on that date to a sum of R$477 million. In 2013, the Company repaid the sum of US$42 million (equivalent as at that date to R$93 million) in advance. This transaction generated a R$13 million expense, which was recorded in the financial result, consisting of R$12 million related to the premium paid and R$1 million in connection with the proportional repayment of the transaction cost that resulted from the repurchase of this Bond.

During 2014, the Company repurchased the amount of US$61 million (equivalent to the sum of R$138 million) in relation to the VOTO IV Bond issued by the subsidiary VOTO IV, with an original maturity in June 2020. This operation gave rise to a R$33 million expense, recorded in the financial result, consisting of a R 30 million expense in relation to the premium paid to the holders of the aforesaid bonds who subscribed for this offer and an expense of R$3 million related to the proportional repayment of the transaction cost resulting from the issue of this Bond. In 2015, the Company bought back the sum of US$0.4 million. As a result of the early redemption, we recognized financial expenses in the amount of US$0.07 million, of which US$0.06 million related to the premium paid on the repurchase transaction and US$0.01 million related to the proportional repayment of the transaction costs of the securities. As a result of this transaction, the outstanding balance in terms of the principal amount of this Bond was US$96.4 million (equivalent to the sum of R$319 million).

(iii)          Loans - Fibria 2024, Fibria 2025 and Fibria 2027 (Bonds)

Green Bond Fibria 2027

On January 11, 2017, through its subsidiary Fibria Overseas Finance Ltd., the Company completed the issue on the international market of debt securities, in the amount of US$ 700 million (equivalent to the sum of R$ 2,247,000), the “Green Bond Fibria 2027”, maturing in 2027, with a fixed interest rate of 5.5% p.a., with payment of interest on a half-yearly basis. The funds were disbursed on January 17, 2017 and will be used to invest in projects with environmental benefits that help achieve the company’s long-term sustainability goals. This transaction is fully guaranteed by the Company.

Bond Fibria 2025

On November 9, 2017, the Company, through its subsidiary Fibria Overseas Finance Ltd., completed the issue on the international market of debt securities in the amount of US$ 600 million (equivalent to the sum of R$ 1,970,040), the “Bond Fibria 2025”, maturing in January 2025, with a fixed rate of interest of 4% p.a. with payment of interest on a half-yearly basis. The funds were disbursed on November 14, 2017 and will be used to make early payment of the Company’s debts, as is it attempting to further improve the distribution of its debt repayment over the course of the years and to lengthen its average term. This transaction is fully guaranteed by the Company.

Fibria 2024

On May 7, 2014, the Company, through its subsidiary Fibria Overseas Finance Ltd., completed the new issue of debt securities, in the amount of US$600 million (equivalent to the sum of R$1,329.840 million) with maturity in 2024 (Bond Fibria 2024) at a fixed interest rate of 5.25% p.a. The funds from the Bond issue were received on May 12, 2014 and part of the proceeds were used to pay off the Bond “Fibria 2021”.

(iv)         BNDES

The BNDES (National Bank for Economic and Social Development) has been an important source of debt financing for the Company’s capital expenditure.

In 2017, BNDES funds were disbursed to the parent company in the amount of R$ 301,271, with a repayment term during the period from 2017 to 2024, subject to interest rates ranging from TJLP (Long Term Interest Rate plus 1.86% p.a. to 2.56% p.a., and the Selic plus 2.44% p.a. to 2.80% p.a. The funds were earmarked for projects in the industrial, forestry and technological innovation areas.

In May 2016, the Company, through its subsidiary Fibria-MS, signed a credit limit agreement of R$2,347,524, which will be used to finance the Horizonte 2 Project. Up until December 2017, the amount of R$ 1,358,680 had been disbursed, with maturity in 2026 and an interest rate of TJLP plus 2.26% p.a. and the Selic rate plus 2.66% p.a. The remaining balance will be disbursed as the disbursement conditions are met, based on the requirement for carrying out the Project.

On December 31, 2016, the Company proportionally consolidated the accounting balances of loans and financing of Veracel Celulose S.A., consisting of contracts with the BNDES. The total principal amount is R$123 million with a repayment term during the period from 2018 to 2023, subject to interest rates ranging from TJLP + 1.8% to 2.0% per year and UMBNDES + 1.8% to 2.0% per year.

The pulp mills located at the Jacareí unit, in the State of São Paulo, the Aracruz unit in the State of Espírito Santo, and the Três Lagoas unit in the State of Mato Grosso do Sul, together with bank guarantee, were given as the main collateral for the payment of this financing.

(v)           Agribusiness Receivables Certificates (CRA)

In September 2017, the Company concluded the public distribution of 941 agribusiness receivables certificates issued by RB Capital Companhia de Securitização, in the total amount of R$ 941 million, divided into two tranches, the first of which was of R$ 757 million, with final maturity of the principal amount in 2022, semi-annual payment of interest and a cost of 97% of the CDI (Interbank Deposit Certificate), and the second of which was R$ 184 million, with final maturity of the principal amount in 2023, annual payment of interest and a cost of IPCA (Amplified Consumer Price Index) + 4.5055% p.a. The funds were received by the Company on September 22, 2017.

In 2016, the Company concluded four transactions involving public distribution of agribusiness receivables certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., backed by export credit notes issued by the Company.

The first transaction in the total amount of R$ 1,350 million, was divided into two tranches, with the first tranche being R$ 880 million, with the principal maturing in 2020, semi-annual payment of interest and a cost equal to 97% of the CDI, and the second tranche being R$ 470 million, with the principal maturing in 2023, annual payment of interest and a cost equal to the IPCA + 5.9844% p.a. The funds were received by the Company on June 23, 2016.

The second transaction in the total amount of R$ 374 million, with the principal maturing in 2023, annual payment of interest and a cost equal to the IPCA + 5.98444% p.a. The funds were received by the Company on August 15, 2016.

The third transaction in the total amount of R$ 326 million, with the principal maturing in 2020, semi-annual payment of interest and a cost equal to 97% of the CDI. The funds were received by the Company on August 31, 2016.

The fourth transaction in the total amount of R$ 1,250 million, was divided into two tranches, with the first one tranche being R$ 756 million, with the principal maturing in 2022, semi-annual payment of interest and a cost equal to 99% of the CDI, and the second tranche being R$ 494 million, with the principal maturing in 2023, annual payment of interest and a cost equal to the IPCA + 6.1336% p.a. The funds were received by the Company on December 29, 2016.

In October 2015, the Company concluded the public distribution of 675 thousand agribusiness receivables certificates issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A., that add up to the sum of R$675 million at a rate of 99% of the CDI with half-yearly payments of interest and with the principal maturing in October 2021. The funds raised will be used to acquire goods or contract services in relation to the Horizonte 2 Project. The Agribusiness Receivables Certificates were backed by agribusiness credit rights assigned by Itaú Unibanco S.A., resulting from the export credit note issued by the newly incorporated company Fibria - MS, with a surety from the Company. The funds were received by the Company on October 23, 2015.

(vi)          Export Credit Note (NCE), Rural Credit Note (NCR) and others

In June 2013, the Company contracted an export credit note in the amount of R$498 million, with a final maturity in 2018 and a cost equal to 105.85% of the CDI. This transaction is also pegged to a swap for the purpose of exchanging Reais for dollars and altering the floating rate to a fixed one, with the final cost being 4.19% p.a. plus the foreign exchange variation.

In September 2012, the Company took out an Export Credit Note facility in the sum of R$173 million with half-yearly payments of interest at a rate equal to 100% of the CDI and repayment of the principal amount in four annual installments that mature as of 2017. This transaction is also pegged to a swap for the purpose of exchanging Reais for dollars and altering the floating rate to a fixed one, with the final cost being 4.90% p.a. plus the foreign exchange variation.

(vii)         Export Credit (Finnvera)

In May 2016, the Company, through its newly incorporated subsidiary Fibria-MS, signed an agreement to raise funds to finance the importing of equipment earmarked for the future pulp mill facilities in Três Lagoas (Horizonte 2 Project). The amount contracted was €383,873 thousand with the financial institutions BNP Paribas, Finnish Export Credit (FEC), HSBC and Nordea with a total guarantee from Finnvera (ECA - Export Credit Agency). In December 2016, there was a voluntary cancellation in US dollar equivalent to €4,561 thousand on the part of the Company and the US dollar amount not yet disbursed equivalent to €0.5 thousand, will be disbursed as payments are made to the project’s suppliers. The contract default events are reflected in item f.(iv) below. Up until December 2017, there was disbursement of the amount of US$ 424 million, with maturities through December 2025 and interest rates pegged to the semi-annual LIBOR rate + 1.03% p.a. and the semi-annual LIBOR rate + 1.08% p.a.

(viii)        Fundo Constitucional de Financiamento do Centro-Oeste (FCO) and Fundo de Desenvolvimento do Centro-Oeste (FDCO) Loan

In September 2016, the Company raised R$423,621 of the total sum of R$831,478 contracted with Banco do Brasil, by means of its newly incorporated subsidiary Fibria-MS, at an interest rate of 8.0% p.a., with payment of the principal amount and monthly interest beginning in June 2019, and with final maturity in December 2027. In

January 2017, there was a disbursement in the amount of R$ 98,504. The expectation is that the remaining balance of R$ 309,353 will be disbursed by the end of 2018.

In December 2009, the Company raised R$73 million with Banco do Brasil, through its newly incorporated subsidiary Fibria-MS, with final maturity in December 2017, a six-month grace period, with payment of the principal amount and monthly interest at a rate of 8.5% a year. In 2017, the contract was liquidated on the maturity date.

(ix)          Forest Financing - Banco do Nordeste (BNB)

In December 2016, the Company signed a forest financing agreement with Banco do Nordeste in the amount of R$150,427, with an interest rate of 12.95% p.a. (with a 15% discount in case of compliance with the contractual obligations), with payment of the principal amount and interest upon final maturity in December 2023. Up until December 2017, R$ 130,689 had been disbursed and the expectation is that the remaining will be disbursed by the end of 2018.

f.(ii).       Other long-term relationships with financial institutions

Except for the relationships described in the above contracts, the Company does not have any other long-term relationships with financial institutions for material amounts.

f.(iii).     Degree of subordination between debts

Fibria has in rem guarantees provided for in the loan agreements with the FCO — Fundo Constitucional de Financiamento do Centro-Oeste, FINEP — Financiadora de Estudos e Projetos and part of the contracts with the BNDES.

The most relevant assets given as collateral under certain contracts with the BNDES are the Jacareí (SP), Aracruz (ES) and Três Lagoas (MS) plants. The net book value of these assets is R$ 11,589.557 million (as at December 31, 2016 - R$9,881.389 million), which is sufficient to cover the respective loans.

Part of the contracts with the BNDES have a bank guarantee as collateral.

The Company’s other debts are unsecured. The Company does not have any debts with a floating guarantee.

There is no degree of contractual subordination between the Company’s unsecured debts. The debts with in rem guarantees have priority over the Company’s other debts in the case of bankruptcy, up to the limit of the in rem guarantee established. In the case of insolvency proceedings, debts with in rem guarantees have priority in terms of receipt over the Company’s other debts, up to the limit of the value of the asset pledged.

f.(iv). Any restrictions imposed on the company, in particular, in relation to indebtedness limits and the contracting of new debts, the distribution of dividends and the sale of shareholding control

Some of the financing obtained by the Company and its subsidiaries has clauses that establish maximum indebtedness and leverage levels, as well as minimum levels in terms of coverage of interest payable.

Covenants required

Some of the financing obtained by the Company and its subsidiaries has clauses that establish maximum indebtedness and leverage levels, as well as minimum levels in terms of coverage of interest payable.

In November 2016, the Company concluded the renegotiations of the financial covenants required. The renegotiations resulted in the following changes:

•                                         the minimum debt service coverage ratio is suspended from the second quarter of 2017 until the end of 2018;

•                                         the maximum indebtedness ratio (net debt/ adjusted EBITDA, in US dollars) increased to 7x from the second quarter of 2017 until the end of 2017

•                                         the maximum indebtedness ratio (net debt/ adjusted EBITDA, in US dollars) increased to 6x in 2018.

No fee or commission was paid for this renegotiation.

The financial covenants in relation to the Company’s debts are calculated based on the consolidated financial figures converted into US dollars.

	Up until Mar/17 and after 2019	From Apr/17 until Dec/17	From Jan/18 until Dec/18
Minimum debt service coverage ratio	1.0	suspended	suspended
Maximum indebtedness ratio (net debt/ adjusted EBITDA, in US dollars)	4.5	7.0	6.0

The covenants agreed in the agreements signed with the banks were complied with by the Company as of December 31, 2017, with the debt service coverage ratio totaling 6.10 and the indebtedness level ratio, measured in dollars, totaling 2.41.

These same agreements include the following as the main events of default:

•                                         failure to pay, in a timely fashion, the principal or interest due;

•                                         inaccuracy of any representation, warranty or certification provided;

•                                         cross-default and cross-judgment default, subject to an agreed amount;

•                                         being subject to certain cure period in case of breach of obligations established in the agreements;

•                                         occurrence of certain bankruptcy or insolvency events of the Company, its main subsidiaries or Veracel Celulose S.A.

•                                         expropriation, confiscation or any other act that affects a significant portion of the Company’s assets;

•                                         defect, invalidity, nullity, ineffectiveness or unenforceability of the agreement;

•                                         cancellation, termination or annulment of the agreement for any reason or by any person;

•                                         spin-off of the Company without the creditor’s prior consent;

•                                         any direct or indirect controlling shareholder that is not a member of the Votorantim Group, carries out any act aimed at annulling, reviewing, canceling or repudiating the agreement through judicial or extrajudicial means;

•                                         compliance with certain environmental and social conditions related to the Horizonte 2 Project, for the Finnvera contract.

g.              Limits on the use of financing already contracted and percentages already used

Credit facility	Company	Value disbursed	Maturity	Cost	Commission

Revolving credit facility	Fibria Celulose S.A.	R$1 billion	2021	100% of the CDI plus 2.5% p.a.	0.40% p.a	.

The Company has not yet used this credit facility. The amounts paid by the Company in relation to credit facilities unused by December 31, 2017 were R$ 9,724 (R$8,334 up until December 31, 2016).

There are also some releases of reimbursements on loans already contracted with the BNDES which are pending financial or physical confirmation by the company. The percentages used in the financing facilities already closed are described in letter “e” of section 10.1.f.(i) above.

h.              Significant changes in each item of the financial statements

The following table presents the values of the consolidated balance sheets and income statements for the financial years ended on December 31, 2017, 2016 and 2015, prepared in accordance with the international accounting standards (IFRS).

Assets (R$ Thousand)	2017	VA	HA	2016	VA	HA	2015
		(%)	(%)		(%)	(%)
Current
Cash and cash equivalents	4,051,717	10	52	2,660,073	8	147	1,077,651
Securities	2,619,424	7	29	2,033,159	6	44	1,411,864
Derivative financial instruments	124,340	0	-52	256,723	1	858	26,795
Accounts receivable from clients	1,193,157	3	88	634,987	2	-14	742,352
Inventory	2,080,403	5	27	1,638,014	5	4	1,571,146
Taxes recoverable	272,623	1	89	144,182	0	-69	462,487
Other assets	188,497	0	26	149,718	0	-11	168,283

	10,530,161	27	40	7,516,856	22	38	5,460,578

Non-current
Securities	162,254	0	2,753	5,688	0	-92	68,142
Derivative financial instruments	323,952	1	34	242,323	1	-11	273,694
Related parties	9,924	0	2	9,777	0	-17	11,714
Taxes recoverable	1,868,294	5	9	1,717,901	5	14	1,511,971
Advance payment to suppliers	645,460	2	-3	664,381	2	5	630,562
Legal deposits	180,883	0	-9	198,657	1	2	195,344
Assets held for sale		0	-100	598,257	2	0	598,257
Deferred taxes	752,545	2	-38	1,210,541	4	-50	2,399,213
Other assets	119,945	0	8	111,032	0	20	92,714
Investments	152,905	0	17	130,388	0	-5	137,771
Biological assets	4,253,008	11	-2	4,351,641	13	6	4,114,998
Fixed	15,101,738	39	15	13,107,192	38	39	9,433,386
Intangible	4,592,262	12	0	4,575,694	13	2	4,505,634

	28,163,170	73	5	26,923,472	78	12	23,973,400

Total assets	38,693,331	100	12	34,440,328	100	17	29,433,978

Liabilities and Equity (R$ Thousand)	2017	VA	HA	2016	VA	HA	2015
		(%)	(%)		(%)	(%)
Current
Loans and financing	1,692,905	4	49	1,138,287	3	6	1,072,877
Derivative financial instruments	151,571	0	-38	245,839	1	-19	302,787
Accounts payable to suppliers	3,110,462	8	67	1,866,831	5	179	668,017
Wages and social fees	201,949	1	20	168,056	0	-2	170,656
Taxes and fees payable	246,388	1	188	85,573	0	-85	564,439
Dividends payable	261,567	1	-34	396,785	1	360	86,288
Other accounts payable	124,965	0	3	121,750	0	35	90,235

	5,789,807	15	44	4,023,121	12	36	2,955,299

Non-current
Loans and financing	17,605,658	46	17	15,014,224	44	29	11,670,955
Derivative financial instruments	162,519	0	-31	234,795	1	-72	825,663
Deferred taxes		0	-100	409,266	1	51	270,996
Provision for contingencies	165,944	0	-13	189,892	1	15	165,325
Liabilities related to assets held for sale		0	-100	477,000	1	0	477,000
Other accounts payable	319,474	1	16	274,350	1	8	253,420

	18,253,595	47	10	16,599,527	48	21	13,663,359

Total liabilities	24,043,402	62	17	20,622,648	60	24	16,618,658

Shareholders’ Equity
Capital	9,729,006	25	0	9,729,006	28	0	9,729,006

Capital reserve	13,361	0	18	11,350	0	-27	15,474
Treasury shares	(23,086)	0	122	(10,378)	0	0	(10,378)
Equity Adjustment	1,608,867	4	1	1,599,640	5	-2	1,639,901
Profit reserves	3,249,015	8	34	2,421,456	7	76	1,378,365

Shareholders’ equity attributable to shareholders	14,577,163	38	6	13,751,074	40	8	12,752,368

Non-controlling interest	72,766	0	9	66,606	0	6	62,952

Total shareholders’ equity	14,649,929	38	6	13,817,680	40	8	12,815,320

Total liabilities and shareholders’ equity	38,693,331	100	12	34,440,328	100	17	29,433,978

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2017 and 2016:

Total Assets

The Company’s total consolidated assets amounted to R$ 38,693,331 thousand as of December 31, 2017, and R$34,440,328 thousand as of December 31, 2016, representing an increase of R$ 4,253,003 thousand and 12% in 2017 when compared to the same period of 2016, primarily due to variations in items detailed below, including amounts in current and non-current assets:

Cash and cash equivalents and securities

The balance of cash and cash equivalents and securities increased R$2,134,475 thousand chiefly due to (i) funding raised in the period, which include debts incurred in the financing of the Horizonte 2 Project, such as the releases under agreements with BNDES (R$ 523 million), the Finish export credit agency (Finnvera) (R$ 232 million) and the Midwest Development Fund (FDCO) (R$ 99 million), (b) the issues of Agribusiness Receivables Certificates (CRA)in the amount of R$ 941 million, (c) and two issues of bonds in the foreign market in January and November 2017 in the total amount of US$ 1,300 million (which is equivalent to R$ 4,217 million), (d) the release of funds under agreements with BNDES in the total amount of R$ 301 million to finance projects in the industrial, forest and technology innovation areas, and (e) the execution of an export pre-payment agreement in the amount of US$ 700 million (which is equivalent to R$ 2,323 million); (ii) the settlement in advance of export pre-payment agreements in the amount of US$ 1.487 billion (which is equivalent to R$ 4,900 million); and (iii) investments in securities of surplus cash generated from operations.

Derivative financial instruments

Net assets regarding derivative financial instruments (assets less liabilities) showed an increase of R$ 116 million in the year, basically due to the marking-to-market effects of the instruments contracted, which are impacted by changes in the U.S. Dollar exchange against the Real. In 2017, the Company recognized a net gain from derivative financial instruments in the amount of R$ 237,561 thousand.

Accounts receivable from clients

The balance of Accounts receivable from clients increased from R$ 558,170 thousand. The variation relates primarily to the impact of the increase in the U.S. Dollar on balances receivable from abroad and the increase in the volume of sales as a result of the start-up of the Horizonte 2 Project. On the other hand, there was an increase in the forfaiting operations carried out in 2017 against the year 2016 (2017: R$ 3,254,015 thousand | 2016: R$ 1,812,105 thousand). With respect to the average term for receipt from the foreign market, the Company recorded an increase of 6 days, from 20 days in December 2016 to 26 days in December 2017; in the domestic market, in turn, this period increased 8 days, from 37 days as of December 31, 2016 to 45 days as of December 31, 2017.

Inventories

Inventories increased by R$ 442,389 thousand, due to the following combined factors: (i) start-up of the Horizonte 2 Project, (ii) purchases of pulp under the agreement with Klabin (full year 2017), (iii) increase by 1 inventory day, from 47 days in 2016 to 48 days in 2017; and (iii) the effect from the appreciation in US dollar rates against the Real.

Taxes recoverable (short-and long-terms)

Balance of short-and long-term taxes recoverable recorded a reduction of R$ 457,996 thousand, primarily due to the increase of R$ 162 million in Withholding Income Tax and prepayments of IRPJ and CSLL, an increase of R$ 116 million in credits related to the Reintegra Program, as a result of an increase in the benefit rate from 0.1% in 2016 to 2% in 2017 and an increase by R$ 20 million in ICMS credits, net of provision for loss.

Deferred taxes

The net balance of deferred taxes (tax assets, less tax liabilities) decreased by R$48,730 thousand, chiefly due to the effects from exchange rates variations on loans, financing and transactions in foreign currency, due to the Company’s decision for taxation of exchange rate variations based on the cash regime; tax effect of the adjustment to the biological asset recognized in the year, for the use of non-amortized goodwill for payment of taxes; the decrease in the deferred tax on tax loss and negative base, which was partially offset by the recognition of the effects of the provision for the income and social contribution taxes on the income of international subsidiaries; payment of deferred taxes related to reforestation costs (incentivized depreciation/depletion) in view of the Company’s option to interrupt the prepayment of these costs for tax purposes; and in view of the effect of calculation of the fair value of the biological asset in the year 2017.

Assets held for sale

In 2017, the balance of this account is zero in view of the recognition of the accounting effects involving the write-off of amounts related to the Losango Project, which occurred after the amendment to the purchase agreement with CMPC and the accounting transfer of lands and forests to CMPC, on March 31, 2017. As a result of the write-off of the Losango Project assets, the Company recognized a capital gain of R$ 62 million in income for the year.

Fixed, biological and intangible assets

The balance of fixed assets increased by R$ 1,994,546 thousand, as a result of the following changes: (i) asset base depreciation of R$ 949 million; (ii) write-offs in the amount of R$ 30 million; and (iii) additions in the amount of R$ 2,842 million, which include additions regarding the Horizonte 2 Project.

The balance of biological assets reduced by R$98,633 thousand, due to the following changes: (i) cuts made in the period, totaling R$1,473 million; (ii) additions arising from planting and refurbishment, in the amount of R$1,734 million; and (iv) negative variation in the fair value at the end of the reporting period, in the amount of R$ 326 million.

The balance of intangible assets did not recorded a significant increase in the period being analyzed (R$ 16,568 thousand), the primary changes arising from repayment in the period in the amount of R$ 70 million and (ii) additions of R$ 61 million, primarily in relation to works in progress as well as systems development and implementation.

Total Liabilities

The Company’s total consolidated liabilities amounted to R$ 24,043,402 thousand as of December 31, 2017, and R$20,622,648 thousand as of December 31, 2016, representing an increase of 17% in 2017, which is equivalent to R$ 3,420,754 thousand, primarily due to variations in items described below, including the amounts classified in current and non-current liabilities:

Loans and financing (short and long term)

The balance of loans and financing increased by R$3,146,052 thousand in the year, primarily due to the following factors: (i) loans and financing in the amount of R$8,657 million; (ii) appropriation of interest in the amount of R$ 1,106 million; (iii) recognition of an exchange-rate variation net expense of R$ 233 million (due to a 4% devaluation of the Real against the US dollar throughout the year); and (iv) payment of debt interest and principal in the amount of R$6,756 million.

Trade accounts payable

The balance payable to suppliers recorded an increase of R$ 1,243,631 thousand in the year 2017, which is substantially explained by an increase in the volume of contracted services and purchase of machinery and equipment for the Horizonte 2 Project with payment terms maturing at the beginning of 2018, and for the purchase of pulp from Klabin, which mature within up to 360 days.

Taxes and charges payable

The balance of taxes and charges payable increased by R$ 160,815 thousand in 2017, chiefly due to the recognition of IRPJ and CSLL expenses in the year, as a result of the income recorded.

Dividends payable

The reduction by R$ 135,218 thousand in the balance of dividends payable is related to the (i) payment of minimum mandatory dividends declared in May 2017 in relation to the year 2016, in the amount of R$ 393,026 thousand, and (ii) the recognition of minimum mandatory dividends in the year 2017 in the amount of R$ 257,750 thousand, which corresponds to 25% of adjusted income for the year.

Liabilities related to assets held for sale

The reduction in balance for the year 2017 to zero is related to the recognition of the effects of the accounting write-off of advances received from CMPC as a result of the Losango Project, as mentioned above when explaining the changes in the “Assets held for sale” account under Assets.

Shareholders’ Equity

Shareholders’ equity increased by 6% in 2017, or R$ 832,249 thousand. Changes in equity during the year related primarily to: (i) recording of legal reserves in the amount of R$54,263 thousand; (ii) minimum mandatory dividends of R$257,750 thousand; and (iii) allocation of the remaining income to the investment reserve account, in the amount of R$773,252 thousand.

Comments on significant changes verifiable in the comparison between the consolidated balance sheets for the years 2016 and 2015:

Total Assets

The company’s total consolidated assets showed an increase of 17%, or R$5,006,350, in 2016, primarily due to variations in items commented below, including amounts in current and non-current assets:

Cash and cash equivalents and securities

Cash and cash equivalents showed an increase of R$2,141,263 primarily due to (i) debt funding in the period, particularly debts for financing Horizonte 2 Project, such as the four issues of Agribusiness Receivables Certificates (CRAs), in the amount of R$3,300 million; funding from Finnvera, raised by Fibria-MS, in the amount of R$1,188 million; the releasing of agreements signed with BNDES, in the amount of R$979 million; and funding from FDCO, in the amount of R$424 million; and (ii) investment of operating cash surplus in securities.

Derivative financial instruments

Net assets regarding derivative financial instruments (assets less liabilities) increased by R$846 million in the year, basically due to the marking-to-market effects of the instruments contracted, which are impacted by the US dollar exchange against the Real. In 2016, the Company recorded net gains from derivative financial instruments in the amount of R$700,927 thousand.

Accounts receivable from clients

Accounts receivable from clients showed a reduction of R$107,365 thousand. The variation relates primarily to the impact of the downturn in dollar rates on balances receivable from sales abroad, and to the increase in the volume of forfaiting transactions carried out in 2016 compared to 2015 (2016: R$1,812,105 thousand | 2015: R$1,788,970 thousand). In relation to the average collection period for the international market, we had a reduction of 6 days, from 26 days in December 2015, to 20 days in December 2016; in the domestic market, there was an increase of 5 days, from 32 days on December 31, 2015, to 37 days on December 31, 2016.

Inventories

The increase of R$66,868 thousand in inventories is due to a combination of the following factors: (i) pulp purchases, originated from our agreement with Klabin; (ii) a 5-day reduction in inventories, which fell from 52 days in 2015, to 47 days in 2016; and (iii) the effect from lower US dollar exchange rates against the Real.

Deferred taxes

The net balance of deferred tax assets (tax assets less tax liabilities) decreased by R$1,326,942 thousand, primarily due to the effect of exchange-rate variations on foreign-currency loans, financing and transactions carried out in view of the Company’s option for the taxation of exchange-rate variations on a cash basis; tax effects from the adjustment of the biological asset recorded in the year; use of non-amortized goodwill tax credits; and recognition of the effect from the income tax and social contribution on income of our international subsidiaries.

Fixed, biological and intangible assets

Our balance of fixed assets showed an increase of R$3,673,806 thousand, arising from the following changes: (i) asset base depreciation totaling R$792 million; (ii) R$37 million in derecognitions, and (iii) additions that totaled R$4,431 million, such as the advances regarding the Horizonte 2 Project.

Biological assets showed an increase of R$236,643 thousand, due to the following changes: (i) cuts made in the period, totaling R$1,087 million; (ii) additions arising from planting and refurbishment, in the amount of R$1,538 million; and (iv) negative variation in fair value at the end of the reporting period, in the amount of R$212 million.

The balance of intangible assets increased by R$70,060 thousand, as a result of the following transactions: (i) amortization of R$67 million in the period; and (ii) additions of R$119 million, particularly regarding the recognition of concession rights on the Macuco Terminal, in the amount of R$115 million.

Total Liabilities

Fibria’s total consolidated liabilities showed an increase of 24%, or R$4,003,990 thousand, in 2016, primarily due to variations in items commented below, including the amounts classified in current and non-current liabilities:

Loans and financing (short and long term)

The balance of loans and financing showed an increase of R$3,408,679 in the year, primarily due to the following factors: (i) funding from loans and financing in the amount of R$7,904 million; (ii) accrued interest in the amount of R$717 million; (iii) recognition of exchange-rate variation net revenues of R$1,716 million (due to a 16.5% appreciation of the Real against the US dollar in the year); and (iv) payment of debt interest and principal in the amount of R$3,353 million.

Trade accounts payable

The balance payable to suppliers increased by R$1,198,814 thousand in 2016, mainly due to the increase in the volume of services contracting and the purchase of machines and equipment for the H2 Project; and the purchase of pulp from Klabin, maturing within up to 360 days.

Taxes and fees payable

The balance of taxes and fees payable dropped by R$478,866 thousand in 2016, basically due to the non-recognition of IRPJ and CSLL taxes due to the loss recorded in the year.

Dividends payable

The increase in the balance of dividends payable in the amount of R$310,497 thousand relates to (i) the payment, in May 2016, of R$81,269 thousand regarding the minimum dividend for 2015; and (ii) the recognition of minimum mandatory dividends for 2016 in the amount of R$393,026 thousand, corresponding to 25% of the adjusted income for the year.

Shareholders’ Equity

Shareholders’ equity showed a decrease of 8% in 2016, or R$1,002,360 thousand, while the principal changes in shareholders’ equity during the year related primarily to (i) the distribution, in May 2016, of R$218,731 thousand, as additional dividends proposed for 2015, upon approval by the Annual Shareholders’ General Meeting held on April 27, 2016; (ii) recording of legal reserve, in the amount of R$82,743 thousand; (iii) minimum mandatory dividends, in the amount of R$393,026 thousand; and (iv) allocation of the remaining income to the investment reserve account, in the amount of R$1,179,079 thousand.

The following table presents the consolidated amounts of the income statements for the fiscal years ended December 31, 2017, 2016 and 2015, prepared in accordance with the International Financial Reporting Standards (IFRS).

Income statement (R$ thousand)	2017	VA	HA	2016	VA	HA	2015
		(%)	(%)		(%)	(%)

Revenue	11,739,153	100	22	9,614,817	100	-5	10,080,667
Costs of sold products	(8,248,416)	-70	16	(7,108,346)	-74	21	(5,878,209)

Gross profit	3,490,737	30	39	2,506,471	26	-40	4,202,458

Sales expenses	(547,232)	-5	14	(481,306)	-5	10	(437,253)
Administrative expenses	(285,707)	-2	4	(275,797)	-3	4	(265,621)
Result of equity	49	0	-107	(751)	0	-291	393
Other operational revenues, net	(339,713)	-3	6	(321,167)	-3	-1.419	24,347

	(1,172,603)	-10	9	(1,079,021)	-11	59	(678,134)

Income before financial income and expenses	2,318,134	20	62	1,427,450	15	-59	3,524,324

Financial income	419,429	4	48	282,465	3	27	221,679
Financial expenses	(1,162,617)	-10	55	(751,710)	-8	32	(569,793)
Income from derivative financial instruments	237,561	2	-66	700,927	7	-184	(830,128)
Monetary and exchange variations, net	(277,058)	-2	-120	1,384,535	14	-155	(2,507,023)

	(782,685)	-7	-148	1,616,217	17	-144	(3,685,265)

Income before the income tax and social contribution on income (loss)	1,535,449	13	-50	3,043,667	32	-1.991	(160,941)

Income tax and social contribution
Current	(315,865)	-3	493	(53,265)	-1	-92	(684,246)
Deferred	(126,240)	-1	-90	(1,326,786)	-14	-210	1,202,172

Net income (loss) for the fiscal year	1,093,344	9	-34	1,663,616	17	366	356,985

Attributable to
Company Shareholders	1,085,265	9	-34	1,654,848	17	384	342,185
Noncontrolling Shareholders	8,079	0	-8	8,768	0	-41	14,800

Loss for the year	1,093,344	9	-34	1,663,616	17	366	356,985

Basic earnings (loss) per share — in Reais	1.96	0	-34	2.99	0	382	0.62

Diluted earnings (loss) per share — in Reais	1.96	0	-34	2.98	0	381	0.62

Comments on significant changes verifiable in the comparison between the consolidated income statements for the years 2017 and 2016:

Net Revenue

Net operating revenues totaled R$11,739,153 thousand in 2017, 22% lower than the amount recorded in 2016. This increase was primarily due to the increase by 13% in the volume of sales and 18% by the increase in the average net price in U.S. Dollar, which is partially offset by a decrease of 8% in the average U.S. Dollar in the period between 2016 and 2017.

Pulp sales in 2017 reached 6.2 million tons, 13% higher than the volume traded in the previous year (equivalent to 5.5 million), primarily due to the start-up of Horizonte 2 and the increase in the volume of sales of pulp under the agreement with Klabin, as mentioned above.

Pulp exports accounted for 91.2% of net revenues from pulp sales, and 89.3% of pulp sales volume in 2017, compared to 90.5% and 90% respectively in 2016.

In 2017, 38.9% of net revenue from sales was represented by sales to Asia, 31.5% to Europe and 20.1% to North America, in comparison with 31.6%, 36.5% and 21.5%, respectively, in 2016. Discounts are often granted to the Company’s clients in Europe and North America.

Regarding the breakdown of sales by final use, the Tissue Papers segment accouinted for 49% of the total sales in 2017, followed by Printing and Writing, with 35%, and Special Papers, with 16%.

Cost of goods sold

Cost of goods sold amounted to R$ 8,248,416 thousand, an increase of R$1,140,070 thousand (equivalent to 16%) against 2016. This result was mainly due to: (i) a 21% rise in variable costs, from R$3,646 million in 2016 to R$ 4,411 million in 2017, and (ii) a 17% increase in shipping expenses, which rose from R$922 million in 2016 to R$ 1,081 million in 2017. The increase in variable costs and shipping is related to the higher sales volume thanks both to Horizonte 2 coming on stream and to more sales of pulp under the contract with Klabin, which was in effect for the whole of 2017, while in 2016 it only started to operate in May). These factors were partly offset by fewer programmed stoppages in 2017 compared to 2016 and by the dilution of fixed costs with operations starting at Horizonte 2, which also boosted income from the sale of utilities (sale of electricity).

Production cash cost for the year was R$ 637/ton, 6% lower than the cash cost for 2016, which was R$680/ton, largely due to the reduction of R$ 30/ton in variable costs (mainly the higher income from utilities for sales of electricity), R$17/ton for Horizonte 2 and R$13/ton for the fewer programmed maintenance stoppages, partly offset by an increase of R$17/ton in the prices of chemicals and fuel. Ignoring the effects of the programmed stoppages, our production cash cost would have been R$ 618/ton in 2017, against R$649/ton in 2016.

Gross profit

As a result of the combination of the increase in net revenues and the increase in costs of goods sold, gross profit was increased by 39% (or R$984,266 thousand) in 2017 compared to 2016, with a gross margin of 30% in 2017 against 26% in 2016.

Selling expenses

Selling expenses totaled R$547,232 thousand, an increase by 14% against the prior year (R$481,306 thousand). This increase is mainly due to the increase of 16.8% in goods handling, storage and transport expense and sales commission, which rose from R$412 million in 2016 to R$ 481 million in 2017, as a result of the increase in the sales volume. The ratio of selling expenses to net revenues rose from 5% in 2016 to 4.7% in 2017.

Administrative Expenses

Administrative expenses totaled an increase by 3.6%, from R$276 million in 2016 to R$286 million in 2017. This increase was due to the increase of 7% in staff costs, which amounted to R$112 million in 2017 compared to R$104 million in 2016 after the annual salary increase awarded to our employees. The ratio of administrative expenses to net revenues reduced from 2.9% in 2016 to 2.4% in 2017.

Other operating (expenses) revenues, net

In 2017 we recognized net expenses of R$ 339,713 thousand, compared with R$321,167 thousand in 2016, mainly due to a combination of the following factors:

(i)	variation of R$ 114 million in the fair value of biological assets, from a loss of R$212 million in 2016 to a loss of R$ 326 million in 2017;

(ii)	recognition of a R$ 62 million capital gain on the write-off of Losango Project assets;

(iii)

variation of R$52 million in contingencies, from a negative result of R$23 million 2016 to a positive result of R$ 29 million, reflecting a R$58 million reversal in labor contingencies and the payment of R$59 million to settle cases during the year, partly offset by the recognition of an expense for monetary adjustment of proceedings amounting to R$40 million and the recognition of new cases;

(iv)

increase of R$10 million in the cost of variable compensation paid to employees, which was R$61 million in 2016 and R$ 71 million 2017, due mainly to the appreciation in the Company share price, which affects the variable compensation programs for the officers and general managers.

Financial Income

Net financial income reduced about 148%, or R$2,398,902 thousand, from a positive figure in 2016 of R$1,616,217 thousand to a negative result of R$ 782,685 thousand in 2017, principally due to the impact of currency variations on dollar-denominated loans, which had a positive effect of R$1,716 million in 2016 and a negative effect of R$ 233 million 2017, with the increase of 1.5% of the US dollar against the Real.

The increase of R$ 411 million in financial expenses is due mainly to the increase in gross debt resulting from fundraising during the year.

The reduction of R$ 463 million in net income from derivative financial instruments and of R$1,662 million in revenues from currency variations in 2017 are related to the 1.5% depreciation of the Real against the US dollar during the year, compared with a 16.5% appreciation in 2016.

Income and social contribution taxes

Income and social contribution tax rates in Brazil reached 34% in 2016 and 2015. The Company and its subsidiaries in Brazil declare tax according to the real income regime. Overseas subsidiaries declare tax in accordance with the rules in force in the countries where they are based.

The Company continues to believe that double taxation treaties will be applicable in the future. However, since a decision is still awaited from the Federal Supreme Court, the Company currently declares tax on earnings in accordance with Law No. 12.973/14.

This law replaced Article 74 of Provisional Measure 2.158/01 and determines that the portion of the adjustment of the value of an investment in a direct or indirect subsidiary based overseas, equivalent to its pre-tax earnings, ignoring currency adjustment, should be included in the calculation of real income and in the calculation base for social contribution on net income for the parent company domiciled in Brazil, at the end of each year. The repatriation of these earnings in subsequent years is not subject to further taxation in Brazil. The Company recognizes provisions for tax on the income of overseas subsidiaries on an accrual basis.

The effective rate realized was 28.8% in 2017 compared to 45.3% in 2016.

The principal reasons for the difference between 2017 and 2016, in addition to the pre-tax results in each year, are: the increase in the tax effect of benefits under the Reintegra Program and the net result of currency variation recognized in income on translating the results of our overseas subsidiaries. Since the Real is not the currency used for tax payments in those countries, this effect is not recognized by the overseas subsidiaries and will never be taxable in Brazil. The effect of the currency variation in overseas subsidiaries was a gain of R$53 million in 2017 and a loss of R$314 million 2016, reflecting the appreciation of the Real against foreign currencies (in particular the US dollar and the Euro).

Cash disbursements for payment of income and social contribution taxes for the year totaled R$ 35,855 thousand in 2017, compared to R$106,411 thousand in 2016.

Net income attributable to minority shareholders

Minority interest was R$8,768 thousand in 2016 and R$8,079 thousand in 2017.

Net income for the year

As a result of the considerations above, consolidated net income totaled R$1,093,344 thousand in 2017, against R$1,663,616 thousand in 2016. Net income for the year accounted for 9.3% of revenues in 2017 compared to 17% in 2016.

Comments on significant changes verifiable in the comparison between the consolidated income statements for the years 2016 and 2015:

Net revenues

The Company’s net operating revenues amounted to R$9,614,817 thousand in 2016, down by 5% compared to 2015. This decrease is primarily due to a 15% fall in the net average price in dollars, which was partially offset by an 8% increase in the volume of sales (including sales originated from the agreement with Klabin), and a 5% appreciation in the average exchange rate of the US dollar between 2015 and 2016.

Pulp sales in 2016 reached 5.5 million tons, up by 8% compared to the volume traded in the previous year (5.1 million).

Pulp exports accounted for 90.5% of net revenues from pulp sales, and 90% of pulp sales volume in 2016, compared to 91.8% and 90.3% respectively in 2015.

Europe continued to account for the largest share in revenues by region, with 36%, followed by Asia, with 32%; North America, with 22%; and Brazil, with 10%.

With regard to the breakdown of sales by final use, the Tissue Papers segment accounted for 48% of total sales in 2016, followed by Printing and Writing, with 34%, and Special Papers, with 18%.

Discounts are often granted to our Customers in Europe and North America.

Cost of goods sold

Cost of goods sold amounted to R$7,108,346 thousand, an increase of R$1,230,137 thousand (equivalent to 21%) against 2015, mainly due to: (i) a 40% increase in variable costs, which rose from R$2,602 million in 2015 to R$3,646 million in 2016; and (ii) a 17% increase in expenses with employees’ benefits, which rose from R$498 million in 2015 to R$580 million in 2016. The increase in variable costs was mainly due to expenses for pulp purchases arising from the agreement with Klabin, and the impact of the increase in production cash costs due to a higher average radius for transportation, and lower wood volumes purchased from third parties. The increase in expenses for employees’ benefits relates to the annual adjustment of employees’ salaries.

Production cash cost in the year was R$680/ton, up by 10% against the cash cost in 2015, of R$610/ton, mainly due to: (i) increase of R$33/ton in wood costs (including transportation); R$16/ton in variable costs (particularly lower income from utility regarding energy sales); R$8/ton in fixed costs (materials and services) and R$4/ton regarding the impact of foreign exchange variation, which were offset by R$4/ton due to lower costs with the maintenance interruptions scheduled. Excluding the effects of scheduled interruptions, our production cash cost was R$649/ton in 2016, compared to R$581/ton in 2015.

Gross profit

The combined result of the decrease in net revenues and the increase in cost of goods sold justifies the 40% decrease (or R$1,695,987 thousand) in gross profit in 2016 compared to 2015, with gross margin of 26% in 2016, against 42% in 2015.

Selling Expenses

Selling expenses totaled R$481,306 thousand, or an increase of 10% against the prior year (R$44,053 thousand). This increase is mainly due to the rise in sales volumes and appreciation of the average exchange rate of the US dollar against the Real, which affected terminal costs in particular. The ratio of selling expenses to net revenues increased from 4.3% in 2015 to 5.0% in 2016.

Administrative expenses

Administrative expenses totaled R$275,797 thousand in 2016, remaining practically stable in relation to the prior year (R$265,621 thousand). The ratio of administrative expenses to net revenues increased from 2.6% in 2015 to 2.9% in 2016.

Other operating (expenses) revenues, net

In 2016, we recorded net expenses of R$321,167 thousand, compared to net revenues of R$24,347 thousand in 2015, basically due to a combination of the following factors:

(i)                                    the decrease of R$397 million in the result of the fair value of biological assets, from gains of R$185 million in 2015 to losses of R$212 million in 2016;

(ii)                                 The recognition of a R$31-million loss in the sale of property and equipment in 2016, compared to gains of R$135 million of loss in 2015, principally due to the effect of the sale of 5 thousand hectares of land to Votorantim in 2015;

(iii)                              The recognition of a supplementary provision, in 2015, for loss of ICMS credits from prior years, amounting to R$165 million. Up to September 2015, this provision was equivalent to 80% of the total for the State of Espírito Santo; however, due to the low probability of realization of these credits, the percentage was increased to 100% in October 2015; and

(iv)                             R$58-million reduction in expenses from employees’ variable compensation programs, which fell from R$119 million in 2015 to R$61 million in 2016, mainly due to the reduction in prices of Company shares, which impacts on the measurement of variable compensation programs of the Executive Board and general managers.

Financial Income

Financial income totaled net revenues of R$1,616,217 thousand, compared to net expenses of R$3,685,265 thousand in 2015, equivalent to an increase of 144% due to:

(i)                                    The increase of 32% in financial expenses, which rose from R$570 million in 2015 to R$752 million in 2016, due to the increase in the Company’s gross debt as a result of funding transactions carried out in 2016;

(ii)                                 the effect of foreign exchange variation resulting from the 16.5% devaluation of the US dollar against the Real in 2016, with net revenues of R$1,385 million in 2016 compared to net expenses of R$2,057 million in 2015; and

(iii)                              The increase of R$1,531 million in the positive result of derivative financial instruments, from a net loss of R$830 million in 2015 to net gains of R$701 million in 2016, due to the devaluation of the US dollar against the Real throughout the year.

Income tax and social contribution

Income and social contribution tax rates in Brazil reached 34% in 2016 and 2015. The Company and its subsidiaries in Brazil tax their earnings according to the real taxable income regime. International subsidiaries tax their earnings in accordance with the rules in force in the countries where they are based.

The Company continues to believe that international treaties will avoid double taxation in the future. However, since a final decision on the application thereof is still pending at the Federal Supreme Court, the Company currently declares its taxes on earnings in accordance with Law No. 12.973/14.

This law revoked Article 74 of Provisional Measure 2,158/01, and determines that the portion of adjustment to the amount of an investment in a direct or indirect subsidiary based overseas, equivalent to its pre-tax earnings, ignoring currency variation, should be included in the calculation of taxable income and in the calculation base for social contribution on net income of the parent company domiciled in Brazil, at the end of each year. The repatriation of these earnings in subsequent years is not subject to further taxation in Brazil. The Company recognizes provisions for tax on the income of international subsidiaries on an accrual basis.

The effective rate realized was 45.3% in 2016 and compared to 321.8% in 2015.

The principal reasons for the difference between 2016 and 2015, in addition to the pre-tax results in each year, were the reduction of the tax effect on the benefits of the Reintegra Program, and the net income from foreign exchange variation recognized as the result of translation of offshore subsidiaries’ currency to the functional currency, of the Brazilian Real. Since the Real is not the currency used for purposes of taxation in these countries, this effect is not recognized for offshore subsidiaries, and it will never be subject to taxation in Brazil. The effect of currency variation on overseas subsidiaries was the loss of R$314 million in 2016 and earnings of R$458 million in 2015, reflecting the appreciation of the Real against foreign currencies (mainly the US dollar and the Euro); and

Cash disbursements for payment of income and social contribution taxes for the year totaled R$106,411 thousand in 2016, compared to R$76,395 thousand in 2015.

Net income attributable to minority shareholders

Minority interest was R$14,800 thousand in 2015 and R$8,768 thousand in 2016.

Net Income for the year

As a result of the considerations above, consolidated net income totaled R$1,663,616 thousand in 2016, against R$356,985 thousand in 2015. Net income for the year accounted for 17% of revenues in 2016 compared to 4% in 2015.

10.2 - Operating and financial income

a.              The Company’s results of operations, in particular: (i) description of any important components of revenue (ii) factors that materially affect results of operations

The following are comments from the Board of the Company corresponding to the analysis of important components of revenue and factors that affect or may materially affect its results. Sections 10.2(b) and 10.2(c) describe the variations and/or impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality.

The Company’s operational results for the years ended on December 31, 2017, 2016, and 2015 were affected and the results of operations will continue to be influenced by several factors, including:

•                                         expansion or contraction of overall production capacity of the products sold by the Company and the growth rate of the global economy;

•                                         fluctuations in the price of products in international markets, which are priced in or use as a reference the U.S. dollar and that could affect the Company’s net revenues;

•                                         the growth rate of the Brazilian GDP, which affects the domestic demand for the Company’s products and, thus, our volume of domestic sales;

•                                         our productivity rate, which significantly affects the production costs of the Company’s products and may lead to impairment of assets;

•                                         results of operations of the companies in which the Company has or had a minority or egalitarian share interest, such as Veracel Celulose S.A., and part of that is or has been consolidated into the Company’s results of operations, as required by IFRS;

•                                         exchange rate changes on the Real/U.S. dollar, including depreciation of the Real against the average U.S. dollar by 8% in 2017 and appreciation of 4% in 2016, and 42% in 2015, which affected (1) the quantities expressed in Reais of net revenues, cost of sales (principally chemicals and shipping costs) and other operations, and other costs that are determined or linked to the U.S. dollar; and (2) the Company’s net financial expenses as a result of the obligations denominated in U.S. dollars, which require the payment of principal and interest on U.S. dollar;

•                                         the debt level and the fluctuation of the prime interest rate in Brazil, mainly LIBOR rate, which affects the cost of payment of interest of the Company’s debts with rates denominated in U.S. dollars with floating rate, and DI rate fluctuations, which affects the cost of paying our debts with interest rates denominated in real with floating rate;

•                                         inflation rate in Brazil, which was 2.9% in 2017, 6.3% in 2016 and 10.7% in

2015, as measured by IPCA, and the effects of inflation (or deflation) in operating costs in Reais of the Company and its debt denominated Reais that is indexed to inflation or contain interest rates which are partially adjusted for inflation; and

•                                         changes in accounting policies and in Law 6404/76, as introduced by Law 11.638/07 and the new pronouncements and international accounting standards.

The following table shows the origin of the relevant revenue of the Company in the past three years by type of final product:

	Fiscal year ended on December 31
	2017	2016	2015
Pulp:
Volume (in thousand tons)
Internal	662	551	499
External	5,550	4,953	4,619
Total	6,212	5,504	5,118

Net revenues (in millions of R$)
Internal	1,026	905	819
External	10,621	8,620	9,169
Subtotal	11,647	9,525	9,988
Port services	92	90	93
Total	11,739	9,615	10,081

Average price ($per ton)	1,875	1,731	1,951

b.              Variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

This item is informed together with item 10.2.c.

c.               Impact of inflation, changes in prices of key inputs and products, foreign exchange and interest rate on the operating and financial income of the company, when significant

The following are comments from the Board of the Company corresponding to the analysis of material impact of items such as pulp prices, exchange rates, inflation, interest rates and seasonality on the Company’s operating and financial income.

Impact of Price Changes of Pulp

The prices of our products on the global pulp market recorded significant variations, and we believe that they will continue to change due to the international economic outlook, with the growing demand for pulp in China. Significant increases in the price of our products on the international market, and, consequently, the prices we may charge, will probably boost our net revenues and operating income to the extent that we are able to keep our operating margins, and that increased prices do not cause a reduction in sales volume.

On the other hand, significant reductions in prices of our products on the international market and, consequently, the prices we may charge, will probably reduce our net revenues and operating income, in case we are not able to increase our operating margins, or if these reduced prices do not boost the sales of our products.

Global pulp prices are cyclical, since the demand for paper strongly depends on the economic conditions in general, and the production capacity gradually adjusts to the changing demand. In the end of 2015, BEKP average reference prices in North America, Europe and Asia were US$890, US$784 and US$641 per ton respectively. In 2016, BEKP average reference prices in North America, Europe and Asia were US$850, US$696 and US$517 per ton respectively. The combination of strong worldwide demand for pulp and a significant unexpected interruption in supply created a favorable scenario for pulp prices throughout the year of 2017. Almost every month there was an announcement of price increases, and as a result the average annual price was above that of previous years. In 2017, BEKP average reference prices in North America, Europe and Asia were US$998, US$820 and US$640 per ton respectively.

We have long-term sales relationships with substantially all our pulp and paper customers on the domestic and export market. These agreements, in general, provide for pulp sales on the market at prices announced by us on a monthly basis. These prices may vary according to the geographic areas where our customers are located. The terms agreed in our long-term contracts are generally consistent with the prices of other sales in the same region and follow the BEKP price list established, which is announced by the major world producers of pulp.

Impact of Variation in Exchange Rate

The financial condition and results of operations have been, and will continue to be, affected by inflation and the exchange rate of the real against the U.S. dollar.

The table below shows the Consumer Price Index (IPCA), appreciation (depreciation) of the real against the U.S. dollar, average exchange rate and at exchange rate at the end of the periods indicated below:

	2017		2016		2015
Inflation (IPCA)		2.9%		6.3%		10.7%
Appreciation (depreciation) of the Dollar x Real		(8)%		4%		42%
Quote at the end of the period of one year - US$1.00	R$	3.31	R$	3.26	R$	3.90
Average (weighted daily) (1) of the exchange rate - US$1.00	R$	3.19	R$	3.48	R$	3.34

(1)           The daily average exchange rate is the sum of the closing rate on each day divided by the number of business days in the period.

The results of Company operations and its financial condition has been and will continue to be affected by the rate of appreciation or depreciation of the real against the U.S. dollar, given that:

•                                         important part of the Company’s revenues are denominated in U.S. dollars;

•                                         important part of the Company’s costs are denominated in Reais;

•                                         some operational expenses such as costs of raw materials and certain other expenses are denominated in or indexed in U.S. dollar;

•                                         significant part of the Company’s debt is denominated in U.S. dollars and therefore the payments of principal and interest shall be made in U.S. dollars.

Most of the Company’s pulp sales are made on the international market at prices denominated in U.S. dollars. In general, the Company tries to fix its prices in the local market taking into account the international prices of pulp and variations of the exchange rate of Real/U.S. dollar. Thus, although the majority of revenues in the domestic market is denominated in Reais, almost all products are sold at prices that are based on the international market, which are denominated in U.S. dollars.

When the Real depreciates against the U.S. dollar, assuming that the international price of products of the Company remain the same, the net proceeds of the Company’s sales come from exports increase and usually the Company seeks to increase the domestic prices in Reais, which can reduce the volume of sales in the local market. On the other hand, when the real appreciates against the U.S. dollar, assuming the U.S. dollar prices remain stable, our net sales decline and generally the value of domestic prices decrease in Reais, which can generate an increase in sales volume in the local market. In periods of high volatility of Real x U.S. dollar, there is usually an interval between the time in which the Company can increase or decrease its prices in Reais for Brazilian buyers. These mismatches are reduced when the exchange rate Real x U.S. dollar is less volatile.

The consolidated debt in U.S. dollars accounted for 59% of the indebtedness of the Company on December 31, 2017 (including currency swaps) (63% on December 31, 2016, and 90% on December 31, 2015). Thus, when the real appreciates against the U.S. dollar:

•                                         interest costs of the Company’s debt denominated in U.S. dollars decreases in Reais, and this decrease positively affects the Company’s operational results in Reais;

•                                         the value of the debt denominated in U.S. dollars decreases in Reais, and the total value of the Company’s debt decreases in Reais;

•                                         Net financial expenses tend to decrease as a result of foreign exchange gains with exchange variation included in the Company’s results.

The depreciation of the real against the U.S. Dollar has the opposite effect.

Exports, which allow the Company to generate receivables in foreign currencies, tend to provide a natural protection against the Company’s debt denominated in U.S. dollars, but these items are not completely equivalent. Thus, the company often hires derivative instruments to mitigate the effects of currency fluctuations on its debt. A significant portion of the indebtedness of the Company is connected and paid mainly with the proceeds from exports. Debt denominated in U.S. dollars is generally available at lower cost compared with other sources of resources. The Company generally gives as a pledge part of its export receivables as collateral for its obligations, usually to cover the next installments of principal and interest. These contracts also contain financial ratios that should be observed by the Company, among other obligations.

Impact of the level of debt and Interest Rate Changes

On December 31, 2017, the consolidated debt of the Company was R$ 19,299 million (R$16,153 million on December 31, 2016, and R$12,744 million on December 31, 2015). The level of debt of the Company results in significant financial expenses that are reflected in the income statements. Financial income consists of expenses with interest payments, foreign exchange Real x U.S. dollar and other assets and liabilities denominated in foreign currencies, gains and losses on derivatives and other items described in Note 33 to the Company’s financial statements for the financial year ended on December 31, 2017.

In 2017, the Company’s net financial expenses totaled R$ 783 million, consisting mainly of R$ 967 million in interest on loans and financing, R$ 277 million in net expenses from exchange rate changes on debt and other assets and liabilities, R$ 342 million in revenues from bank deposits, R$ 238 million in earnings on the fair value of derivative financial instruments, and R$ 119 million in other obligations. In 2016, net financial revenues amounted to R$1,616 million, consisting mainly of R$1,385 million in net gains on foreign exchange and monetary variation on debts and other assets and liabilities, R$701 million in gains on the fair value of derivative financial instruments, and R$752 million in interest on loans and financing. In 2015, the Company recorded net financial expenses of R$3,685 million, which consisted basically of R$2,507 million in net foreign exchange losses on debt and other assets and liabilities, interest on loans and financing and R$803 million in losses on the fair value of derivative financial instruments, and R$570 million in interest on loans and financing.

The rating agencies Standard & Poor’s, Moody’s and Fitch maintain a rating of the Company and certain Company debts. Any downgrade of rating grade in the future may result in increased interest rates and other financial expenses related to loans and debt instruments and may adversely affect the Company’s ability to obtain financing on satisfactory terms and at the amounts needed.

Seasonality Impact

The seasonality pattern in the pulp market has historically been related to the cycle of paper production. World production of paper usually increases at the end of the summer holidays in the northern hemisphere, as well as during the Christmas holidays and New Year. However, having in mind some specific factors, including closing and opening of new plants for the production of paper, changes in the cost structure of the sector and the increase in global demand for pulp, the seasonal trend observed in the past may change in the future. Item 7.3(d) presents more details of issues related to seasonality.

10.3 - Events with significant effects, occurring and expected to occur in the financial statements

a.              Introduction or disposal of operational segment

We did not introduce or dispose of any operational segments in our activities in the year ended December 31, 2017.

b.              Constitution, acquisition or disposal of equity interest

(i)            Spinnova Oy

On July 6, 2017, the Company signed a subscription agreement for the purchase of a minority interest amounting to 18% of the shares of Spinnova Oy (“Spinnova”), for a total of EUR 5 million (equivalent to R$18,633 thousand). Under a shareholders’ agreement the Company will be entitled to nominate one member of Spinnova’s board of directors.

Spinnova is a start-up focusing on the development of low-cost, environmentally sustainable technology to produce raw material for the textile industry. The technology uses wood fibers to make threads and filaments which can substitute for cotton, viscose and other inputs for textiles and non-textile products.

On the same day the Company signed a Joint Development Agreement for a pilot production line to confirm the viability of the technology developed by Spinnova and for production on a pre-commercial scale. The parties intend to set up a joint venture to manufacture and sell the product if the project reaches the commercial stage.

Management has evaluated the rights arising from the shares held and concluded that the Company cannot significantly influence the management of Spinnova, and that therefore the investment does not qualify as an investment in an affiliate.

As at December 31, 2017, the Company’s interest in the capital stock of Spinnova amounted to 18%. The interest has been recognized under the heading of “Other investments”, in the Investments group.

(ii)           Losango Project

On December 28, 2012, the Company and CMPC Celulose Riograndense S.A. (“CMPC”) signed a purchase and sale commitment for all the assets of the Losango Project, including approximately 100 thousand hectares (not audited) of its own land and approximately 39 thousand hectares (not audited) of eucalyptus planted on its own land and on leased land, located in the State of Rio Grande do Sul, amounting to a total value of R$615 million.

On March 31, 2017, the purchase and sale commitment was amended to transfer to CMPC 100% of the shares of Losango-FBR Florestal Ltda. (“Losango-FBR”) (owner of the biological assets) and 49% of the shares of Losango-RS Administração e

Participações Ltda. (“Losango-RS”) (owner of the rural properties - land), upon transfer of the titles deeds to the properties (rural properties) and approval of the transaction by the National Defense Council (CDN).

As a result, on March 31, 2017, the Company received payment of R$201,999 thousand of which (i) R$50,000 thousand was paid in cash and (ii) R$151,999 thousand was deposited in an escrow account to the order of Fibria, to be released after the approvals mentioned below have been obtained and other conditions precedent for the conclusion of the Losango Project fulfilled. The sum deposited in the escrow account, adjusted up to December 31, 2017, is R$162,254 thousand.

The remaining portion of 51% of the capital of Losango-RS will be transferred to CMPC after approval by the National Colonization and Agrarian Reform Institute (INCRA) and other agencies, without the Company receiving any further payment.

The 51% interest in the capital of Losango-RS is not considered to be a business from the bookkeeping aspect, since it does not meet the definition given in the current accounting standards. We have therefore not recognized any value for it in our accounts.

As a result of the transfer of these assets to CMPC, the Company has recognized the accounting effects of the sale, generating a capital gain under the heading “Other operating revenues (expenses), net” in the statement of income, as shown below:

		R$ thousand
	Revenue from the sale of investments (*)	678.999
(-)	Cost of investments written off, classified as assets held for sale	(598.257)
(-)	Selling costs (obtaining licenses, registering the properties etc.)	(19.094)

(=)	Capital gain before income and social contribution taxes	61,648

(-)	Income and social contribution taxes — 34%	(20,960)

(=)	Capital gain net of income and social contribution taxes	40,688

(*) The amount was received as follows: advances of R$470,000 thousand and R$7,000 thousand in December 2012 and November 2014, respectively, and transfer of R$201,999 thousand in March 2017, as mentioned above.

(iii)          CelluForce Inc.

As announced in a material fact released on November 18, 2016, Fibria entered into a subscription agreement on that date, undertaking, subject to certain conditions, to subscribe for preference shares of CelluForce Inc. (“CelluForce”), a private company incorporated in Canada, and world leader in the commercial production of nanocrystalline cellulose. Fibria purchased preferred shares corresponding to approximately 8.3% of the capital of CelluForce, at a cost of five million three hundred thousand Canadian dollars (CAD5,300,000.00), equivalent to R$13,379 thousand at the time.

On the same date, the Company signed a shareholders’ agreement entitling it to nominate one member of the board of directors of CelluForce.

Also on November 18, 2016, the Company and CelluForce entered into a strategic alliance agreement giving the Company exclusive distribution rights in South America to the nanocrystalline cellulose (CNC) produced using the CelluForce technology. The agreement also provides that, if CelluForce decides to set up a plant to produce CNC in South America, Fibria will have first refusal to enter into a joint venture with CelluForce to build the plant, or another structure to be agreed between the parties.

As at December 31, 2017, the Company’s interest in the capital stock of CelluForce amounted to 8.3%. The interest has been recognized under the heading of “Other investments”, in the Investments group.

(iv)          Fibria Terminal de Celulose de Santos SPE S.A.

On January 8, 2016, Fibria Terminal de Celulose de Santos SPE S.A. (“Fibria Santos”) was incorporated as a wholly-owned subsidiary of the Company, with the sole business purpose of exploiting the lease of the public port area, infrastructure and facilities located in the Port of Santos, Arrendamento de Macuco (STS07), to carry on the business of handling and storing general non-containerized cargo, under a leasing agreement signed with the federal government as a result of Auction No. 3/2015 held by ANTAQ in December 2015.

c.               Uncommon Events or Operations

In 2017, there were no uncommon events or operations, relating to the Company and/or its activities, that may have caused, or are expected to cause, significant effects on its financial statements or results.

10.4 - Significant changes in accounting practices - Qualifications and emphases in the auditor’s report

The following are comments from the Company’s Officers corresponding to the analysis of significant changes in accounting practices and the effects of these changes. The analysis of these changes was segregated by financial year and, where applicable, the impact on the financial and equity position is presented in tabular form, in its respective financial year. In section 10.4(a), the Officers commented what were the changes in the financial years and qualified the subject matter of these changes. Section 10.4(b) shows the analysis of the officers on the relevant impacts of these changes and the effects on the financial position of the Company.

a.              Significant changes in accounting practices

During the financial years of 2017, 2016 and 2015, the Company made no spontaneous change in accounting practices for the preparation of its financial statements, except as indicated in the following paragraph.

With effect from 2015, the provisions for profit sharing and bonus payments, calculated on the basis of qualitative and quantitative targets determined by Management, are booked as “other operating revenues/expenses, net” instead of “administrative expenses”. As a result, the balances of these two groups of accounts for 2014 have been adjusted for purposes of comparison.

The change in the accounting of the Executive Board’s profit sharing and bonus payment from “administrative expenses” to “other operating revenues/expenses, net” aimed at standardizing the recognition and presentation of expenses regarding profit sharing and bonus payment to all employees in the income statement, since, previously, there was a difference between the recognition and presentation of the Executive Board’s profit sharing and bonus payment expenses, and those of other Company executives and employees in the income statement.

Until then, profit sharing and bonus payment of other executives and employees were recognized in “other operating revenues/expenses,” while those of the Executive Board were recognized in “administrative expenses.” The Management also informs that said change (i) did not affect the final result ascertained by the Company for any financial indicator or other non-accounting metrics, such as EBITDA, Adjusted EBITDA, Free Cash Flow, Cash Value Added (CVA) and financial covenants; (ii) and did not relate to the achievement of any financial target and/or indicator used by the Company to calculate the variable compensation of any executive or other employees, in a way that this change could favor or hinder variable compensation.

Below is a detailed description of changes in accounting practices and their impacts and nature, segregated by exercise.

Changes for the financial year 2017

In 2017 there were no significant amendment to accounting practices. The amendments to existing standards have been published and will be mandatory for subsequent accounting periods beginning January 1, 2018 or January 1, 2019. There was no advance adoption of these standards by Fibria.

•                  IFRS 9 — Financial Instruments: issued in November 2009 and October 2010. IFRS 9 is the first standard issued as part of a wider project to replace IAS 39. The major change refers to cases where the fair value of financial liabilities designated at fair value has to be segregated so that the part pertaining to the fair value involving the entity’s own credit risk is recognized in “Other comprehensive income” and not in income for the year. The full version of IFRS 9 was published in July 2014, effective as from January 1, 2018.

Management has assessed the amendments introduced by the standard and concluded that its adoption will not have a significant impact on the Company, principally in respect of the measurement of financial instruments, when compared with the principles of IAS 39.

The main impacts are related to the classification of financial assets. With the changes made by IFRS 9, eliminating the categories of “held to maturity”, “loans and receivables” and “available for sale”, the categories for classifying financial assets will be the following: “at amortized cost” (cash and cash equivalents, trade accounts receivable, and other securities, for investments in agrarian debt receivables), “at fair value through comprehensive income” (other investments) and “at fair value through income” (derivative financial instruments, stock options and other securities).

In addition, certain aspects of the manner in which financial instruments are shown in the financial statements will have to be changed, in order to reflect the new standards introduced by IFRS 9.

•                  IFRS 15 — Revenue from Contracts with Customers: This new standard embodies the principles that an entity will apply in order to determine how revenue is to be measured and when it should be recognized. This standard took effect on January 1, 2018, and replaces IAS 11 — Construction Contracts, IAS 18 — Revenue and the corresponding interpretations.Management has analyzed the principles and changes introduced by the new standard and concluded that its adoption will not impact the Company in respect of the timing of recognizing revenues from contracts with customers, or of their measurement, presentation or disclosure in the financial statements.The impacts noted are related to a revision of internal documents and the introduction or alteration of procedures in order to ensure that new contracts with customers are correctly valued and booked, in line with the concepts of IFRS 15.

•                  IFRS 16 — Leases: issued by the IASB on January 13, 2016, this standard replaces the previous standard on leasing, IAS 17/CPC 06 (R1) — Leases, and related interpretations, and sets the principles for the recognition, measurement, presentation and disclosure of leases by both parties to an agreement, i.e. the clients (lessees) and the suppliers (lessors). Lessees are required to recognize a leasing liability to reflect future lease payments and a “right to use an asset” for practically all lease agreements, with the exception of certain short-term leases and low-value contracts. For lessors, the accounting treatment is practically unchanged, with leases being classified as operating leases or financial leases, with the two types of agreement being booked differently. This review will come into effect as from January 1, 2019. Management has been assessing the impacts of its adoption with several areas of the Company in order to identify existing lease agreements, as well as the internal controls environment and systems impacted by adoption of this new standard.

Changes for the financial year 2016

There were no significant changes in accounting practices during 2016. The published changes to existing standards are the same as those detailed in the financial statements as at December 31, 2017, and explained above.

Changes for the financial year 2015

There were no significant changes in accounting policies in 2015. In addition to the changes to the existing standards which will become compulsory as from January 1, 2018 or January 1, 2019, detailed above, IAS 41 became compulsory as from January 1, 2016, as explained below.

•                                         IAS 41 — Agriculture (equivalent to CPC 29 — Biological Assets and Farm Produce): this standard currently requires farming-related biological assets to be recognized at fair value less cost of sale. On revising the standard the IASB decided that the so-called bearer plants must be booked as a fixed asset (IAS 16/CPC 27), in other words, at cost less depreciation or impairment. Bearer plants are defined as those used to bear fruit for many years, but the plant itself, once mature, experiences no material transformation. Its sole future economic benefit derives from the farm produce it generates. For example, we have apple trees, orange trees and vineyards. In the case of plants whose roots remain in the ground for a second harvest or felling, after which the roots themselves is not sold, then the roots fit the definition of bearer plant, which applies to forests whose management provides for more than one felling. This revision took effect beginning January 1, 2016. Management has made an assessment of the revised standard and concluded that it has not had any impact on the measurement or presentation of the Company’s biological assets, since they do not come under the definition of “bearer plants”.

b.              Significant effects of changes in accounting practices

Apart from the effects described in section 10.4.a. above, there were no other significant changes in the accounting practices carried out by the Company during the fiscal years 2017, 2016 and 2015.

c.               Qualifications and emphases in the auditor’s opinion

The independent auditors’ opinion for the years ended December 31, 2017, 2016 and

2015, did not contain any type of qualification or emphasis.

10.5 - Critical accounting policies

The Company’s Officers believe that the critical accounting principles are important to describe the financial condition and results of operations and require difficult judgments to be made, subjective or complex, often because of the need to make estimates about the effect of matters for which uncertainty is inherent. As you increase the number of variables and assumptions affecting the possible future resolution of the uncertainties, the judgments become more subjective and complex. In order to understand how the Board evaluates future events, including the variables and assumptions inherent in the estimates, and the sensitivity of those judgments in relation to varying circumstances, we have identified the critical accounting principles.

The critical accounting principles are continually evaluated and are based on historical experience and other factors, including expectations of future events, considered reasonable in the circumstances. Full details of the accounting practices adopted by the Company were made in explanatory note no. 3 to the financial statements of the financial year of 2017.

The accounting estimates will seldom be equal to their actual results. The estimates and assumptions that present a significant risk, with probability of causing a relevant adjustment to the accounting value of assets and liabilities for the next financial year, are addressed below.

The Company’s Officers believe that the critical accounting estimates and assumptions are related to estimated goodwill impairment, deferred tax assets and liabilities, employee benefits, fair values of derivative instruments and other financial instruments, biological assets, impairment of accounts receivable, revision of useful life and recovery of property, plant and equipment, and assets and liabilities and legal obligations, since these accounting estimates involve highly complex and subjective judgments. The items (a) to (i) below detail the reasons that make these accounting practices to be critical in the evaluation of the Company’s Officers.

(a)         Estimated impairment of goodwill

Every year or shorter period if there is any change in circumstances which would result in reducing the recoverable amount of the cash generating units (CGUs) for which there is goodwill recorded, the Company conducts tests for possible impairment on goodwill, according to the accounting policy described in Note 2.16 of the financial statements for year 2017. The recoverable amounts of CGUs (Cash Generating Units) are determined based on the value in use calculations, made based on estimates. See note 38(a) to the financial statements for the year 2017.

(b)         Deferred tax assets and liabilities

The deferred tax assets and liabilities are based primarily on temporary differences between accounting values in the financial statements and tax base. If the Company and its subsidiaries are to operate at a loss or are not able to generate sufficient future taxable income, or if there is a material change in current tax rates or time period in which the underlying temporary differences become taxable or deductible, it would require a reversal of a significant portion of the deferred tax assets, which could result in an increase in the effective tax rate.

The Company shows a track record of taxable income that has consistently absorbed deferred assets. Management believes, based on the forward-looking statements approved at the appropriate level, that it is probable that deferred credits will be realized.

(c)          Employee Benefits

The current value of obligations for the medical care plan depends on a number of factors that are determined based on actuarial calculations and use a series of assumptions. Among the assumptions used in determining the net cost (revenue) for the balances of actuarial liabilities, there is the discount rate calculated using the returns offered by the government, and they are denominated in the currency in which the benefits will be paid, while their maturity periods are close to those of the respective obligations of the healthcare plan.

The provision for share-based compensation referring to the Phantom Share Plan is recorded at fair value of the option, which is calculated by the Company based on the closing price of the Company shares.

The fair value of each option issued with regard to the Stock Options Plan is estimated on the date it is granted, based on the Black & Scholes options pricing model.

Any changes in assumptions used to calculate these obligations affect the accounting value at the balance sheet date.

(d)         Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in active markets is determined using valuation techniques. The Company uses its judgment to choose a variety of methods and define assumptions which are mainly based on market conditions existing at the balance sheet date. The Company also uses its judgment to define the settings and values in the sensitivity analysis.

Any changes in the assumptions used for the calculations involving the fair value of financial instruments could significantly affect the financial position of the Company. The sensitivity analysis of the Company’s derivatives and other financial instruments as of December 31, 2017, is shown in Note 5 to the 2017 financial statements.

(e)          Biological assets

The calculation of fair value of biological assets takes into account various assumptions with a high degree of judgment. Any changes in those assumptions used might imply a change in the outcome of the discounted cash flow and hence the appreciation or depreciation of these assets.

We give below the principal assumptions used by Management in calculating the fair value of the biological assets and the correlation between the changes in these assumptions and in the fair value of the biological assets:

Assumptions used	Impact on the fair value of the biological assets
Actual planted area (hectares)	The higher the assumption, the greater the fair value
Average annual increase (AAI) — m3/hectare	The higher the assumption, the greater the fair value
Average net selling price — m3	The higher the assumption, the greater the fair value
Compensation of own assets that contribute - %	The higher the assumption, the lower the fair value
Discount rate - %	The higher the assumption, the lower the fair value

For the assumption entitled “area of effective plantation” it is assumed that that immature forests (up to two years of age as from the date of plantation) can be held at historical cost, as a result of Management’s understanding that, during this period, the historical cost of biological assets is close to their fair value.

The assumption related to “average net selling prices” of biological assets (measured at R$/m3) is now supported by market price researches only, for the purpose of maximizing the use of external and independent data to measure the fair value of forests.

(f)           Review of service life and recovery of property, plant and equipment

The recoverability of assets used in the Company’s activities is evaluated whenever events or changes in circumstances indicate that the accounting value of an asset or asset group may not be recoverable based on future cash flows. If the accounting value of these assets exceeds their recoverable amount, the net value is adjusted and its service life is readjusted to new heights.

In the financial years ended on December 31, 2017, 2016 and 2015, the Company made tests for impairment, as detailed in explanatory note No. 38 to the financial statements for the years 2017 and 2016 and note No. 37 to the financial statements for the year 2015.

(g)         Contingent assets and liabilities and legal obligations

The Company is involved in labor, civil and tax legal proceedings in many instances. Provisions for contingencies, set up to face potential losses from the ongoing proceedings, are established and updated based on the Management’s assessment, based on the opinion of its legal counsel and require a high degree of judgment on the matters involved. The Company assesses a substantial portion of the proceedings to which it is an individual party.

10.6 — The officers must describe material items not shown in the issuer’s financial statements, indicating

(a)           Assets and liabilities directly or indirectly held by the issuer as off-balance sheet items:

(i)            Operating leases, assets and liabilities

The Company is a party to operating leases, the balances of which are not shown in the balance sheet, due to their nature and accounting situation, as indicated in note 21(b) to the financial statements for the year ended December 31, 2017.

(ii)          receivables portfolios written off for which the issuer still has risks and responsibilities, indicating the corresponding liabilities

The Officers of the Company state that no receivables portfolios for which the Company still has risks and responsibilities have been written off, other than those shown in the balance sheets for the year ended December 31, 2017.

(iii)         Contracts for the future purchase or sale of products and services (“Take or Pay” Contracts)

The Company has long-term Take or Pay contracts with pulp, transportation, diesel fuel, chemical product and natural gas suppliers/service providers for an average period of six years, as described in note 28 to the financial statements for the year ended December 31, 2017.

(iv)         uncompleted construction contracts

The Officers of the Company state that there are no uncompleted construction contracts, in terms of CPC 17, for the year ended December 31, 2017.

(v)           contracts for future receipt of financing

The Officers of the Company state that there are no contracts for future receipts of financing in the Company’s balance sheet for the year ended December 31, 2017.

(b)           other off-balance sheet items

There are no other off-balance sheet items in our financial statements for the year ended December 31, 2017.

10.7 — In relation to each item not evidenced in the financial statements indicated in item 10.6, the officers must comment:

a.              How such items change or may change the revenues, expenses, operating income, financial expenses or other items of the financial statements of the company;

b.              nature and purpose of the operation;

c.               nature and amount of the obligations and rights created in favor of the issuer as a result of the operation.

1.            Operating lease agreements

The operating lease agreements are divided as follows:

(i)            Minimum mandatory payments

•                                         Land leasing - the Company leases areas for the purposes of planting wood based on operating leases from third parties as a source of raw materials for products. Leases are generally made for a period of up to 21 years. Lease payments, equivalent to the market value of timber are made as provided for in the agreement. These agreements can be renewed at market value.

The costs of these leases are firstly classified as costs of forest formation, under biological assets, and when timber is cut between the 6th and 7th years, these are depleted with other costs incurred in the asset formation.

•                                         Maritime transportation (domestic) - the Company has a 20-year term maritime transport services agreement, expiring in 2023, for the purpose of guaranteeing the operation of maritime cabotage, through the use of tugs and sea barges to transport raw material (timber) from Caravelas Terminal (BA) to Portocel (ES).

•                                         Maritime transportation (exports) - the Company has entered into an agreement with STX Pan Ocean Co. Ltd. for the purpose of guaranteeing the provision of maritime freights for a period of 25 years, expiring in 2039, regarding the transportation of pulp from Brazil to various countries in Europe, North America and Asia.

The costs of maritime transportation agreements (domestic and exports) are recognized in profit or loss for the period in which these are incurred, impacting the costs of goods sold, such as variable cost of production or freight, depending on its nature.

On December 31, 2017, the future operating lease minimum payments, which may impact the Company’s income in the next years, were the following:

	In thousands of Reais
Years	Land lease	Maritime transportation (domestic)	Maritime transportation (exports)

2018	178,004	78,827	106,090
2019 to 2020	343,792	157,654	212,180
2021 to 2023	427,108	236,481	318,270
2024 onwards	894,833		1.753,329

	1,843,737	472,962	2,389,869

(ii)          Contingent payments

•                                         Forest partnership agreements — On December 30, 2013, the Company entered into 24-year forest partnership and standing timber supply agreements, with contingent payments through the repurchase of standing timber volume that the counterparty is entitled to due to the forest partnership, for a price in US dollars contractually defined and adjusted according to the US-CPI.

•                                         Since there is no mandatory volume of timber repurchase under the forest partnership agreement ensuring to the counterparty minimum payments to be made by the Company, there are no minimum future payments to be disclosed, so that it is not possible to demonstrate the amounts that may impact the Company’s income in the next years.

The amounts paid in these forest partnership agreements are firstly recognized as costs of forest formation under biological assets, and depleted when timber is cut, between the 6th and 7th years.

2.            Take-or-pay contracts

The Company has entered into long term Take or Pay agreements with pulp, transportation, diesel fuel, chemical product and natural gas suppliers/service providers for an average period of 6 years. The agreements provide for termination and suspension clauses of supply for reasons of breach of fundamental obligations.

Overall, the Company buys the minimum amounts contractually agreed upon and, for this reason, there are no liabilities recorded on December 31, 2017. The contractual obligations on December 31, 2017, account for R$ 1,326,090 thousand per annum (R$1,387,613 thousand on December 31, 2016).

The table below shows the amounts which may affect the Company’s results over the next fiscal years:

	Estimated disbursements per period
	Until 1 year	Between 2 and 3 years	Between 4 and 5 years	More than 5 years	Total
	(thousands of Reais)
Take or pay contracts	1,993,590	2,977,110	1,919,842	722,325	7,612,867

For additional information on operating lease agreements or take-or-pay contracts, please see Notes No. 21(b) and 28, respectively, to the Financial Statements for the year ended December 31, 2017.

10.8 - The officers must indicate and comment on the principal components of the issuer’s business plan, specifically exploring the following topics:

(i)            Investments, including:

i.                                        quantitative and qualitative description of the investments in progress and planned investments

ii.                                    sources of investment financing

iii.                                relevant divestitures in progress and planned divestitures

(ii)        if already disclosed, indicate the acquisition of plant, equipment, patent or other assets which are expected to materially influence the Company’s production capacity.

(iii)    new products and services, indicating:

i.                                        description of research in progress already disclosed

ii.                                    total amounts spent by issuer in research to develop new products or services

iii.                                projects under development already disclosed

iv.                                 total amounts spent by issuer in the development of new products or services

a.i.          Quantitative and qualitative description of the investments in progress and planned investments

Capex in 2017 amounted to R$ 4,670 million, lower by 26% against 2016, mainly due to the decrease in industrial and forest investments in the Horizonte 2 Project, due to its completion.

In 2017, the Company’s capital investments were allocated as follows:

Investments (R$ million)

Industrial Expansion	2,300
Forest Expansion	238
Subtotal Expansion	2,538
Safety / Environment	48
Forestry Renewal	1,529
Maintenance / IT / R&D / modernization	478
Subtotal Maintenance	2,055
Purchase of Land	18
Logistical Projects	54
Others	5
Total Capex	4,670

For 2018, the Company’s Management has budgeted capital investments amounting to R$ 3,687 million, as indicated below:

Investments (R$ million)

Safety / Environment	87
Forest Renewal	2,126
Maintenance / IT / R&D / modernization	678
Subtotal Maintenance	2,891
Horizonte 2 (expansion)	444
Pulp logistics	346
Others	6
Total Capex	3,687

The investment is aimed at the long-term future of the Company, focusing on maintaining the forests and industrial units, and at the expansion of our subsidiaries and joint ventures.

The budget reflects less investment in CAPEX than in 2017, chiefly due to the conclusion of the Horizonte 2 Project. The Capital Investment amount is subject to variables which depend on the Company, such as the unit maintenance schedule, project approval flows and timetables for expansion projects, and to other variables outside our control, such as market conditions (inflation, exchange rates, market fundamentals, access to loans and other macroeconomic variables) and negotiations with partners (deadlines, costs of inputs and raw materials, etc.).

a.ii.         Sources of investment financing

The investments for 2017 were made out of earnings withheld by the Company from the Reserve for Investments, with its own funds and with funds raised from financial institutions.

The investments planned for 2018 will be primarily made with earnings withheld from the Reserve for Investments, and the difference, with the Company’s own funds and funds from third parties, financing provided by Brazilian Development Bank - BNDES, or other sources of funding according to the market scenario and convenience to the Company. For long term investments, the Company primarily uses funding sources, such as BNDES, export prepayment and international issues.

a. iii.      Relevant divestitures in progress and planned divestitures

As of this date, the sole material divestiture in progress is the disposal of Losango Project assets, as described below.

Losango Project

On June 30, 2011, the Company announced its intention to dispose of Losango Project assets, which comprise approximately 100 thousand hectares of own land and approximately 39 thousand hectares of eucalyptus plantations in own land and land leased from third parties in the State of Rio Grande do Sul.

The purchase and sale agreement regarding the Project’s assets was signed on September 10, 2012 for the maximum price of R$615 million. On December 28, 2012, the Company and CMPC Celulose Riograndense S.A. (“CMPC”) entered into a purchase and sale agreement for all the Losango Project assets.

On March 31, 2017, the purchase and sale commitment was amended to transfer to CMPC 100% of the shares of Losango-FBR Florestal Ltda. (“Losango-FBR”) (owner of the biological assets) and 49% of the shares of Losango-RS Administração e Participações Ltda. (“Losango-RS”) (owner of the rural properties - land), upon transfer of the titles deeds to the properties (rural properties) and approval of the transaction by the National Defense Council (CDN).

As a result, on March 31, 2017, the Company received payment of R$201,999 thousand of which (i) R$50,000 thousand was paid in cash and (ii) R$151,999 thousand was deposited in an escrow account to the order of Fibria, to be released after the approvals mentioned below have been obtained and other conditions precedent for the conclusion of the Losango Project fulfilled. The sum deposited in the escrow account, adjusted up to December 31, 2017, is R$162,254 thousand.

The remaining portion of 51% of the capital of Losango-RS will be transferred to CMPC after approval by the National Colonization and Agrarian Reform Institute (INCRA) and other agencies, without the Company receiving any further payment.

The 51% interest in the capital of Losango-RS is not considered to be a business from the bookkeeping aspect, since it does not meet the definition given in the current accounting standards. We have therefore not recognized any value for it in our accounts.

As a result of the transfer of these assets to CMPC, the Company has recognized the accounting effects of the sale, generating a capital gain under the heading “Other operating revenues (expenses), net” in the statement of income, as shown below:

		R$ thousand
	Revenue from the sale of investments (*)	678.999
(-)	Cost of investments written off, classified as assets held for sale	(598.257)
(-)	Selling costs (obtaining licenses, registering the properties etc.)	(19.094)
(=)	Capital gain before income and social contribution taxes	61.648
(-)	Income and social contribution taxes — 34%	(20.960)
(=)	Capital gain net of income and social contribution taxes	40.688

(*) The amount was received as follows: advances of R$470,000 thousand and R$7,000 thousand in December 2012 and November 2014, respectively, and transfer of R$201,999 thousand in March 2017, as mentioned above.

There are no other material divestitures planned for the year 2018.

b.            If already published, indicate the acquisition of plant, equipment, patents or other assets that may materially affect the company’s production capacity

Not applicable, as the Company had not purchased plants, equipment, patents or other assets that can materially affect its productive capacity.

c.             New products and services, including:

c.i.          Description of research projects in progress that have been disclosed

By means of continued investments, Fibria’s Technology Center develops research and technological innovation aimed at increasing the productivity, improving the quality of its forests, and developing new products on a sustainable basis. These efforts contribute to the generation of a competitive advantage in the pulp market, and enable the diversification of the Company’s business, being carried out inside our laboratories and in experimental areas, as well as in partnership with external institutions worldwide. Given the importance of innovation in its strategy, Fibria has invested approximately 0.7% of net revenues per year in this area, including operating and capital expenses.

Fibria’s Classic Genetic Improvement Program, the primary purpose of which is to enable the achievement of long-term IMACel goals (tons of air-dried pulp/hectare/year) established by the organization, continued to achieve good results. The average potential of new clones/clonal compositions recommended from 2017 to 2018 was 11.8 tsa/ha/year, with the advantage of lower vulnerability to risks of biotic and abiotic stresses arising from climate changes.

The biotechnology program also recorded significant results in 2017, with a special emphasis on the increase in our efficient generation of new transgenic events. Additionally, we proceeded with the research studies intended for assessing the potential of other biotechnological tools, such as the genome editing and polyploidy. The discussion of aspects involving biosafety and regulatory issues for the genetically-modified eucalyptus (EucaGM) continued to be an important theme over the year 2017, with actions directed toward both the domestic and foreign markets.

During 2017, the forest management research area analyzed soil and plant samples in thousands of hectares, and generated fertilization recommendations for all units through the “Integrated System for Recommendation of Fertilization (SIRA)”, developed by Fibria, with significant benefits in logistics, costs and occupational safety. Additionally, new knowledge was generated about the nutritional needs of eucalyptus planting.

Regarding the control of pests and diseases, Fibria implemented actions to increase the use of biological control of pests and reduce the use of pesticides. In 2017, the

Forestry Protection and Natural Resources Laboratory produced and released over 10 million natural enemies, contributing significantly to the integrated pest handling strategy. These efforts also contributed to the maintenance of the FSC certification in all Fibria’s units.

In the ecophysiology area, Fibria is increasingly improving its understanding about the effects of climate change on its plantations. Its studies are based on the open laboratories implemented in the past years (Micro-basins Project, Flow Towers Network, and Weather Stations Network), and resulted in the creation, in 2017, of a system of indices to guide decision making in forestry processes, based on climate estimates. Accordingly, processes such as soil preparation, fertilization and use of pesticides can be planned so as to avoid loss and guarantee the quality of plantations. These laboratories also enable monitoring the forest ecosystem through measurement of exchanges (of CO2, water and energy) between the forests and the atmosphere, as well as developing growth and forestry productivity prediction models for different climate scenarios, and handling practices with focus on ecosystemic services.

The Company significantly improved the management of intellectual property, competitive intelligence and technological prospection during 2016 and 2017. Four patent applications were filed, and five patents were granted in 2017, in addition to one eucalyptus farm. In total, Fibria currently has 160 patents granted, 149 patents filed, and 25 protected farms, which reflects the success of its innovation process.

Regarding the development of new products and processes, Fibria is continuously investing in the search for technologies that may be able to add value to its current business. Accordingly, throughout 2017, research projects in several fronts were focused on the use of our biomass as raw material for new products, as well as on the use of existing sources, such as lignin, in production processes. Regarding projects focused on the alternative use of biomass, in 2017 we made advances in engineering concepts relating to RTP bio-oil processing. There were also significant improvements in the development of applications for lignin, and studies for the future implementation of a production unit were started.

Additionally, in 2017, Fibria completed the installation of its pilot plant for production of microfibrillated pulp and tissue paper, opening opportunities for developments of new products based on microfibrillated pulp, and new pulp products for consolidated markets, such as the tissue paper market.

Fibria is constantly monitoring the technological developments that are in synergy with its current business. In 2017, it purchased a stake in Spinnova, whose technology is intended for processing wood fibers for production of textile products.

c.ii.         Total amounts spent by the company in research to develop new products or services

In 2017, total expenditures made by the Company in development research, which comprises from plant improvement and forest management advances to the development of new products came to R$ 64 million.

c.iii.        Projects in development already released

There are no projects in development other than those already disclosed in section 10.8.a (i) above.

c.iv.        Total amounts spent by the company in the development of new products and services

In 2017 expenditures by the Company in research and development, which comprises from plant improvement and forest management advances to the development of new products came to R$ 64 million.

10.9 - Comment on other factors materially influencing the operating performance and neither identified nor commented in other items of this section

There are no other factors that have materially influenced the Company’s operating performance other than those identified in this section, including material information about advertisement, sponsorship, partnership and agreement expenses.

EXHIBIT IV — THE COMPANY’S PROPOSED CAPITAL EXPENDITURE BUDGET

To the Shareholders of

FIBRIA CELULOSE S.A.

Proposed Capital Expenditure Budget (EXHIBIT IV)

As provided for in Article 196 of Law 6.404/76, with the wording given by Law No. 10.303 of October 31, 2001, the management of Fibria Celulose S.A. (“Fibria” or “Company”) hereby submits its proposed Capital Expenditure Budget.

The proposal to allocate net income for the fiscal year 2017 mentioned in Fibria’s Financial Statements, aiming at complying with its investment plan, foresees that after the adjustments set forth in Articles 193 and 202 of Law No. 6.404/76, earnings will be retained in the amount of R$773,251,153.76, allocated to the Profit Reserve for Investments, which will be added to this reserve’s current balance, amounting to R$ 2,783,319,849.66 .

The investment plan for 2018, duly approved by the Board of Directors meeting held on December 20, 2017, totals the amount of R$3,687 million, distributed as follows:

R$ Million
Maintenance	481
Modernization	174
Information Technology	23
Forest — Renewal	2,126
Safety/Environment	87
Pulp Logistics	346
Expansion - Horizonte 2	444
Other	6

Total Capital Expenditure Budget	3,687

These investments will be made primarily with earnings retained in the Profit Reserve for Investments amounting to R$2,783 million. The difference, in the amount of R$904 million, for total investments proposed by Management will be made with own funds (generated from operations during the year) and asset management.

Summary Table of Sources and Uses of Funds

Sources of funds	R$ million

Earnings retained for investments
Balance of profit reserve for investments	2,010
Earnings retained in 2017	773

Own funds (generated from operations during the year) / Third parties	904

TOTAL	3,687

Uses

Total investments (in accordance with the “Investment Plan” table)	3,687

This being the intended proposal, the Company’s Management is at the disposal of the shareholders to make any clarifications required.

São Paulo, January 29, 2018

THE MANAGEMENT

EXHIBIT V - INFORMATION ON THE ALLOCATION OF INCOME REQUIRED UNDER CVM INSTRUCTION No. 481/2009

THE PROPOSED ALLOCATION OF INCOME FOR THE YEAR 2017, WHICH IS INCLUDED IN FIBRIA’S FINANCIAL STATEMENTS AND AIMS AT FULFILLING ITS INVESTMENT PLAN, ESTABLISHES THAT, AFTER THE ADJUSTMENTS PROVIDED FOR IN ARTICLES 193 AND 202 OF LAW 6.404/76, THE PROFIT IN THE AMOUNT OF R$773,251,153.76 WILL BE RETAINED AND ALLOCATED TO THE PROFIT RESERVE FOR INVESTMENTS, BEING ADDED TO THE CURRENT BALANCE OF SAID RESERVE TO TOTAL THE AMOUNT OF R$2,783,319,849.66.

EXHIBIT 9-1-II ALLOCATION OF NET INCOME

1.                                                    Inform the net income for the year.

2017 (R$)
1,085,264,777.21

2.                                                    Inform the overall amount and amount per share of dividends, including prepaid dividends and interest on shareholders’ equity already declared.

The Company did not declare or pay dividends in advance, or interest on shareholders’ equity in the year 2017.

3.                                                    Inform the percentage of net income for the year distributed.

2017 (%)
25%

This percentage refers to adjusted net income for 2017, after allocation to the legal reserve.

4.                                                    Inform the overall amount and amount per share of dividends distributed based on profits from previous years.

On May 17, 2017, the Company paid as dividends, the amount of three hundred, ninety-three million, twenty-six thousand, three hundred seventy-four Reais and twenty-seven cents (R$ 393,026,374.27 ), equivalent to R$ 0.710328974 per common share issued by the Company on that date, corresponding to 25.00% of adjusted net income for the fiscal year ended December 31, 2016, as minimum mandatory dividend, in accordance with the Brazilian Corporate Law and article 31, sub-section II of the Company’s by-laws, as approved by the Annual Shareholders’ General Meeting held on April 28, 2017.

On May 9, 2016, the Company paid as dividends the amount of three hundred million Reais (R$300,000,000.00), equivalent to R$0.541916712 per common share issued by the Company on that date, corresponding to 92.29% of adjusted net income for the fiscal year ended December 31, 2015, and (a) the amount of eighty-one million, two hundred and sixty-eight thousand, nine hundred and ninety-six Reais and twenty cents (R$81,268,996.20), corresponding to R$1.146803424 per common share issued by the

Company on that date, was distributed as minimum mandatory dividend, under the terms of Brazilian Corporate Law and article 31, sub-section II of the Company’s by-laws; and (b) the amount of two hundred and eighteen million, seven hundred and thirty-one thousand, three Reais and eighty cents (R$218,731,003.80), corresponding to R$0.395113288 per common share issued by the Company on that date, was distributed as additional dividends, as approved at the Company’s Annual Shareholders’ General and Special Meeting held on April 27, 2016.

On May 14, 2015, the Company paid as dividends the amount of R$147,804,421.33, corresponding to R$0.266991699 per common share issued by the Company on that date, corresponding to 100% of adjusted net income for the fiscal year ended December 31, 2014, and (a) the amount of R$36,951,105.33, corresponding to R$0.066747925 per common share issued by the Company on that date, was distributed as minimum mandatory dividend; and (b) the amount of R$110,853,316.00, corresponding to R$0.200243775 per common share issued by the Company on that date, was distributed as additional dividends, as approved at the Company’s Annual Shareholders’ General and Special Meeting of the Company held on April 28, 2015.

On December 9, 2015, the Company extraordinarily paid interim dividends in the amount of R$2,000,000,000.00, corresponding to R$3.612778081 per common share issued by the Company on that date, which were paid against the Company’s Reserve for Investments account as approved at the Company’s Special Shareholders’ Meeting held on November 30, 2015.

No dividends were distributed for the year ended December 31, 2013, since the Company recorded losses in said year.

5.                                                    Inform, after deducting prepaid dividends and interest on shareholders’ equity already declared:

a.                                                                                                    The gross amount of dividend and interest on shareholders’ equity, separately, by share of each type and class.

	2017 (R$ thousands)	Per Common Share
Dividend	257,750	0.465925316
Interest on shareholders’ equity (gross)	—	—
Interest on shareholders’ equity (net)	—	—

The capital of Fibria Celulose S.A. on December 31, 2017, was composed only of 553,934,646 common shares; there are no preferred shares. The Company holds 733,574 common shares in treasury, which were deducted from the calculation of the dividend per share.

The Company did not declare or pay dividends in advance, or interest on shareholders’ equity in the year 2017.

b.                                                                                                    The form and term of payment of dividends and interest on shareholders’ equity.

The form and term of payment of dividends will be approved at the Annual Shareholders’ General Meeting scheduled for April 27, 2018.

c.                                                                                                     Possible application of restatement and interest on dividends and interest on shareholders’ equity.

There is no application of restatement or interest on proposed dividends, and we did not pay interest on shareholders’ equity for the year ended December 31, 2017.

d.                                                                                                    Date of declaration of payment of dividends and interest on shareholders’ equity considered for identification of shareholders entitled to receive it.

The payment of dividends based on the net income for the 2017 fiscal year shall be resolved at the Annual Shareholders’ General Meeting scheduled for April 27, 2018.

The dividends, if approved, will be paid according to the shareholding positions verified at the close of B3 S.A. — Bolsa, Brasil, Balcão’s trading session of May 03, 2018, (base date), in accordance with the trades carried out until that day, inclusive. The Company’s shares will be traded “ex-dividends” as of May 04, 2018, inclusive.

6.                                                    In the case of a declaration of dividends or interest on shareholders’ equity based on profits determined in half-yearly balance sheets or for shorter periods.

a.                                                                                                    Identify the amount of dividends or interest on shareholders’ equity already declared.

Not applicable, since the Company did not declare dividends or interest on shareholders’ equity based on profit ascertained in half-yearly balance sheets or shorter periods.

b.                                                                                                    Inform the date of payments.

Not applicable, since the Company did not declare dividends or interest on shareholders’ equity based on profit ascertained in half-yearly balance sheets or shorter periods.

7.                                                    Provide a comparative table indicating the following amounts per share of each type and class:

a.                                                                                                    Net income for the year and three (3) preceding years.

2017 (R$)	2016 (R$)	2015 (R$)	2014 (R$)
1.86	2.99	0.62	0.28

b.                                                                                                    Dividend and interest on shareholders’ equity paid in three (3) previous years.

-	2017 (R$ thousands)	2016 (R$ thousands)	2015 (R$ thousands)
Dividend	0.47	0.54	3.88
Interest on shareholders’ equity (gross)	—	—	—

8.                                                    In the case of allocation of income to legal reserve.

a.                                                                                                    Inform the amount allocated to the legal reserve.

2017 (R$ thousands)
54,263,238.86

b.                                                                                                    Detail the manner of calculation of legal reserve.

Net Income 2017 (R$ thousands)
1,085,264,777.21

(X) Percentage allocated to legal reserve - 5%
54,263,238.86

9.                                                    If the Company owns preferred shares entitled to fixed or minimum dividends.

a.                                                                                                    Describe the method for calculation of fixed or minimum dividends.

Not applicable because the Company has no preferred shares.

b.                                                                                                    Inform whether the income for the year is sufficient for full payment of fixed or minimum dividends.

Not applicable because the Company has no preferred shares.

c.                                                                                                     Identify whether any unpaid portion is cumulative.

Not applicable because the Company has no preferred shares.

d.                                                                                                    Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable because the Company has no preferred shares.

e.                                                                                                     Identify the fixed or minimum dividends to be paid per preferred share of each class.

Not applicable because the Company has no preferred shares.

10.                                             In relation to the mandatory dividend.

a.                                                                                                    Describe the method of calculation provided in the bylaws.

The Company Bylaws, in article 30, item III, provides for the allocation of 25% of net income, calculated according to article 202 of Law No. 6404/1976, to payment of the mandatory annual dividend. Whereas the Company’s capital stock is represented only by common shares, the mandatory dividend is calculated by dividing the equivalent to 25% of net income, after adjustments provided for by the law, by the number of common shares issued by the Company, after deduction of treasury shares.

b.                                                                                                    Inform whether it is being paid in full.

Minimum mandatory dividends, calculated as described in item 10(a), will be paid in full regarding the net income ascertained in the year 2017.

c.                                                                                                     Inform the amount to be withheld.

Not applicable, since mandatory dividends will not be withheld.

11.                                             In the case of withholding of the mandatory dividend due to the company’s financial situation.

a.                                                                                                    Inform the amount withheld.

Not applicable, since mandatory dividends will not be withheld.

b.                                                                                                    Describe in detail the financial situation of the company, including aspects related to liquidity analysis, working capital and positive cash flows.

Not applicable, since mandatory dividends will not be withheld.

c.                                                                                                     Justify the withholding of dividends.

Not applicable, since mandatory dividends will not be withheld.

12.                                             If there is allocation of income to the reserve for contingencies.

a.                                                                                                    Identify the amount allocated to the reserve.

Not applicable, since income will not be allocated to the reserve for contingencies.

b.                                                                                                    Identify the loss considered likely and its cause.

Not applicable, since income will not be allocated to the reserve for contingencies.

c.                                                                                                     Explain why the loss was considered likely.

Not applicable, since income will not be allocated to the reserve for contingencies.

d.                                                                                                    Justify the establishment of the reserve.

Not applicable, since income will not be allocated to the reserve for contingencies.

13.                                             In the case of allocation of income to the reserve for unrealized profits.

a.                                                                                                    Inform the amount allocated to the reserve for unrealized profits.

Not applicable, since income will not be allocated to the reserve for unrealized profits.

b.                                                                                                    Inform the nature of unrealized profits that gave rise to the reserve.

Not applicable, since income will not be allocated to the reserve for unrealized profits.

14.                                             In the case of allocation of income to the statutory reserves.

a.                                                                                                    Describe the statutory provisions that establish the reserve.

Not applicable, since income will not be allocated to the statutory reserves.

b.                                                                                                    Identify the amount allocated to the reserve.

Not applicable, since income will not be allocated to the statutory reserves.

c.                                                                                                     Describe how the amount was calculated.

Not applicable, since income will not be allocated to the statutory reserves.

15.                                             In the case of retention of earnings under the capital budget.

a.                                                                                                    Identify the amount withheld.

The proposed allocation of net income attributed to the shareholders of the Company for the year ended 2017, shown in the Financial Statements of the Company, provides that after the adjustments referred to in the articles 193 and 202 of the Brazilian Corporate Law, earnings will be retained in the amount of seven hundred and seventy-three million, two hundred and fifty-one thousand, one hundred and fifty-three Reais and seventy-six cents (R$773,251,153.76), for the Profit Reserve, intended to meet the investment plan of the Company.

b.                                                                                                    Provide a copy of the capital budget.

A copy of the capital budget is included in Exhibit IV to this Proposal.

16.                                             In the case of allocation of income to the tax incentive reserve.

a.                                                                                                    Inform the amount allocated to the reserve.

Not applicable, since income will not be allocated to the tax incentive reserve.

b.                                                                                                    Explain the nature of the allocation.

Not applicable, since income will not be allocated to the tax incentive reserve.

EXHIBIT VI — QUALIFICATIONS OF CANDIDATES for THE FISCAL COUNCIL (Items 12.5 to 12.10 of Exhibit 24 to CVM Instruction 480/2009)

12.5 In relation to each member of the issuer’s fiscal council, indicate in table format:

a.                                     name

b.                                     Date of Birth

c.                                      profession

d.                                     CPF or passport number

e.                                      position held

f.                                       date of election

g.                                     date of investiture

h.                                     term of office

i.                                        other positions held or functions exercised in the issuer

j.                                        whether elected by controlling shareholder or not

k.                                     if independent member and, if positive, the criterion adopted by the issuer to determine independence

l.                                        number of consecutive terms of office

m.                                 information about:

(i)                                   main professional experience over the last 5 years, indicating:

•                                         company name and activity sector

•                                         title

•                                         whether the company is part of (i) the issuer’s economic group, or (ii) is controlled by any of the issuer’s shareholder holding direct or indirect interest of 5% or more in any one class or type of the issuer’s securities

(ii)                               indication of all the management positions held in other companies or third sector organizations

n.                                     description of any of the following events that have occurred during the last 5 years:

(i)                                   any criminal conviction

(ii)                               any conviction in relation to a Brazilian Securities Commission administrative proceeding and the penalties applied

(iii)                           any final and unappealable court decision, at the judicial or administrative levels, that suspended or disqualified him/her from the practice of any professional or commercial activity

Name	Mauricio Aquino Halewicz	CPF	694.701.200-78
Profession	Accountant	Date of Birth	03/27/1973
Elected position held	Chairman of the Fiscal Council	Other positions or duties held in the issuer	N/A
Date of Election	04/27/2018	Elected by the Controlling Shareholder	Yes
Took Office	Until 05/27/2018	Consecutive Terms of Office	6
Term of Office	Until 2019 Annual Shareholders’ General Meeting (1 year)	Participation on the meetings held after the investiture (%)	100

Education

Bachelor’s degree in Accounting from the Federal University of Rio Grande do Sul and Economic Engineering from the Mackenzie Presbyterian University. Mr. Halewicz also holds an MBA in Corporate Finance from the Getúlio Vargas Foundation — FGV, a graduate degree in Economic Engineering from the Mackenzie Presbyterian University and specialization in administration from the University of Virginia (Darden School of Business Administration).

Professional Experience (last 5 years)

Since April 2013, Maurício Halewicz has been the Chairman of the Fiscal Council of Fibria Celulose S.A., a company operating in the pulp sector. In parallel, Mr. Maurício is an Alternate Member of the Fiscal Council of Eneva S/A (a company operating in the electricity generation sector) and, since November 2012, he has been the Chief Financial Officer of Pacific Hydro Energias do Brasil Ltda. (a company operating in the clean energy sector).

Previously, between 2009 and 2013, Mr. Maurício was an alternate member of the Board of Directors and the Audit and Risk Committee of the Company. Mr. Maurício also held the positions of Investor Relations Officer, Controllership Officer and Corporate Controller of Rede Energia S.A. — under Judicial Reorganization (publicly-held energy corporation). He joined this company in 2005.

Except for the positions described above, Mr. Maurício does not hold other management offices in other companies or organizations in the third sector.

None of the companies mentioned above (except for the Company) comprise the same economic group of the Company, nor are controlled by Company’s shareholders holding interest of 5% or more of the same class or type of the Company’s securities.

Declaration of any convictions (last 5 years)

Mr. Mauricio Aquino Halewicz has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge, even though not under final judgment; (ii) conviction in CVM administrative proceedings, even though not under final judgment or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Mauricio Aquino Halewicz declares that he is not considered a Politically Exposed Person, pursuant to applicable rules, since he neither holds, nor held, over the past five years, in Brazil or foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Geraldo Gianini	CPF	531.905.488-20
Profession	Accountant	Date of Birth	05/19/1950
Elected position held	Alternate member of the Fiscal Council	Other positions or duties held in the issuer	N/A
Date of Election	04/27/2018	Elected by the Controlling Shareholder	Yes
Took office	Until 05/27/2018	Consecutive Terms of Office	10
Term of office ends	Until 2019 Annual Shareholders’ General Meeting (1 year)	Participation on the meetings held after the investiture (%)	0

Education:

Bachelor’s degree in Accounting Sciences and a Master’s degree in Accounting Science and Finance from the Pontifical Catholic University of São Paulo — PUCSP.

Professional Experience (last 5 years)

Since December 2009, Mr. Geraldo Gianini has been an alternate member of the Fiscal Council of Fibria Celulose S.A., a company operating in the paper and pulp sector. In addition, Mr. Geraldo has also been a member of the Fiscal Council of Hospital Ana Costa S.A. (a company operating in the health sector) and Santos Administração Participações S.A. (an economic and financial consulting firm that holds interests in other companies). In parallel, Mr. Geraldo has been a partner auditor of the audit firm Audibanco Auditores Independentes since 1990. He is also a court expert at the 10th court of federal executions of São Paulo in the court expert sector, a University Professor and Department Head of the Accounting Science Course of the Pontifical Catholic University of São Paulo (PUC).

Mr. Geraldo does not hold any other management office in companies or organizations in the third sector, except for the companies mentioned above, and none of the companies (except for the Company) comprises the Company’s economic group, nor are controlled by Company’s shareholders holding direct or indirect interest of 5% or more of the same class or type of the Company’s securities.

Declaration of any convictions (last 5 years)

Mr. Geraldo Gianini has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge even though not under final judgment, (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Geraldo Gianini declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past five years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Gilsomar Maia Sebastião	CPF	174.189.288-07
Profession	Accountant	Date of Birth	12/06/1975
Elected position held	Sitting member of the Fiscal Council	Other positions or duties held in the issuer	N/A
Date of Election	04/27/2018	Elected by the Controlling Shareholder	Yes
Took office	Until 05/27/2018	Consecutive terms of office	6
Term of office ends	Until 2019 Annual Shareholders’ General Meeting (1 year)	Participation on the meetings held after the investiture (%)	83

Education

Bachelor’s degree in Accounting Science from Mackenzie Presbyterian University and Lato Sensu MBA in Capital Markets from FIPECAFI — Foundation Institute of Accounting, Actuarial and Financial Research.

Professional Experience (last 5 years):

Since April 2013, Mr. Gilsomar Maia Sebastião has been a sitting member of the Fiscal Council of Fibria, a company operating in the paper and pulp sector. In parallel, Gilsomar has been also the Chief Financial Officer of TOTVS S.A. (a publicly-held company operating in the computerized systems development), since January 2013, where he also acted as Planning Officer (between 2009 and 2012). TOTVS S.A. does not comprise the Company’s economic group, nor is controlled by Company’s shareholders holding direct or indirect interest of 5% or more of the same class or type of the Company’s securities.

Mr. Gilsomar Maia Sebastião does not hold other management positions rather than those described above.

Declaration of any convictions (last 5 years)

Mr. Gilsomar Maia Sebastião has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge even though not under final judgment, (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Gilsomar Maia Sebastião declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past five years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Antônio Felizardo Leocadio	CPF	129.803.248-25
Profession	Accountant	Date of Birth	11/18/1972
Elected position held	Alternate member of the Fiscal Council	Other positions or duties held in the issuer	N/A
Date of Election	27/04/2018	Elected by the Controlling Shareholder	Yes
Took office	Until 05/27/2018	Consecutive terms of office	5
Term of office ends	Until 2019 Annual Shareholders’ General Meeting (1 year)	Participation on the meetings held after the investiture (%)	17

Education

PUC — Pontifical Catholic University of São Paulo — Master of Accounting and Finance; USP — University of São Paulo — MBA in Capital Markets; Mackenzie University — Accounting Science.

 Professional Experience (last 5 years)

Since April 2014, Mr. Antônio Felizardo Leocadio has been an alternate member of the Fiscal Council of the Company, which operates in the paper and pulp industry. In parallel, Mr. Antônio Felizardo Leocadio has also been the Chief Financial Officer at Gucci Brasil Importação e Exportação Ltda. (a company that operates in the sales of luxury products) since 2012. Before joining the Company, he was Chief Controllership Officer at Walmart Brasil Ltda. (a company that operates in the retail segment) from 2008 to 2012, being responsible for the accounting, controlling and SOX areas.

Except for the Company itself, none of the companies described above is a member of the Company’s economic group, nor is controlled by a shareholder of the Company holding, directly or indirectly, an interest equal to or higher than 5% in the same class or type of security issued by the Company.

Mr. Antônio Felizardo Leocadio holds no other management position in any other company or organization in the third sector other than those described above.

Declaration of any convictions (last five years)

Mr. Antônio Felizardo Leocadio has not been subject to any of the following in the last 5 years: (i) conviction on a criminal charge pending final judgment, (ii) conviction in administrative proceedings before CVM pending final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Antônio Felizardo Leocadio declares that he is not considered a Politically Exposed Person under the applicable regulation, since he neither holds nor held in the past 5 years, in Brazil or in foreign countries, territories and dependences, relevant government positions, jobs or functions, as well as his representatives, family members and other close persons.

Name	Domenica Eisenstein Noronha	CPF	090.448.297-93
Profession	Administrator	Date of Birth	01/13/1977
Elected position held	Member of the Fiscal Council	Other positions or duties held in the issuer	N/A
Date of Election	04/27/2018	Elected by the Controlling Shareholder	No
Took office	Until 05/27//2018	Consecutive terms of office	1
Term of office ends	Until 2019 Annual Shareholders’ General Meeting (1 year)	Participation on the meetings held after the investiture (%)	83

Education

Bachelor’s degree in Administration from Georgetown University, in Washington DC, magma cum laude, with emphases on Finance, International Business and Economics. Certificates: CFA, CGA, CPA-20 and Series 7.

Professional Experience (last 5 years)

Mrs. Domenica has a 19-year experience in the financial area. She worked for 11 years at Morgan Stanley Bank, firstly in New York, on M&A transactions for Latin American companies and, afterward, in São Paulo, as an Executive Director in charge of carrying out transactions in the capital market (stock and debt). Capital market projects were executed for several companies: Petrobras, BM&F, Kroton, Embraer, Fleury, CSN, Ultrapar, Grupo FEMSA, Gol, Banco BMG, Multiplan, Telefônica, Copa Airlines. Since 2010, she is a member of management company Tempo Capital Gestão de Recursos Ltda. Tempo Capital is an independent management company, founded in 1995 and focused on Brazilian stock with a fundamentally long-term bias (www.tempocapital.com.br). Currently, the management company manages stock funds with an equity of approximately R$1.7 Bn for individual entity stockholders, private banking clients and foreign investors. Her responsibilities include the economic and financial analyses of investments, investor relations, compliance oversight and review of regulatory aspects. Mrs. Domenica holds or held the offices below at corporations: Member of the Fiscal Council of Fibria Celulose S.A. (since February 2017, with a term of office in force until April 2018); Member of the Fiscal Council of Usinas Siderúrgica de Minas Gerais S.A. - Usiminas (April 2015 to April 2016 and April 2017 to April 2018); Member of the Fiscal Council of Embratel Participações S.A. (April 2012 to August 2014).

Declaration of Any Convictions (last 5 years)

Mrs. Domenica Eisenstein Noronha has not been subject to any of the following in the last 5 years (i) conviction on a criminal charge even though not under final judgment; (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring her suspension or disqualification from exercising any professional or commercial activity.

Mrs. Domenica Eisenstein Noronha declares that she is not considered a Politically Exposed Person, according to the applicable regulation, since she neither holds, nor held, over the past 5 years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as her representatives, relatives and other close persons.

Name	Maurício Rocha Alves de Carvalho	CPF
Profession	Engineer	Date of Birth	09/12/1961
Elected position held	Alternate Member of the Fiscal Council	Other positions or duties held in the issuer	N/A
Date of Election	04/27/2018	Elected by the Controlling Shareholder	No
Took office	Until 05/27//2018	Consecutive terms of office	1
Term of office ends	Until 2019 Annual Shareholders’ General Meeting (1 year)	Participation on the meetings held after the investiture (%)	17

Education

Bachelor’s degree in Mechanical Engineering from the Pontifical Catholic University of Rio de Janeiro in 1983, MBA from Wharton School - University of Pennsylvania, in 1988. Certificates: CFA 2005, CNPI 2006 and IBGC in 2009.

Professional Experience (last 5 years)

Mr. Maurício has more than 25 years of experience in the financial area, developing business and investment strategies to add value and create sustainability. Manager of investments and interests in businesses. M&A strategy consultant (business assessment, assessment of partnership alternatives and financing structuring) with an in-depth experience in the capital market. Member of the board of directors and the fiscal council of publicly-held and privately-held companies, in addition to not-for-profit institutions. Focus on the business strategy, financial management and performance indicator areas. Mr. Maurício holds or held the offices below: Member of the Board of Directors from 2009 to 2014 and Chairman of the Finance Committee from 2011 to 2014 of Intersmart Distribuidora de Equipamentos de T.I; Member of the Fiscal Council of Grendene S.A. from 2012 to 2015; Member of the Fiscal Council of SLC Agrícola from 2013 to 2016; Member of the Fiscal Council of Mills S.A. from 2011 to 2014; Member of the Fiscal Council of Sonae Sierra Brasil from 2012 to 2013: Member of the Fiscal Council of Tupy from 2010 to 2012.

Declaration of Any Convictions (last 5 years)

Mr. Maurício Rocha Alves de Carvalho has not been subject to any of the following in the last 5 years (i) conviction on a criminal charge even though not under final judgment; (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Maurício Rocha Alves de Carvalho declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past 5 years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Marcos Tadeu De Siqueira	CPF	945.554.198/04
Profession	Administrator	Date of Birth	09/27/1955
Elected position held	N/A	Other positions or duties held in the issuer	N/A
Date of Election	04/27/2018	Elected by the Controlling Shareholder	No
Took office	Until 05/27/2018	Consecutive terms of office	0
Term of office ends	Until 2019 Annual Shareholders’ General Meeting (1 year)	Participation on the meetings held after the investiture (%)	N/A

Education

Bachelor’s degree in Business Administration from Instituto Champagnat de Estudos Superiores (Champagnat Institute for Higher Education Studies), incomplete degree in Agribusiness Management from the University of Brasília (withdrawn). MBA in Top Executives — General Qualification from the Federal University of Rio de Janeiro — COPPEAD, and International Businesses from USP/FIPECAFI. Specialist’s degree in Corporate Governance from USP/FIPECAFI. Completed the Essential English for Business course from the University of Toronto.

Professional Experience (last 5 years)

Member of the Fiscal Council of ALL — América Latina Logística S.A. Member of the Board of Directors of Forjas Taurus S.A. from 05/01/2013 to 07/31/2014. Alternate Member of the Fiscal Council of Vale S.A. from 04/01/2015 to 04/30/2016. Member of the Fiscal Council of Magazine Luiza S.A. from 04/01//2015 to 04/30/2016.

Since 02/01/2010, he has been a member of Boards of the Brazilian Corporate Governance Institute — IBGC. Since 03/01/2010, he has been the Executive Manager at the Strategy Management Office of CNI/SEIS/SENA/IEL. Since 05/01/2010 he has been a member of the Steering Committee for the Cost and Proration Project of CNI. Since 05/01/2010, he has been a member of the Special Committee for Bidding Process — Corporate Governance of CNI. Since 09/01/2010, he has been the Manager of the Corporate Governance Project Committee of CNI. Since 07/01/2011, he has been a member of the Special Bidding Process Commission — Advertising Agency of CNI. Since 07/01/2011, he has been a member of the Third Sector Commission of the Brazilian Corporate Governance Institute — IBGC. Since 09/01/2011, he has been the Chairman of the Special Bidding Process Commission of CNI. Since 10/01/2011, he has been the Director of the Pro Bono Department of Brasília Country Club. Since 11/01/2011, he has been a member of the SESI Special Commission for Educational Service Bidding Process of CNI. Since 04/01/2013, he has been the Chief Operations Officer of CNI/SESI — Employer Union System. Since 05/01/2013, he has been the Chief Operations Officer of the National Department of SESI — Social Industry Service. Since 04/01/2015, he has been an alternate member of the Fiscal Council of BRF S.A. Since 09/01/2017, he has been a member of the Audit Committee — COAUD of Banco do Brasil S.A.

Declaration of Any Convictions (last 5 years)

Mr. Marcos Tadeu De Siqueira has not been subject to any of the following in the last 5 years (i) conviction on a criminal charge even though not under final judgment; (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Marcos Tadeu De Siqueira declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past 5 years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

Name	Geraldo Affonso Ferreira Filho	CPF	064.409.028/65
Profession	Economist	Date of Birth	02/22/1962
Elected position held	N/A	Other positions or duties held in the issuer	N/A
Date of Election	04/27/2018	Elected by the Controlling Shareholder	No
Took office	Until 05/27/2018	Consecutive terms of office	0
Term of office ends	Until 2019 Annual Shareholders’ General Meeting (1 year)	Participation on the meetings held after the investiture (%)	N/A

Education

Bachelor’s degree in Economic Science from the Pontifical Catholic University of Campinas (PUC — Campinas). MBA in Business Management from Fundação Instituto de Administração (Management Institute Foundation). Specialist’s degree in Board of Directors from Instituto Brasileiro de Governança Corporativa (Brazilian Corporate Governance Institute), attending the Effective Board Leadership course from International Finance Corporation, started on 10/01/2017 and the Corporate Governance Development course from Instituto Brasileiro de Governança Corporativa, started on 08/01/2017.

Professional Experience (last 5 years)

General Director of APP Asia Pulp and Paper from 01/01/2007 to 08/31/2013. Sales Head - Brazil of Coolibree Tradding GmbH from 09/01/2013 to 08/31/2015. Chief Commercial Officer of Iguaçu Celulose e Papel S.A. from 09/01/2015 to 08/31/2017

Declaration of Any Convictions (last 5 years)

Mr. Geraldo Affonso Ferreira Filho has not been subject to any of the following in the last 5 years (i) conviction on a criminal charge even though not under final judgment; (ii) conviction in CVM administrative proceedings even though not under final judgment, or (iii) a final judgment in the judicial or administrative sphere declaring his suspension or disqualification from exercising any professional or commercial activity.

Mr. Geraldo Affonso Ferreira Filho declares that he is not considered a Politically Exposed Person, according to the applicable regulation, since he neither holds, nor held, over the past 5 years, in Brazil or in other foreign countries, territories and dependencies, relevant government positions, jobs or duties, as well as his representatives, relatives and other close persons.

12.6                       In relation to each of the persons who acted as members of the fiscal council in the previous fiscal year, provide tabulated data showing percentage attendance at meetings held by the respective body in the same period, as of their taking office:

Members of the Fiscal Council	Total meetings held by the respective body since investiture	Attendance at meetings held since investiture (%)
Maurício Aquino Halewicz	6	100%
Geraldo Gianini	6	0%
Gilsomar Maia Sebastião	6	83%
Antonio Felizardo Leocardio	6	17%
Domenica Eisenstein Noronha	6	83%
Maurício Rocha Alves de Carvalho	6	17%

Remarks: This information refers to the term of office of the Fiscal Council organized in April 2017 and comprises the meetings held from investiture to December 31, 2017.

12.7 - Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, finance and compensation committees, even if such committees or structures are not statutory:

Not applicable since the members of the Fiscal Council do not take part in the Company’s committees.

12.8 - In relation to each of the persons who acted as members of statutory bodies, or of the audit, finance or compensation committees, even if said committees are not statutory, provide tabulated data showing percentage attendance at meetings held by the respective body in the same period, as of their taking office:

Not applicable since the members of the Fiscal Council do not take part in the Company’s committees.

12.9 - Inform the existence of marital, civil partnership or kinship relation to the second degree between:

a.                                     members of issuer’s Fiscal Council

b.                                     (i) members of issuer’s Fiscal Council and (ii) members of senior management of issuer’s directly or indirectly controlled subsidiaries

c.                                      (i) members of issuer’s Fiscal Council and those of its directly or indirectly and controlled subsidiaries and (ii) issuer’s direct and indirect controlling shareholders

d.                                     (i) members of issuer’s Fiscal Council and (ii) members of senior management of issuer’s directly or indirectly controlling companies

There are no marital, civil partnership or kinship relations between (a) members of the Company’s Fiscal Council; (b) members of the Company’s Fiscal Council and those of its directly or indirectly controlled subsidiaries; (c) members of the Company’s Fiscal Council or its directly or indirectly controlled subsidiaries, or its direct or indirect controlling shareholders; (d) members of the Company’s Fiscal Council or its directly or indirectly controlling companies.

12.10 - Report any relations of subordination, services provided or control in the last three (3) fiscal years between members of issuer’s Fiscal Council and: (a) company directly or indirectly controlled by issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital; (b) issuer’s direct or indirect controlling shareholder; and (c) if material, a supplier, client, debtor or creditor of issuer its subsidiary or controlling companies or subsidiaries of any of these persons.

The candidates for the Fiscal Council represent, individually and for all purposes of law, that there are no subordination, service provision or control relationships held over the last three (3) fiscal years between them and (i) a company directly or indirectly controlled by the Company, except in relation to those in which the Company directly or indirectly holds the totality of the capital stock; (ii) direct or indirect controlling shareholders of the Company; or (iii) relevant vendors, clients, debtors or creditors of the Company, its subsidiaries or parent companies or parent companies of these entities.

EXHIBIT VII - MANAGEMENT’S COMPENSATION (Item 13 of CVM Instruction 480/2009)

13.                                                       Management’s compensation

13.1 - Describe the policy or practice of compensation of the board, statutory and non-statutory board, supervisory board, statutory committees and audit, risk, financial and compensation committees, covering the following aspects:

a.              objectives of the policy or compensation practice, informing whether the compensation policy has been formally approved, body in charge of this approval, date of approval and, if the issuer discloses the policy, websites where the document can be found

The Company does not have a compensation policy formally approved, but the objectives and assumptions of our compensation practices are as follows:

(a)                                To attract, retain and motivate directors, providing the necessary conditions for the development and implementation of business strategies of the Company;

(b)                                To align the interests of managers, shareholders and the Company to create value to the Company, sustainably;

(c)                                 To motivate and reward individual performance of directors, with a view to achieving financial and strategic targets of the Company;

(d)                                To encourage the growth, success and achievement of the Company’s corporate purposes and, consequently, add value in the long term to the Company and its shareholders;

(e)                                 To reflect the culture and values of the Company: ethics, strength, respect, entrepreneurship and union;

(f)                                  To provide to its managers pay levels competitive with those of selected markets;

(g)                                 To provide an appropriate balance between fixed and variable pay, short and long term, according to the culture of the Company; and

(h)                                To allow communication between directors, the Company and its employees as to the understanding and implementation of the compensation policy.

The basis of the Company’s compensation - fixed and variable - are maintained according to selected market research conducted by independent external companies.

b.              composition of compensation, stating:

(i)                                   description of the compensation elements and objectives of each

Board of Directors

The compensation of the Board of Directors of the Company is composed of only 12 monthly payments (fixed compensation). The objective of monthly fixed compensation is to provide direct compensation to the members of the Board of Directors of the Company for the services provided; recognize and reflect the value of the position internally and externally, in line with market practices; and reflect the individual performance, time requirements, responsibilities, expertise, education and executive knowledge.

If the member of the Board of Directors also participates in advisory committees, he shall be entitled to an additional fixed amount monthly paid. This additional amount in contemplated in the fixed compensation of the Board of Directors, provided for in item 13.2 below, under section “compensation for participation in committees”.

In line with market practices, and due to the functions and duties relating to the position, the Chairman of the Board of Directors is eligible to medical care paid by the Company. The beneficiary’s only contribution is the co-participation for low-risk use. The other members of the Board of Directors are not entitled to the medical care benefit, or any other benefit. Also, for the year 2018, all Board of Directors members will receive the same fixed compensation for their seat on the Board of Directors.

The additional compensation of the members of the Board of Directors that take part in advisory committees, and the additional benefit granted to the Chairman of the Board of Directors mentioned above are paid in consideration of the other functions performed.

Until August 2016, the members of the Board of Directors of the Company appointed by the shareholder BNDES Participações S.A. - BNDESPAR (“BNDESPAR”), a signatory of the Company’s Shareholders’ Agreement entered into on October 29, 2009, and amended on October 29, 2014, did not receive any compensation for exercising their office, since they waived the right to receive their respective compensation. The other members of the Board of Directors, including those appointed by Votorantim S.A., which is also a signatory of said Shareholders’ Agreement, and who, initially, waived the right to receive compensation as members of the Board of Directors, started to receive it as from May 2013.

However, on August 18, 2016, the members appointed by BNDESPAR started to receive compensation for their participation in the Board of Directors. Accordingly, all Board of Directors now receive compensation.

Statutory and Non-statutory Board

The total compensation of the Statutory and Non-statutory Executive Board of the Company consists of the following elements:

•                                         Monthly Fixed Compensation: the monthly fixed compensation of statutory and non-statutory officers consists of 13.33 monthly payments, which include the payment of 13th salary and 1/3 vacation allowance. The purpose of monthly fixed compensation is to provide direct compensation to the Company’s statutory and non-statutory officers for the services provided, and recognize and reflect the value of the position internally and externally, in line with market practices, as well as to reflect their individual performance, time requirements, responsibilities, expertise, education and executive knowledge.

•                                         Benefits: aims to complement the official social security benefits and offer greater security to Statutory and Non-statutory Officers, allowing them to keep the focus on the performance of their functions. The benefits granted are: medical care, group life insurance, supplementary pension plan, holidays, 13th salary, FGTS, Social Security, annual health check-up, and meal voucher. The benefits aim to ensure the competitiveness of compensation practices for the purpose of offering an attractive package to retain officers in key positions and to be compatible with market standards involving the performance of similar functions (for more information, see item 13.1 b III, Benefits).

•                                         Variable Compensation: aims to reward the achievement and overcoming of individual and Company goals previously established by the Board of Directors, aligned to the budget, strategic planning and market, for the purpose of aligning management with the Company’s short and medium-term results (for more information, see item 13.1 b III, variable compensation and synergies awards). The Variable Compensation consists of short-term variable compensation, long-term variable compensation, and any other non-recurring compensation that may be granted to the statutory and non-statutory officers, as decided by the Board of Directors of the Company.

(i)                                    Short-term Variable Compensation: this is based on the level of achievement of the targets previously established by the statutory and non-statutory officers, and approved by the Board of Directors.

(ii)                                 Long-Term Incentive Plan: aims to improve levels of retention of key executives and align their interests with those of shareholders, creating value through consistent and long-term results. See further information in item 13.4 below.

Fiscal Council

The Company’s Fiscal Council for the years 2015, 2016 and 2017 had their compensation based only on monthly fixed compensation and no direct or indirect benefit.

The monthly compensation of the Fiscal Council, as provided for in § 3 of article 162 of Law 6.404/76, is established in an amount equivalent to at least 10% of the average monthly compensation of each Director of the Company, not including benefits, allowances and profit sharing.

By reason of his duties to prepare and chair Fiscal Council meetings, the compensation of the Fiscal Council chairman is about 36% higher than that received by other members, according to a market survey requested by the Company to a company specializing in compensation so as to compare the compensation of the Fiscal Council chairman to that received by his peers in other companies. In accordance with Company practices, the compensation of the Fiscal Council chairman should not exceed 20% of the average monthly compensation of other Officers.

Any type of variable compensation, post-employment benefits, benefits motivated by the termination of tenure, or share-based compensation was not provided for in the compensation for the Fiscal Council for the fiscal years 2015, 2016 and 2017, and it is not expected for the fiscal year 2018.

The purpose of monthly fixed compensation is to provide direct compensation to the members of the Company’s Fiscal Council for the services provided; recognize and reflect the value of the position internally and externally, in line with market practices; and reflect the individual performance, time requirements, responsibilities, expertise, education and executive knowledge.

Advisory Committees

The compensation of the members of Advisory Committees consists of only 12 monthly payments (fixed compensation), except for the Sustainability Committee. The purpose of monthly fixed compensation is to provide direct compensation to the members of the Company’s Advisory Committees for the services provided; recognize and reflect the value of the position internally and externally, in line with market practices; and reflect the individual performance, time requirements, responsibilities, expertise, education and executive knowledge.

The compensation of the Advisory Committees did not include any type of variable compensation, post-employment benefits, benefits motivated by the termination of tenure, or share-based compensation.

The members of the Board of Directors who participate in the Company’s advisory committees are entitled to the additional monthly fixed compensation, as mentioned above.

See below information regarding the compensation of each Advisory Committee of the Company:

Finance Committee

It is composed only of the Company’s executives, members of the Board of Directors and other members appointed by the shareholders. All members of the Finance Committee started to receive, as from May 2013.

One of the members of this committee waived the right to receive compensation. Two members are permanent members of the Board of Directors, receiving a monthly fixed amount for participation in the Finance Committee, in order to complement their annual fixed compensation as members of the Board of Directors. As mentioned in item 13.1.b.i above, this additional amount regarding their participation in the Finance Committee is recorded under the heading “compensation for participation in committees.”

Personnel and Compensation Committee

Three out of the four members of the Personnel and Compensation Committee are entitled to a monthly fixed compensation.

One of the members of this Committee waived the right to receive compensation, and one member is also a permanent member of the Board of Directors, receiving an additional fixed monthly fee for taking part in the Personnel and Compensation Committee and supplementing his/her fixed annual compensation as a member of the Board of Directors. As mentioned in item 13.1.b.i above, this additional amount for taking part in the Personnel and Compensation Committee is recorded under the heading “compensation for participation in committees”.

Sustainability Committee

The compensation of the members of this Committee is set at an annual amount that was established taking into account a forecast of three meetings to be held throughout the year. However, this value does not change if during the years there is a greater or lesser number of meetings. The compensation of the Sustainability Committee is paid in two installments.

Among the committee members who receive compensation, two members waived this right, while two members receive a specific compensation for being foreign citizens.

Innovation Committee

Five out of the six members of the Innovation Committee receive compensation, while one member waived this right.

The four members of this Committee who are also members of the Board of Directors receive an additional monthly fixed amount for taking part in the Innovation Committee, supplementing their annual fixed compensation received as a member of the Board of Directors. As mentioned in item 13.1.b.i above, this additional amount for taking part in the Innovation Committee is registered in “Compensation for participation in Committees”.

Statutory Audit Committee — CAE

The Coordinator of the Statutory Audit Committee receives a different compensation due to the specific functions and duties performed in this Committee. The other CAE members receive the same compensation.

(ii)                               proportion of each element in total compensation for the last three fiscal years

Financial Year 2017

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board	Non- statutory Board	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Compensation (1)	100%	100%	26%	38%	100%	100%	100%	100%	100%
Benefits (2)	0%	0%	13%	6%	0%	0%	0%	0%	0%
Variable Compensation (3)	0%	0%	44%	42%	0%	0%	0%	0%	0%
Long Term Incentive Plan (4)	0%	0%	17%	14%	0%	0%	0%	0%	0%
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Financial Year 2016

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board		Non- statutory Board	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Compensation (1)	100.0%	100.0%	96.9%		47.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Benefits (2)	0.0%	0.0%	19.6%		11.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Variable Compensation (3)	0.0%	0.0%	76.2%		39.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Long Term Incentive Plan (4)	0.0%	0.0%	-92.6	%(6)	3.0%	0.0%	0.0%	0.0%	0.0%	0.0%
TOTAL	100.0%	100.0%	100.0%		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(6)  Ao final do exercício social de 2015, os programas atrelados a ações da Companhia apresentavam valores altos, uma vez que a cotação da FIBR3 estava acima de R$ 50,00. Ao final do exercício social de 2016, entretanto, como a ação estava cotada por volta de R$ 30,00, houve estorno de provisão no balanço da Companhia, gerando o percentual negativo de 93%.

Financial Year 2015

Compensation Elements	Board of Directors	Fiscal Council	Statutory Board	Non- statutory Board	Personnel Committee	Finance Committee	Sustainability Committee	Innovation Committee	Statutory Audit Committee
Fixed Compensation (1)	100.0%	100.0%	11.6%	37.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Benefits (2)	0.0%	0.0%	1.9%	11.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Variable Compensation (3)	0.0%	0.0%	61.4%	31.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Long Term Incentive Plan (4)	0.0%	0.0%	25.1%	21.0%	0.0%	0.0%	0.0%	0.0%	0.0%
TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Legend:

(1)                                Fixed Compensation: Salary or Payment for Management Services; Compensation for taking part in Committees and Meetings; Direct and Indirect Benefits.

(2)                                Direct and Indirect Benefits.

(3)                                Variable Compensation: Annual Variable Bonus;

(4)                                Long-Term Incentive Plan: Share-based compensation, as described in item 13.1(b)(i) above.

(iii)                           calculation and adjustment methodology for each compensation element

Fixed Compensation

The Company’s fixed compensation bases are maintained in accordance with selected market surveys conducted by independent external firms based on organizations with the same size as the Company.

The Company regularly participates in researches on total compensation for executives, conducted by specialized external consultants, and uses the results of these surveys to level the reimbursement paid to its Directors (compensations, fees and benefits) to the average compensation paid by the market.

The panel of researched companies that form the basis of the market for the Company is selected taking into account one or more of the following:

•                                         Size (revenues) similar to the Company;

•                                         Industries from different sectors, but mainly commodities producers;

•                                         National capital companies and subsidiaries of foreign companies that are leaders in their respective business segments, and

•                                         Compensation practices consistent and recognized in the market.

See below the details of the method for calculation and adjustment of the fixed compensation of our Executive Board, Board of Directors, Committees and the Fiscal Council.

Executive Board

The review of the base-salary of statutory and non-statutory officers is performed in March each year, considering the performance of the officer in question, and his/her range position and development potential. Base salaries of statutory and non-statutory officers are reviewed in March each year taking into account the performance of the executive, his/her position within the salary band and evolution potential.

The Personnel and Compensation Committee is in charge of defining the assumptions for adjustment of fixed compensation of the members of the Statutory and Non-Statutory Board, which will be approved by the Compensation Council and calculated and adjusted by considering the following parameters:

•                                         Market data for positions with similar responsibility, based on market surveys;

•                                         Individual performance of statutory and non-statutory officers, based on the evaluation system adopted by the Company;

•                                         Expertise and seniority of statutory and non-statutory officers holding the position in the Company; and

•                                         Other factors, such as executives with high potential for succession, retention risk, and specific skills and competences rarely found on the market.

Board of Directors and Advisory Committees

The monthly fixed compensation of the members of the Board of Directors and Committees of the Company may be adjusted, as decided by the Board of Directors, each two (2) years. The compensation of the Board of Directors and Committees is defined in accordance to the services provided, and to reflect the value of the position internally and externally, in line with market practices, as well as to reflect the individual performance, time requirements, responsibilities, expertise, education and executive knowledge.

Fiscal Council

The compensation of the Fiscal Council is defined in accordance to the services provided, and to reflect the value of the position internally and externally, in line with market practices, as well as to reflect the individual performance, time requirements, responsibilities, expertise, education and executive knowledge.

Benefits

The benefits are determined and adjusted based on market practice and according to the positioning desired by the Company (average). Market data were collected through salary surveys conducted by a company specializing in compensation and engaged by the Company. The study considered a group of relevant companies with comparable size, sector and origin of capital.

Short-term Variable Compensation

The Variable Compensation of the Statutory and Non-statutory Board is based on the concept of profit sharing, in which there is a goal of target award (“target” or “goal 300”), established in multiple salaries and based on the Company’s compensation philosophy, which are associated to pre-set goals. The so-called “goal 500” is the “stretch” or “overcoming” goal, and results in an award 50% higher than the target award (“target 300”).

The goals are set for financial and strategic indicators weighted in the categories of: (i) company, (ii) area, and (iii) individual. The indicators are reviewed annually in accordance with the Company’s business strategies. The financial targets can be the CVA (Cash Value Added), the free cash flow and EBITDA, or other financial indicator that best expresses the priorities for the year, based on the budget approved by the Board of Directors. For 2015, 2016 and 2017, and according to the estimates for 2018, the CVA and the FCF (Free Cash Flow) were defined as financial metrics. The financial goals are based on the budget approved by the Board of Directors. At the end of the financial year the achievement of goals is evaluated and the resulting awards are calculated through an average additive formula. The final award can range from 0 to 150% of the target award. The award is paid in the month of February following the financial year used as a basis for evaluating the results. This program was reviewed and approved by the Board of Directors in February 2012.

The targets used for assessing the statutory and non-statutory officers must follow the SMART criteria (Specific, Measurable, Assignable, Realistic and Time-related), and represent the development of the strategic plan for the year, as defined by the Board of Directors. The sum of the weights attributed to each target must correspond to one hundred percent (100%).

Invested Variable Compensation

This program considers the possibility of the Company’s Statutory Board and Non-Statutory Board and General Management to opt to invest up to 30% of the amount received from their Short-Term Variable Compensation. In accordance with the program, the amount remains invested for a period of two years, and the invested amount evolves in accordance with the appreciation of the Company’s shares. Both at the time of investment and at the time of payment, the weighted average of the share in the 3 months (November to January) prior to each event will be used, and, on the date of return of the invested amount, the Company duplicates the amount of the investment.

Long Term Incentives

Phantom Share Plan 2013

Through the Long-term Incentive Plan, the Company offers to the beneficiaries the option to purchase Company shares and actually become shareholders, sharing the business achievements resulting from appreciation of shares, as well as the risks inherent to the capital market. In addition to improve the alignment between the Company and the beneficiaries, this instrument seeks to guarantee and stimulate behaviors that diminish the exposure of the Company to risks above the levels deemed prudent in our short-, medium- and long-term strategies. For further information about the Long-term Incentives, see item 13.4 below.

(iv)                            reasons for the composition of compensation

Compensation of the Board of Directors

Regarding the compensation of the members of the Board of Directors, the main objective is to attract Directors with adequate reputations and profiles, giving them the necessary conditions for the performance of their duties. The amount of the fixed compensation of the Board of Directors is set based on a market research conducted by an external, independent company, which parameters are companies of the same size of the Company, operating in Brazil, Europe and the United States. After the definition of the global compensation amounts by the Annual General Shareholders’ Meeting, the individual compensation policy and the amount assigned to each member of the Board of Directors are established and approved at a meeting of said body.

Compensation of Statutory and Non-statutory Directors

The composition of the compensation of the Statutory and Non-statutory Board, both the elements that compose and on the weight of each element, reflects:

•                                         The competitiveness with the practice of a market comprised of selected companies, which will allow us to attract and retain executives with the required skills;

•                                         The possibility to associate a significant portion of total compensation to the Company’s results;

•                                         The search for a balance among the different parcels of compensation that will encourage the generation of results in short, medium and long term, within moderate levels of risk, and

•                                         The possibility to balance the variable compensation of short and long term, aiming at generating annual results that will result in sustainable value creation for shareholders.

Compensation of the Fiscal Council

The compensation paid to Fiscal Council members is intended to attract Directors holding the appropriate reputation and profile, granting them the conditions required for the performance of their duties, with due regard for the limits defined by the regulations in effect.

Compensation of Committees

The compensation paid to Committees members is intended to attract members holding appropriate the reputation and profile, granting them the conditions required for the performance of their duties.

(v)                                the existence of members not receiving compensation from the issuer and the corresponding reason

Until August 18, 2016, only one member of the Company’s Board of Directors (a representative appointed by the shareholder BNDES Participações S.A.), had not received compensation, as he/she had waived such a right. However, as from the aforesaid date, all members of the Board of Directors, including those appointed by the shareholders BNDESPAR and Votorantim S.A., started receiving compensation.

As of this date, the Company has one member of the People and Compensation Committee, two members of the Sustainability Committee, and two members of the Innovation Committee that waived their right to receive compensation. For further information, see item 13.1.b above.

c.               key performance indicators that are taken into account in determining each element of compensation

Statutory and Non-statutory Directors:

•                                         The fixed compensation is adjusted annually based on market research, Company results and individual performance, the latter referenced on specific goals, considering the factors inherent in each function;

•                                         The annual variable compensation depends on financial indicators, which can be CVA (cash value added), free cash flow and EBITDA, or another financial indicator that best expresses the year’s priorities, and are based on the budget approved by the Company’s Board of Directors. For the financial years of 2015, 2016 and 2017 and as estimated for 2018, the financial indicators (not individual) established are Cash Added Value and Discounted Cash Flow;

•                                         The long-term incentive, deferred bonus and invested variable compensation plans are directly related to the share price of the Company, i.e., its market value, in accordance with the methodologies of calculation detailed in item 13.1.b.iii above. Thus, the beneficiary’s potential gain from these programs is significantly subject to the appreciation of the shares issued by the Company in the Brazilian market, as the case may be.

Members of the Board of Directors and the Committees are eligible only to the fixed compensation, according to the market practice, not subject to the performance indicators, in such a way that the compensation should reflect individual performance, time demands, responsibilities, experience, background and executive knowledge.

Moreover, the monthly fixed compensation of the members of the Company’s Board of Directors and Committees can be adjusted at the discretion of the board of Directors every two (2) years.

Members of the Fiscal Council are also eligible only to fixed compensation, hence with no effect from performance indicators, which are incompatible with the functions of that body. However, we wish to point out that the compensation of the Fiscal Council is in line with market practice and reflects individual performance, time demands, responsibilities, experience, background and executive knowledge.

d.              how compensation is structured to reflect the evolution of performance indicators

Statutory and Non-statutory Board:

•                                         The fixed compensation can be adjusted annually based on market research, Company results and individual performance, the latter based on specific goals;

As detailed in item 13.1.b, the variable compensation of the Statutory and Non-statutory Board is based on the concept of profit sharing, in which there is an award target (“target”), established in multiple salaries and based on the Company’s compensation philosophy, which are associated to pre-set goals. The goals are set for financial and strategic indicators weighted in the categories: (i) company, (ii) area, and (iii) individual. Thus, the global amounts (pool) of the variable compensation are affected by the achievement of the individual goals and the area and global goals of the Company for the respective year;

•                                         The long-term incentive, deferred bonus and invested variable compensation plans are directly related to the share price of the Company, i.e., its market value.

Members of the Board of Directors, Fiscal Council and the Committees are eligible only to the fixed compensation, hence with no effect of performance indicators. However, as indicated above, the compensation of those bodies is adjusted in line with market practice, in accordance with selective market surveys by external independent companies that use organizations of the same size as the Company as their parameters.

e.               how the compensation practice or policy aligns the interests of the issuer of short, medium and long terms

The Company’s compensation strategy aims to attract, retain and motivate qualified professionals for the creation and implementation of business strategies adopted by the shareholders, resulting in the creation of sustainable value. The mechanics of the annual variable payment plan links the awards to financial metrics for growth, results and value of short and medium term. The Options Plan and Phantom Shares, on the other hand, are based on the market value of the Company’s shares, so it is directly linked to the growth of the market value of the Company, i.e., to the appreciation of shares in the long run.

Thus, the compensation practices described in item 13.1 are intended to encourage employees to seek the best return on investments and projects developed by the Company by aligning employee interests with the Company’s interest. In the short term, the Company seeks to align interests through salary and benefits package consistent with market levels. In the medium term, through the payment of bonuses and participation in the results of the Company to certain employees, seeking to reward achievement and overcoming individual and Company goals, aligned to the budget and strategic planning. Finally, in the long term, the alignment of interests will take place through the growth of the market value of the Company, i.e., through the appreciation of shares in the long run.

f.                existence of compensation supported by subsidiaries, direct or indirect controller or controlled companies

There is no record of compensation payment supported by subsidiaries, controlled companies or by direct or indirect controllers of the Company.

g.              existence of any compensation or benefit linked to the occurrence of certain corporate event, such as the sale of corporate control of the issuer

There is no compensation or benefit linked to the occurrence of any corporate event involving the Company, such as disposal of the Company’s controlling interest. However, as detailed in item 13.1.b, the Board of Directors may, by donation, approve extraordinary awards for Statutory and Non-Statutory Officers, in view of specific goals, in relation to major projects or certain events, if this is deemed applicable.

h.              practices and procedures adopted by the board of directors to define the individual compensation of the board of directors and the executive board, indicating:

(i)                                   the issuer’s bodies and committees that take part in the decision-making process, identifying how their participation occurs;

The Personnel and Compensation Committee is responsible for setting the assumptions for the annual adjustment for the Statutory and Non-Statutory Boards, while the Board of Directors is responsible for approving those adjustments. Furthermore, the Personnel and Compensation Committee has responsibility for defining the strategy for positioning the compensation of the Company’s statutory and non-statutory officers in relation to the market, especially regarding fixed salaries and short and long-term incentive practices.

Besides the benefits described in 13.1.a., the Board of Directors may approve the granting of post-employment benefits when the position is no longer held.

Regarding the variable remuneration of the Executive Board, this is defined in accordance with the annual budget proposed by the Board of Directors.

The compensation of the Board of Directors is set by the board itself, in accordance with the proposal of the Personnel and Compensation Committee, and is approved by the shareholders at the Annual Shareholders’ General Meeting.

Lastly, irrespective of the compensation proposed by the Board of Directors, the compensation of both the Executive Board and the Board of Directors must comply with the annual global figure approved at the Annual Shareholders’ General Meeting.

(ii)                               criteria and methodology used to establish the individual compensation, indicating whether studies to verify market practices are used and, if positive, the comparative criteria and the scope of these studies;

As already mentioned in this section 13.1, the Company’s fixed and variable compensation bases reflect the selective market research conducted by external independent companies whose parameters are organizations of the same size as the Company.

The panel of companies in the research that comprise the base of the Company’s market is selected by taking into account one or more of the following characteristics:

(a)                                similar size (invoicing) to that of the Company;

(b)                                industries in different sectors but, primarily, commodity producers;

(c)                                 Brazilian-owned companies and subsidiaries of foreign companies that are leaders in their respective business segments; and

(d)                                consistent compensation practices recognized in the market.

(iii)                           the frequency with which and how the board of directors assesses the adequacy of the issuer’s compensation policy.

Not applicable, since the Company has no formally approved compensation policy.

13.2.                    Regarding the compensation recognized in the result of past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board and supervisory board, prepare a table with the following content:

a.              body;

b.              total number of members;

c.               number of remunerated members;

d.              compensation separated as:

i.                 fixed annual compensation, separated as:

•                                        salary or pro-labore

•                                        direct and Indirect Benefits

•                                        compensation for participation in committees

•                                        others

ii.             variable compensation, separated as:

•                                        bonus

•                                        profit sharing

•                                        compensation for attending meetings

•                                        commissions

•                                        others

iii.         post-employment benefits

iv.          benefits motivated by the cessation of tenure

v.              share-based compensation, including options

e.               amount of compensation of the board of directors, statutory board and fiscal council, per body;

f.                total compensation of the board of directors, statutory board and fiscal council.

Total compensation for the year ended December 21, 2015 — Annual Figures

	Board of Directors	Statutory Board	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.00	6.00	3.00	17.00
Fixed Compensation
Base Salary (“Fixed”)	3,703,000	7,351,399.64	456,000.00	12,158,399.64
Direct and Indirect Benefits	19,301.76	1,211,975.43	n/a	1,231,277.19
Compensation for Committees	648,000	n/a	n/a	n/a
Other (d.i.)	n/a	n/a	n/a	n/a
Comments
Variable Compensation
Bonus (“Variable Compensation”)	n/a	38,910,863.78	n/a	38,910,863.78
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (d.ii.)	n/a	n/a	n/a	n/a
Comments
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	n/a	n/a	n/a
Share-based compensation	n/a	15,931,003.04	n/a	15,931,003.04
Total	4,370,301.76	63,405,241.89	456,000.00	68,231,543.65

Total compensation for the year ended December 21, 2016 - Annual Figures

	Board of Directors	Statutory Board	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	8.42	6.00	3.00	17.42
Fixed Compensation
Base Salary (“Fixed”)	3,788,133.33	8,625,485.18	456,000.00	12,869,618.51
Direct and Indirect Benefits	23,058.87	1,742,417.13	n/a	1,765,476.00
Compensation for Committees	759,334.00	n/a	n/a	759,334.00
Other (d.i)	n/a	n/a	n/a	n/a
Comments
Variable Compensation
Bonus (“Variable Compensation”)	n/a	6,789,892.88	n/a	6,789,892.88
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (d.ii)	n/a	n/a	n/a	n/a
Comments
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	n/a	n/a	n/a
Share-based compensation	n/a	-8,252,064.51	n/a	-8,252,064.51
Total	4,570,526.20	8,905,730.67	456,000.00	13,932,256.87

Total compensation for the year ended December 21, 2017 - Annual Figures

	Board of Directors	Statutory Board	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	9.00	6.00	3.00	18.00
Fixed Compensation
Base Salary (“Fixed”)	4,706,003.47	11,697,020.72	542,700.00	16,945,724.19
Direct and Indirect Benefits	34,704.23	1,539,688.54	n/a	1,574,392.77
Compensation for Committees	1,066,000.00	n/a	n/a	1,066,000.00
Other (d.i)	n/a	n/a	n/a	n/a
Comments	Other: refers to employers’ social security contributions, as specified in OFFICIAL CIRCULAR/CVM/SEP/No. 02/2018	Other: refers to employers’ social security contributions, as specified in OFFICIAL CIRCULAR/CVM/SEP/No. 02/2018	Other: refers to employers’ social security contributions, as specified in OFFICIAL CIRCULAR/CVM/SEP/No. 02/2018
Variable Compensation
Bonus (“Variable Compensation”)	n/a	6,041,664.88	n/a	6,041,664,88
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (d.ii)	n/a	n/a	n/a	n/a
Comments
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	0.00	n/a	0.00
Share-based compensation	n/a	4,400,016.93	n/a	4,400,016.93
Total	5,806,707.70	23,678,391.07	542,700.00	30,027,798.77

Total estimated compensation the current year — December 31, 2018 — Annual Figures

	Board of Directors	Statutory Board	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	9.00	6.00	3.00	18.00
		Fixed Compensation
Base Salary (“Fixed”)	4,824,004.00	11,612,402.00	588,000.00	17,024,406.00
Direct and Indirect Benefits	39,204.23	1,141,817.67		4,816,903.00
Compensation for Committees	1,155,000.00	n/a	n/a	1,155,000.00
Other (d.i)	1,195,800.77	2,322,480.33	117,600	n/a
Comments	Other: refers to employers’ social security contributions, as specified in OFFICIAL CIRCULAR/CVM/SEP/No. 02/2018	Other: refers to employers’ social security contributions, as specified in OFFICIAL CIRCULAR/CVM/SEP/No. 02/2018	Other: refers to employers’ social security contributions, as specified in OFFICIAL CIRCULAR/CVM/SEP/No. 02/2018
		Variable Compensation
Bonus (“Variable Compensation”)	n/a	22,775,097.00	n/a	22,775,097.00
Profit Sharing	n/a	n/a	n/a	n/a
Compensation for attending meetings	n/a	n/a	n/a	n/a
Commissions	n/a	n/a	n/a	n/a
Other (d.ii)	n/a	n/a	n/a	n/a
Comments
Post-employment benefits	n/a	n/a	n/a	n/a
Benefits from termination of tenure	n/a	5,011,425.00	n/a	5,011,425.00
Share-based compensation	n/a	4,217,169.00	n/a	16,794,614.00
Total	7,214,009.00	47,080,391.00	705,600.00	55,000,000.00

Note:

Total number of members: Total number of members corresponding to the annual average number of each body calculated on a monthly basis, to two decimal places.

Number of members receiving compensation: Calculated number of officers and directors assigned compensation recognized in income for the year, corresponding to the annual average number of members of each body receiving compensation.

Share-based compensation: This item considers the compensation based on the Phantom Share Plan 2017 and Options Plan. Regarding the Options Plan, the Company understands that the amounts included in this item should not be considered as compensation, since the shares are acquired by its executives. Thus, the inclusion of such amounts is only intended to meet a CVM requirement and it should not be considered for labor, tax, and social security purposes.

13.3 -                Regarding the variable compensation in the past 3 financial years and planned for the current fiscal year by the board of directors, the statutory board and fiscal council, prepare a table with the following contents.

a.              body

b.              total number of members

c.               number of members receiving compensation

d.                                     regarding bonuses:

i.                                        minimum amount set in the payment plan

ii.                                    maximum amount set in the payment plan

iii.                                amount provided for in the payment plan, if the targets are met

iv.                                 amount actually recognized in the income of the last 3 financial years

e.                                      regarding profit sharing:

i.                                         minimum amount set in the payment plan

ii.                                     maximum amount set in the payment plan

iii.                                 amount provided in the payment plan, if the targets are met

iv.                                  amount actually recognized in the income of the last 3 financial years

The following tables present information on the variable compensation of the Company’s Statutory Board: (i) recognized in the income for the years ended December 31, 2015, 2016, and 2017, considering the number of members to which variable compensation was effectively paid; and (ii) expected for the current fiscal year.

We also highlight that the members of the Company’s Board of Directors and Fiscal Council did not receive, in the last three fiscal years, and will receive, in the current year, variable compensation.

Variable compensation - year ended December 31, 2015

	Board of Directors	Statutory Board	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	0.00	6.00	0.00	6.00
Bonus (“Variable Compensation”)
Minimum amount set in the Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Plan	n/a	26,184,483.67	n/a	26,184,483.67
Amount set in the plan if the goals had been met (“target amount”)	n/a	22,972,461.69	n/a	22,972,461.69
Amount actually recognized in the year	n/a	38,910,863.78	n/a	38,910,863.78
Profit sharing
Minimum amount set in the Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Plan	n/a	n/a	n/a	n/a
Amount set in the plan if the goals had been met (Target Amount - policy)	n/a	n/a	n/a	n/a
Amount actually recognized in the year	n/a	n/a	n/a	n/a

Variable compensation - year ended December 31, 2016

	Board of Directors	Statutory Board	Fiscal council	Total

Total number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	0.00	6.00	0.00	6.00
Bonus (“Variable Compensation”)
Minimum amount set in the Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Plan	n/a	32,691,210.00	n/a	32,691,210.00
Amount set in the plan if the goals had been met (“target amount”)	n/a	27,894,158.90	n/a	27,894,158.90
Amount actually recognized in the year	n/a	6,789,892.88	n/a	6,789,892.88
Profit sharing
Minimum amount set in the Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Plan	n/a	n/a	n/a	n/a
Amount set in the plan if the goals had been met (Target Amount - policy)	n/a	n/a	n/a	n/a
Amount actually recognized in the year	n/a	n/a	n/a	n/a

Variable compensation - year ended December 31, 2017

	Board of Directors	Statutory Board	Fiscal council	Total

Number of members	9.00	6.00	3.00	18.00
Number of members receiving compensation	0.00	6.00	0.00	6.00
Bonus (“Variable Compensation”)
Minimum amount set in the Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Plan	n/a	23,249,903.78	n/a	23,249,903.78
Amount set in the plan if the goals had been met (“target amount”)	n/a	20,561,332.95	n/a	20,561,332.95
Amount actually recognized in the result for the year	n/a	6,041,664.88	n/a	6,041,664.88
Profit sharing
Minimum amount set in the Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Plan	n/a	n/a	n/a	n/a
Amount set in the plan if the goals had been met (Target Amount - policy)	n/a	n/a	n/a	n/a
Amount actually recognized in the result for the year	n/a	n/a	n/a	n/a

Variable compensation estimated for the current fiscal year (2018)

	Board of Directors	Statutory Board	Fiscal council	Total

Number of members	9.0	6.0	3.0	18.0
Number of members receiving compensation	0.0	6.0	0.0	6.0
Bonus (“Variable Compensation”)	—	—	—	—
Minimum amount set in the Plan	n/a	1.00	n/a	1.00
Maximum amount set in the Plan	n/a	22,775,097.00	n/a	22,775,097.00
Amount set in the plan if the goals are met (“target amount”)	n/a	20,026,600.00	n/a	20,026,600.00
Profit sharing	—	—	—	—
Minimum amount set in the Plan	n/a	n/a	n/a	n/a
Maximum amount set in the Plan	n/a	n/a	n/a	n/a
Amount set in the plan if the goals are met (Target Amount - policy)	n/a	n/a	n/a	n/a

Calculation of Members takes into consideration the annual average number of members receiving compensation from each bod, determined on a monthly basis.

Note: Recognition in income of a variable compensation amount exceeding the “maximum amount set in the Plan” results from (i) established goals being exceeded; and (ii) the volatility of the Company’s shares in the period, given that the price of the shares is one of the components of the metrics adopted.

13.4 - Regarding the share-based compensation plan of the board of directors and statutory board in force for the last financial year and estimated for the current fiscal year, describe:

a.              general terms and conditions

General Plan for the Granting of Stock Options issued by the Company (“Options Plan”)

The Options Plan, approved by the Company’s Special Shareholders’ Meeting held on April 25, 2014, is based on the concept of stock options. The Options Plan’s main goal is to offer to selected executives of the Company the opportunity to purchase shares issued by the Company, thus becoming shareholders and sharing the creation of generated value.

The purpose of the Options Plan is to align the interests of executives with those of the Company and its shareholders. Therefore, the executive is stimulated to reach and exceed their targets, as well as implementing actions that add value to the Company and are reflected in the appreciation of its shares on the Market.

It is important to mention that, the executives eligible for the Options Plan were are able to share the success of the Company, but they will also be exposed to the risks inherent in the business and the capital markets. There is no guarantee of gains, and beneficiaries may even incur losses.

Members of the Statutory Board, members of the Non-Statutory Board of the Company and executives at management level could be elected as beneficiaries of stock options grants, in accordance with the Options Plan (“Beneficiaries”).

The Company’s Board of Directors, within the limits defined in the Annual Shareholders’ General Meeting, is entitled to take all necessary and adequate measures for managing the Options Plan, including: (a) granting options and creating specific rules for each granting of options, subject to the terms of this Options Plan; (b) electing the Options Plan’s Beneficiaries and authorizing the granting of stock options in their behalf, defining all the conditions of the options granted, as well as changing these conditions as necessary to align the options with the legal provisions, rules or regulation in force; and (c) issuing new Company’s shares up to the authorized capital limit and/or disposing of treasury shares to meet the exercise of the stock options granted under the terms of the Options Plan.

Accordingly, the Board of Directors of the Company shall determine the Beneficiaries to whom the stock options plan shall be granted in accordance with the Options Plan. The number of shares that may be acquired through the exercise of each option, the exercise price of each option, respecting the average price of Company shares weighted by volume during the 90 days immediately prior to the date of granting of the option, payment conditions, terms and conditions for the exercise of each option, rules imposing the retention of the Shares held by the Beneficiaries after the exercise of options, and any other conditions related to such options, always with due regard for the rules provided for in the Options Plan.

The stock options granted in accordance with the Options Plan may grant rights to acquire a number of shares not exceeding 1.5% of the shares issued by the Company, provided that the total number of shares issued or to be issued in accordance with the Options Plan is always within the limit of the Company’s authorized capital.

Shares corresponding to the options that are canceled, expired or forfeited, for any reason, shall not be counted for the purposes of the 1.5% limit described above and, therefore, shall be made available again for granting in accordance with the Option Plan.

For the purpose of satisfying the exercise of stock options granted in accordance with the Options Plan, the Company may, at the discretion of the Board of Directors: (a) issue new shares within the limit of authorized capital; or (b) sell treasury shares.

The exercise of the option shall be subject to a grace period of at least 36 months, counted as from the date of granting. The maximum term for exercise of the options shall also be 36 months counted as from the date of termination of the grace period, after which the options which are not exercised shall expire.

The Board of Directors may determine the suspension of the right to exercise the options, whenever there are situations that, in accordance with the law or regulations in force, restrict or prevent the trading of shares by the Beneficiaries.

No Beneficiary shall enjoy any of the rights and privileges of a shareholder of the Company until his/her option is duly exercised in accordance with the Options Plan and the respective option agreement. No share shall be delivered to its holder as a result of the exercise of the option unless all legal and regulatory requirements have been fully complied with.

The effects of the Option Plan are retroactive to the start of the fiscal year 2014, and may be canceled at any time on the decision of the Shareholders’ Meeting The end of the effectiveness of the Options Plan will not affect the effectiveness and validity of the options granted up to that date, and that are still in force in accordance with the Options Plan.

Phantom Share Plan 2013

Until December 31, 2013, the Company’s Long-Term Incentive Plan was based solely and exclusively on phantom stock options (“Phantom Share Plan 2013. The Phantom Share Plan 2013”) remained in force until December 31, 2013 and based on the future appreciation of the Company in the long term, based on the variation of shares on the stock exchange. Yearly the Board of Directors, advised by the Personnel and Compensation Committee, could create new licenses of the plan (“Programs”), classifying the eligible Officers, the number of options granted and the amounts involved. At each grant, the Board of Directors established a minimum share appreciation target.

The amount of the option exercise was based on the average price per share on the stock exchange within 3 months prior to the date of grant. To exercise their options,

the executive should observe a grace period of three years, during which they would remain in the Company, and upon deciding to exercise the options, up to a maximum of five years after the grace period, they should formally make a request to the Company in this regard, which would pay the amount due if the option had value due to the minimum appreciation target set upon the granting of the share. After the grace period, the executive would have five additional years to exercise their options.

At this date, all Phantom Share Plan 2013 Program options had already been exercised, and the aforementioned terms were complied with. Accordingly, this plan is herein referred to for context purposes, since the last exercise period took place in 2016.

Plan for granting rights on appreciation of the shares issued by the Company (“Phantom Share Plan 2017”)

Approval was given at the Company’s Special Shareholders’ Meeting held on April 28, 2017 for the “Regulation of the Plan for Granting Rights on Appreciation of the Price of Shares issued by Fibria Celulose S.A. (“Phantom Share Plan 2017”), which became effective at the approval date and will remain in force for ten (10) years, provided that it can be cancelled or terminated by the Annual Shareholders’ General Meeting or suspended or amended and terminated at the discretion of the Board of Directors.

We emphasize that the Board of Directors may not amend the provisions related to eligibility to the plan or change or terminate the plan without the beneficiary’s authorization or amend or adversely affect any of the rights or obligations defined in the adhesion contracts. These are, therefore, the Beneficiaries’ vested rights.

Similarly to the Phantom Share Plan 2013, the new plan refers to the granting of a financial award based on the Company’s long-term appreciation, based on the variation of the share price on a stock exchange. Consequently, over the term of the plan, the Company shall grant rights on the appreciation of the shares to the beneficiaries, which are both members of the Statutory and Non-Statutory Board, and the management-level executives selected by the Board of Directors to participate in the plan.

On an annual basis, the Board of Directors, advised the People and Compensation Committee may set new grants of rights on the appreciation of shares, determining the eligible Beneficiaries, the number of shares granted and the amounts involved. At each grant, the Board of Directors shall define a minimum share appreciation target.

From then on, in case the Beneficiaries meet the requirements and conditions defined for the Phantom Share Plan 2017 and have maintained their relationship with the Company over the 5-year maturity period as of the respective date of grant, they shall then be entitled to ordinary compensation, which is only contingent on their remaining in the Company and, where applicable, to the supplementary compensation, which is based on the Company’s share appreciation goals, both computed using the formulas provided for by the Phantom Share Plan 2017.

The Phantom Share Plan 2017 replaced and simultaneously canceled, as from its approval date, the Options Plan approved by the Company’s Special Shareholders’

Meeting of April 25, 2014. The end of the Options Plan, however, should not affect the efficacy of the options already granted based on that Option Plan 2014, and which are still in force and effect, which should continue to remain so and are governed by the provisions in the Options Plan and in the respective granting agreements.

In view of the approval of the Phantom Share Plan 2017, the Company will henceforth refer in this section 13.4 to the Options Plan and the Phantom Share Plan 2017.

b.              main objectives of the plan

Options Plan

The main objectives of the Options Plan are the following:

i.                  Attract, retain and maintain certain members of the Statutory and Non-Statutory Board and executives at management level of the Company;

ii.               Offer to the Beneficiaries the opportunity to become shareholders of the Company, thus sharing part of its value creation and success, as well as risks inherent to the business and the capital markets, obtaining, as a consequence, a better alignment of their interests with the interests of the shareholders; and

iii.            Stimulate the expansion, success and attainment of the Company’s corporate objectives and, therefore, the long-term creation of value for the shareholders.

Phantom Share Plan 2017

The main objectives of the Phantom Share Plan 2017 are the following:

•                                          Align the interests of the beneficiaries with those of the Company and its shareholders, relating a portion of the beneficiaries’ compensation to the Company’s performance and generation of value to its shareholders.

•                                          Enable the Company to attract and retain the Beneficiaries as its statutory managers or, as the case may be, non-statutory management-level executives; and

•                                          Stimulate the Company’s growth, success and achievement of its and, consequently, the creation of long-term value for the Company and its shareholders.

c.               how the plan contributes to these objectives

Options Plan

The objective of promoting better alignment of interests is achieved by providing the Beneficiaries with the opportunity to become shareholders of the Company. In this regard, the Beneficiaries participating in the Options Plan are responsible for achieving the Company’s long-term objectives and generating value by: (i) making their decisions in order to generate value for the shareholders and the Company; and (ii) basing their actions on compliance with the Company’s strategic objectives and growth plans.

In addition, the Options Plan contributes to the retention of executives, given the minimum grace period of thirty-six months for the exercise of the options. In case of voluntary termination, the director loses the right to options that are not yet exercisable.

Phantom Share Plan 2017

The plan to grant rights on appreciation of the Company’s shares contributes to the alignment of interest by making a portion of the Beneficiaries’ compensation based on the Company’s performance and generation of value to shareholders, thus participating, together with the other shareholders, in the appreciation of the shares, being subject to the same risks to which the Company is exposed.

Therefore, as with the Options Plan, this plan seeks to make the Beneficiaries of the Phantom Share Plan 2017 committed to the Company’s long-term objectives and to the generation of value during this period by: (i) making their decisions having in mind the generation of value for the shareholders and the Company; and (ii) basing their actions on compliance with the Company’s strategic objectives and growth plans.

The portion granted to each beneficiary of the plan is divided into two parts, and the reference common shares covered by the right to appreciation of shares are exclusively granted to the beneficiary remaining in the plan for the 5-year maturity period. The supplementary reference shares covered by the right to appreciation of shares are related to the appreciation of the Company’s FIBR3 shares traded at B3. Accordingly, the Company expects that the beneficiaries have strong incentives to effectively commit to generating value and performing their tasks aligned with the shareholders’ interest, strategic objectives and our growth plans, thus maximizing our profits. We also expect that the participants contribute to the generation of long-term value, to the extent that their gains will depend on their staying with the Company in the long-term and on the appreciation of the Company’s FIBR3 shares traded at B3.

d.              how the plan is included in the compensation policy of the issuer

Option Plan

The Option Plan is part of the long-term compensation strategy of the statutory officers, non-statutory officers, and part of the executives at management level, contributing to the total compensation of the Company’s management and employees.

The Stock Options Plan, however, does not make up the basis of compensation for labor, tax and social security charges purposes, provided that any taxation on the beneficiary’s capital gains upon disposal of shares will be borne solely by the beneficiary.

Phantom Share Plan 2017

The Phantom Share Plan 2017 is part of the long-term compensation strategy for the members of the Company’s statutory and non-statutory management, as well as executives at management level appointed by the Board of Directors, contributing to their total compensation.

As provided for in the Phantom Share Plan 2017, upon compliance with the requirements and conditions established, the Beneficiary will be granted the right on appreciation of shares, thus being entitled to receive compensation related to the reference shares covered by such right, with due regard for the respective maturity term.

e.               how the plan aligns the interests of management and of the issuer in the short, medium and long terms

Option Plan and Phantom Share Plan 2017

Considering the main objectives of the Stock Options Plan and the Phantom Share Plan 2017 listed in item “b” above, the Company believes that both are instruments encouraging their Beneficiaries to seek sustainable results that create value to the Company over time.

Upon implementation of these compensation strategies, the Company seeks to stimulate improvement in management and retention of key executives in the Company, aiming at gains resulting from the commitment to the long-term results. In the medium term, improvement of the Company’s results and appreciation of its shares maximize the gains of the Beneficiaries, encouraging them to continue working in the Company. In the short term, compliance with the Company’s goals and achievement of the annual results expected mean alignment between the interests of the Company and the interests of the Beneficiaries.

Finally, and also in the long term, the Stock Options Plan establishes a grace period of at least 36 months for the Beneficiary to exercise the options to which it is entitled, making it, at this point, an instrument to attract the loyalty of these executives, in addition to setting a common interest between the Company and its executives, so as to grow the Company’s operations. Similarly, the Phantom Share Plan 2017 sets a 5-year maturity term, during which the Beneficiary should maintain its relationship with the Company to be granted the rights on appreciation of shares.

f.                maximum number of shares covered

Option Plan

The stock options granted could confer purchase rights on a number of shares not exceeding 1.5% of the Company’s shares, that is, 8,309,020 common shares provided that the total number of shares issued or likely to be issued under the Stock Options Plan is always within the Company’s authorized capital limit. To date, none of the options granted to Statutory Officers have been canceled, expired or lapsed.

Phantom Share Plan 2017

Because it refers to a phantom share program, there is no maximum number of shares covered by the plan at this time, given that this plan refers to a cash award based on the appreciation of the Company’s shares in relation to an individual amount per reference share predefined by the program for a certain period of time. The maximum number of shares is set based on a percentage of the capital upon each grant. The plan does not provide for the effective trading (purchase and sale) of shares; therefore, there are no restrictions on their transfer.

g.              maximum number of options to be granted

Options Plan

While in force and effect, the options granted must comply with the maximum limit of 1.5% of the Company’s total capital stock, representing 8,309,020 common shares issued by the Company.

Phantom Share Plan 2017

The granting of right to appreciation of shares will observe the annual limit, expressed in reference shares equivalent to 0.1% (one tenth percent) of the Company’s capital stock upon the grant and, in any circumstance over the term of the plan, to the global limit of 1% (one percent) of the Company’s capital stock upon each grant.

h.              conditions for acquisition of shares

Options Plan

While the Stock Options Plan was in effect, the Company’s Board of Directors determined the Beneficiaries to whom the stock options would be granted, the number of shares that could be acquired through the exercise of each option, the exercise price of each option and the payment terms, the terms and conditions of exercise of each option, periods of restriction on the disposal of shares resulting from the exercise of options and any other conditions related to these options.

The stock options was be granted upon execution of agreements for granting of options between the Company and the Beneficiaries, and such agreements, without prejudice to other conditions determined by the Board of Directors, specified: (a) the number of shares the Beneficiary would be entitled to purchase or subscribe with the exercise of the option and the price per share; (b) the initial grace period during which the option could not be exercised and the deadlines for the total or partial exercise of the option and regarding which the rights arising from the option will expire; and (c) payment terms.

Option agreements were individually prepared for each Beneficiary, and the Board of Directors may establish different terms and conditions for each, without being required to apply any equality or analogy rule between the Beneficiaries, even if they are in similar or identical situations.

The exercise of the option will be subject to compliance with a grace period of at least 36 months as from the date of grant.

If the options are not exercised within 36 months after the date of termination of the grace period, the Beneficiary will lose the right to exercise its options.

The Board of Directors may impose terms and/or conditions precedent to the exercise of the option and, subject to the minimum requirements set out in the Stock Options Plan, impose restrictions on the transfer of shares acquired through the exercise of options. It may also reserve for the Company repurchase options or preemptive rights in case of disposal by the Beneficiary of such shares until the end of the term and/or compliance with the conditions established.

Phantom Share Plan 2017

During the term of the Plan, the Company’s Board of Directors shall appoint the Beneficiaries to whom the rights on appreciation of shares will be granted, thus entitling them to receive compensation related to the reference shares covered by the right to appreciation of shares, provided that the 5-year term as of the granting date is complied with.

The adhesion contracts shall reflect the total number of common and supplementary reference shares covered by the right to appreciation of the shares granted to each of the beneficiaries; the maximum number of reference shares covered by the right to appreciation of shares will be set by the Company’s Board of Directors.

In the event that the Beneficiary leaves due to dismissal or termination of his employment contract with or without cause, resignation or dismissal from his position, retirement, permanent disability or death, the rights granted to such beneficiary in relation to the plan may be extinguished or amended, with due regard for the provisions of the plan.

i.                 criteria for determining the acquisition or exercise price

Options Plan

The Board of Directors set the exercise price of the options granted under the Stock Options Plan, subject to the average price of the Company’s shares weighted by volume over the last 90 days immediately preceding the date the option is granted.

The exercise price will be paid by the Beneficiaries in cash, subject to the terms and conditions established by the Board of Directors in each Option Agreement.

In so far as the exercise price is not fully paid, the shares acquired through the exercise of options under the Stock Options Plan may not be disposed of to third parties, except with the prior authorization of the Board of Directors, in which case the proceeds will be used primarily to settle the Beneficiary’s debt to the Company.

Phantom Share Plan 2017

The Board of Directors shall elect the Beneficiaries of the Phantom Share Plan 2017, as well as the dates to grant the rights on appreciation of shares to the Beneficiaries, and the number of reference shares covered by the right to appreciation of shares to be granted to each Beneficiary, observing the limits described below.

The granting of the right to appreciation of shares shall observe the annual limit, expressed in reference shares covered by the right to appreciation of shares, equivalent to 0.1% (one tenth per cent) of the Company’s capital stock at the granting date, and in any case over the term of the plan, to the global limit equivalent to 1% (one percent) of the Company’s capital stock at the date of each granting of rights to appreciation of shares.

We emphasize that, for the purpose of checking the annual limit and the global limit, at each granting of rights to appreciation of shares, an individual value per reference share should be assigned, corresponding to the weighted average of the closing values of the trading of Company’s shares at B3 in September, October and November of the fiscal year ended immediately prior to the fiscal year in which the rights to appreciation of shares in question are granted.

j.                 criteria for determining the exercise period

Options Plan

The options may be exercised wholly or partially during the term and for the periods set out in the respective option agreements, in accordance with the criteria established by the Board of Directors.

Under the Stock Options Plan, the grace period is 36 months and was determined to encourage the retention of potential beneficiaries in the long term, and in order to minimize the impact that a change in key management and holders of strategic positions may have on the Company’s business. The maximum exercise period for the options will be 36 months as from the date of termination of the grace period.

Phantom Share Plan 2017

Under the terms of the Phantom Share Plan 2017, the maturity period is 5 years. After this period, the beneficiaries are entitled to be paid ordinary compensation corresponding to the amount related to the reference shares attributed to the beneficiary and computed using the formula of the Phantom Share Plan 2017. For supplementary compensation, in addition to the need for observing the maturity term mentioned above, the beneficiary is subject to an adjustment resulting from the application of multipliers, whose objective is to subject any payment of supplementary compensation to the appreciation of the price of the Company’s FIBR3 share traded at B3.

k.              settlement form

Options Plan

The options granted under the Stock Options Plan will be settled by delivery of the Company’s shares. Beneficiaries willing to exercise their stock options must notify the Company in writing of their intention to do so and indicate the number of shares they wish to purchase.

The Company shall inform the Beneficiary, within three working days of receipt of the notification referred to above, the exercise price to be paid based on the number of shares informed by the Beneficiary, and the Company’s management will be in charge of taking all necessary steps to formalize the acquisition of shares underlying the exercise. The option will be paid by the Beneficiaries in cash, subject to the terms and conditions established in the respective option agreement.

In order to satisfy the exercise of stock options under the Stock Options Plan, the Company may, at the discretion of the Board of Directors, issue new shares within the limit of authorized capital or dispose of treasury shares.

As from the date of transfer of shares to the Beneficiary, the beneficiary may immediately sell the number of shares required to subsidize the purchase pursuant to an equation shown in the Stock Options Plan, plus half of the remaining shares. The other half of the remaining shares, after the sale of the shares required to subsidize the purchase expense, may only be sold one year after the exercise, in accordance with the following formula:

N = 0.5 x Q x (1 - Pe / Pm)

where:

N = number of shares withheld (one year)

Q = number of options/shares available for exercise

Pe = exercise price of the option

Pm = share market price on the exercise date

Phantom Share Plan 2017

The Phantom Share Plan 2017 shall remain effective for 10 years as from its approval date. Upon compliance with the plan conditions, and observing the 5-year term, the beneficiary will be paid ordinary compensation, computed in accordance with the following formula:

Where:

refers to the amount in domestic currency to which the Beneficiary is entitled as Ordinary Compensation in relation to his/her Right to Appreciation of shares.

refers to the weighted average of the closing prices of the Company’s FIBR3 share at B3’s trading session from September to November of the year immediately prior to the year of the Settlement Date. For clarification purposes, in case rights are granted in the year 2018, calculation of the weighted average provided for herein will use the closing trading prices of the Company’s FIBR3 share from September to November 2022, with Settlement Date in 2023.

refers to the number of Reference Shares covered by the Beneficiary’s right to appreciation of shares at Settlement Date(7).

refers to the number of additional reference shares added to the Ordinary Compensation in view of the adjustment provided for in Section 5.4 of the Phantom Share Plan 2017.

The Beneficiary may also be paid supplementary compensation in case the multiplier determined in accordance with the calculation of the appreciation of the Company’s FIBR3 share is not less than or equal to zero The Supplementary Compensation is computed using the following formula:

Where:

refers to the multiplier that must be applied to the number of Supplementary Reference Shares covered by the Right to Appreciation of Shares granted to the Beneficiary for calculation of the Supplementary Compensation occasionally payable to the Beneficiary, limited to 2 (two), even if the amount of the formula above is higher. Also, for clarification purposes, the multiplier may be equal to or lower than zero, and in this case the Beneficiary is not entitled to be paid any amount as Supplementary Compensation(8).

refers to the Company’s TSR applicable to the respective Maturing Period.

(7)  Any and all amount paid to the Company’s shareholders during the Maturity Period shall reflect the calculation of the Ordinary Compensation in a total amount of additional Benchmark Shares computed using the formula described in section 5.4 of the Phantom Share Plan 2017, provide that the number of Additional Benchmark Shares will not be considered granting of Right to Appreciation of Shares; therefore, they are not subject to the Annual and Global limits determined in the Phantom Share Plan 2017.

(8)  In case the multiplying amount determined in accordance with the formula is equal to or lower than zero, the Beneficiary will not be paid any Complementary Compensation due to verification of a multiplier equal to or lower than zero will not impair the payment of Ordinary Compensation to the same Beneficiary.

refers to the Expected Return Rate applicable to the Maturing Period.

And,

Where:

refers to the amount, in domestic currency, that the Beneficiary will be paid as Supplementary Compensation related to the right to appreciation of shares.

refers to the weighted average of the closing prices of FIBR3 share at B3’s trading sessions from September to November of the year immediately prior to the Settlement Date. For clarification purposes, if the right is granted in 2018, the closing prices of FIBR3 share from September to November 2022 will be used for calculation of the weighted average, with Settlement Date in 2023.

refers to the number of Supplementary Reference Shares covered by the right to appreciation of shares at Settlement Date.

refers to the multiplier computed in accordance with the formula indicated in Section 5.5 of the Phantom Share Plan 2017, which must be applied to the number of Supplementary Reference Shares covered by the right to appreciation of shares granted to the Beneficiary for calculation of any Supplementary Compensation due to the Beneficiary, limited to 2 (two), even if the value of the formula mentioned in Section 5.5 of the Phantom Share Plan 2017 is higher. Also, for clarification purposes, the multiplier may be equal to or lower than zero; and in this case the Beneficiary will not be entitled to be paid any amount as Supplementary Compensation, as determined in Section 5.7 of the Phantom Share Plan 2017.

In both cases, for payment of compensation, the Company shall provide the Beneficiary with the calculation memory and the supporting documentation used for determining the ordinary and supplementary compensation amount, as the case may be. This compensation can be paid until the last day of the fiscal year of expiration of the maturity term through wire transfer (TED) to the Beneficiary’s checking account.

l.                 restrictions on transfer of shares

Options Plan

The Beneficiaries of the Stock Options Plan are subject to rules restricting the use of privileged information applicable to listed companies in general, including prohibitions on trading included in CVM Instruction No. 358 of January 3, 2002.

In addition, the Board of Directors may impose terms and/or conditions precedent to the exercise of the option and, subject to the minimum requirements set out in the Stock Options Plan, impose restrictions on the transfer of shares acquired through the exercise of options. It may also reserve for the Company repurchase options or preemptive rights in case of disposal by the Beneficiary of such shares until the end of the term and/or compliance with the conditions established.

During the period of one year from the option exercise date, the Beneficiary may not sell and/or offer to sell a number of shares calculated according to the formula below:

N = 0.5 x Q x (1 - Pe / Pm)

where:

N = number of shares withheld (one year)

Q = number of options/shares available for exercise

Pe = exercise price of the option

Pm = share market price on the exercise date

The options granted, as well as the shares acquired by the Beneficiary, if subject to the restriction period, may not be disposed of or encumbered in any way, directly or indirectly, by the Beneficiaries, unless the Board of Directors previously approves the intended disposal or encumbrance.

As from the date of transfer of shares to the Beneficiary, the Beneficiary may immediately sell the number of shares required to subsidize the purchase pursuant to the equation described above, plus half of the remaining shares. The other half of the remaining shares, after the sale of the shares required to subsidize the purchase expense, may only be sold one year after the exercise.

In addition, in so far as the option is not paid, the shares acquired through the exercise of the option under the Stock Options Plan may not be disposed of to third parties, except with the prior express consent of the Board of Directors, in which case the sales proceeds will be primarily allocated to settle the Beneficiary’s debt to the Company.

Phantom Share Plan 2017

This item is applicable to the Company’s Phantom Share Plan 2017, given that the plan consists of a cash award based on appreciation the Company’s shares in relation to an individual value per reference share determined by the program in a certain period of time. That is, the plan does not provide for effective trading (purchase and sale) of shares; therefore, there are no restrictions on their transfer.

m.          criteria and events that, when occurring, will cause the suspension, modification or termination of the plan

Options Plan

The Board of Directors may determine the suspension of the right to exercise the options granted under the Stock Options Plan whenever there are situations that, under the law or regulations in force, restrict or prevent the trading of shares by the Beneficiaries.

The Board of Directors, in the interest of the Company and its shareholders, may review the conditions of the Stock Options Plan, provided that it does not change its basic principles, or affect the vested rights of the Beneficiaries.

Any significant legal change regarding regulation of corporations and publicly-held companies, the labor legislation and/or the tax effects of a stock options plan may lead to a complete review of the Stock Options Plan.

The Stock Options Plan became effective on January 1, 2014 and remained effective until April 28, 2017, the date of approval of the Phantom Share Plan 2017, which canceled and replaced the Options Plan as of that date. It is worth mentioning that the expiration of the effective term of the Stock Options Plan did not affect the effectiveness of the shares still in force, which were granted based on this plan.

Phantom Share Plan 2017

The Phantom Share Plan 2017 will remain effective for ten (10) years, and it can be cancelled or terminated by the annual shareholders’ general meeting or also suspended or changed at any time by the Board of Directors, provided that it does not change the provisions related to eligibility for participation in the Plan or amend or adversely affect any right or obligation established in the adhesion contracts. These are, therefore, the Beneficiaries’ vested rights.

The Phantom Share Plan 2017 will be automatically terminated by the end of the 10-year term, in case of the Company’s dissolution or liquidation, or in case of extinction by decision of the Company’s annual shareholders’ general meeting. Any amendment to or termination of the Phantom Share Plan 2017 approved by the Company’s shareholders will not depend on the consent of the beneficiaries.

It is worth highlighting that the end of the Phantom Share Plan 2017 effective period will not have any impact on the effectiveness of the rights to appreciation of the Company’s shares granted based on the plan.

n.              effects of termination of a manager of the bodies of the issuer on its rights under the share-based compensation plan

Options Plan

In the event of dismissal of the Beneficiary voluntarily of for termination of the employment contract, with or without cause, resignation or removal from office, retirement, permanent disability or death, the rights granted to it under the Stock Options Plan may be terminated or modified, subject to the following:

1.              If, at any time during the effectiveness of the Stock Options Plan, the Beneficiary:

(a)         leaves the Company voluntarily, resigns from its office, terminates its employment contract or resigns from its office as manager: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of dismissal shall be automatically terminated by operation of law regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of dismissal may be exercised within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification;

(b)         is dismissed from the Company voluntarily or for termination of the employment contract without cause, or removal from office for any reason, or optional retirement: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of termination may be exercised in proportion to the grace period already lapsed, within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law, regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of dismissal may be exercised within 30 days as from the date of dismissal, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification;

(c)          leaves the Company due to retirement, according to the rules provided for in Funsejem plan - Senador José Ermírio de Moraes Foundation, or permanent disability: (i) the rights not yet exercisable in accordance with the option agreement on the date of dismissal may become automatically exercisable, and the grace period is brought forward; and (ii) the rights already exercisable in accordance with the option agreement on the date of dismissal will remain unchanged and may be exercised as usual under the agreement;

(d)         leaves the Company due to death: (i) the rights not yet exercisable in accordance with the respective option agreement on the date of death will be automatically exercisable by bringing the grace period forward, and the Beneficiary’s legal successors and heirs may exercise the respective stock options, provided that they do so within 18 months from the date of death, after which such rights shall be automatically terminated by operation of law, regardless of prior notice or indemnification; and (ii) the rights already exercisable in accordance with the respective option agreement on the date of death may be exercised by the Beneficiary’s legal successors and heirs, provided that they do so within 18 months from the date of death, after which such rights shall be automatically terminated by operation of law regardless of prior notice or indemnification.

If at any time during the term of the Stock Options Plan, the Beneficiary is terminated for Cause, all unexercised options will forfeit without indemnification, even if the grace period has been fulfilled.

For the purposes of the Stock Options Plan, “Cause” means the violation of duties and obligations under the applicable law, the Bylaws, the Stock Options Plan, as well as those provided for in labor legislation, in case the Beneficiary is an employee.

Phantom Share Plan 2017

In case the Beneficiary leaves the Company before maturity term:

(a)         due to resignation or being termination with cause, the beneficiary’s right to appreciation of the Company’s shares will be automatically and fully extinguished, irrespective of prior notice or indemnification;

(b)         in case the beneficiary voluntarily leaves the company after staff restructuring, demotion or transfer involving the Beneficiary, the right to appreciation of shares can only be extinguished after one (1) year;

(c)          in case of termination without cause, the Beneficiary will be paid compensation proportional to the full monthly periods he/she remained with the Company; and

(d)         in case of retirement, death or permanent disability, the Beneficiary (or, in case of death or permanent disability, his/her heirs and legal successors) shall remain entitled to the right to appreciation of shares and, therefore, they shall be paid full compensation computed in accordance with the terms of the Phantom Share Plan 2017.

13.5.       Regarding share-based compensation recognized in the result for the past 3 fiscal years and planned for the current fiscal year by the board of directors, and statutory board, prepare a table with the following contents:

a.              body

b.              total number of members

c.               number of members receiving compensation

d.              regarding each grant of options to purchase shares:

i.                 date of grant

ii.             quantity of options granted

iii.         deadline by which the options become exercisable

iv.          maximum period for the exercise of options

v.              period of restriction on transfer of shares

vi.          average calculated price for the fiscal year for each one of the following group of shares:

•                                         outstanding at the beginning of the fiscal year

•                                         lost during the fiscal year

•                                         exercised during the fiscal year

•                                         expired during the fiscal year

e.               fair value of options at the date of the grant

f.                potential dilution in the event of exercise of all options granted

The tables below provide information on the share-based compensation of the Company’s Statutory Board: (i) recognized in income for the years ended December 31, 2015, 2016 and 2017, within the scope of the Phantom Share Plan 2013, Granting of Stock Options of Fibria Celulose S.A.(“Options Plan”), approved at the special shareholders’ meeting held on April 25, 2014 and the Plan for Granting Rights to the Appreciation of the Shares Issued by Fibria Celulosa S.A. (“Phantom Share Plan 2017”); and (ii) provided for the current year solely based on the Phantom Share Plan 2017.

We further highlight that, in the last three fiscal years, the members of the Company’s Board of Directors were not paid share-based compensation, and nor shall be paid any share-based compensation this year.

Share-based compensation — fiscal year ended December 31, 2015

Phantom Share Plan 2013	Board of Directors	Executive Board
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	R$23.05
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	R$15.18
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	N/A
Stock options granted	n/a	—
Date of Grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of grant	n/a	N/A

Options Plan	Board of Directors	Executive Board
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	24.45
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	N/A
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.04% of capital
Stock options granted	n/a	—
Date of Grant	n/a	01/02/2015
Quantity of options granted	n/a	215,721
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of grant	n/a	R$13.99

Share-based compensation — fiscal year ended December 31, 2016

Phantom Share Plan 2013	Board of Directors	Executive Board
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	R$23.05
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	R$21.74
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	N/A
Stock options granted	n/a	—
Date of Grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of grant	n/a	N/A

Options Plan	Board of Directors	Executive Board
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	52.69
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	N/A
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.02% of capital
Stock options granted	n/a	—
Date of Grant	n/a	01/02/2016
Quantity of options granted	n/a	126,021
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of grant	n/a	R$26.52

Share-based compensation — fiscal year ended December 31, 2017

Phantom Share Plan 2017	Board of Directors	Executive Board
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	25.21
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	N/A
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	N/A
Stock options granted	n/a	—
Date of Grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of grant	n/a	N/A

Phantom Share Plan 2017	Board of Directors	Executive Board
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	23.75
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	N/A
(d) Of the options expired during the business year	n/a	23.03
Potential dilution in case all options granted are exercised	n/a	0.04% of the capital
Stock options granted	n/a	—
Date of Grant	n/a	Jan. 02, 2014
Quantity of options granted	n/a	210,891
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of grant	n/a	R$ 10.59

Share-based compensation expected for the current fiscal year (2018)

New Phantom Share Plan 2017	Board of Directors	Executive Board
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average price for the fiscal year:	n/a	—
(a) Of the options outstanding at the beginning of the fiscal year	n/a	46.95
(b) Of the options forfeited during the fiscal year	n/a	N/A
(c) Of the options exercised during the fiscal year	n/a	N/A
(d) Of the options expired during the fiscal year	n/a	N/A
Potential dilution in the event of exercise of all options granted	n/a	N/A
Stock options granted	n/a	—
Date of Grant	n/a	N/A
Quantity of options granted	n/a	N/A
Deadline by which options become exercisable	n/a	N/A
Period of restriction on transfer of shares	n/a	N/A
Fair value of the options at the date of grant	n/a	N/A

Options Plan — 2015 Grant	Board of Directors	Executive Board
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	23.73
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	N/A
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.04% do capital
Stock options granted	n/a	—
Date of Grant	n/a	02/01/2015
Quantity of options granted	n/a	215,721
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of grant	n/a	R$ 13.99

Options Plan — 2014 Grant	Board of Directors	Executive Board
Total number of members	n/a	6
Number of members receiving compensation	n/a	6
Weighted average exercise price	n/a	—
(a) Of the options outstanding at the beginning of the business year	n/a	23.03
(b) Of the options forfeited during the business year	n/a	N/A
(c) Of the options exercised during the business year	n/a	N/A
(d) Of the options expired during the business year	n/a	N/A
Potential dilution in case all options granted are exercised	n/a	0.04% of the capital
Stock options granted	n/a	—
Date of Grant	n/a	02/01/2014
Quantity of options granted	n/a	210,891
Deadline by which options become exercisable	n/a	36 months
Period of restriction on transfer of shares	n/a	1 year
Fair value of the options at the date of grant	n/a	R$ 10.59

Note:

This item does not apply to the Board of Directors since it is not entitled to share-based compensation.

13.6 - Regarding the outstanding options of the Board of Directors and Executive Officers at the end of last fiscal year, prepare a table with the following content

a.              body

b.              number of members

c.               number of members receiving compensation

d.              regarding options not yet exercisable

i.                 quantity

ii.             date in which they will become exercisable

iii.         maximum period for the exercise of options

iv.          period of restriction on transfer of shares

v.              Average calculated price for the fiscal year

vi.          fair value of options on the last day of the fiscal year

e.               regarding exercisable options

i.                                        quantity

ii.                                    maximum period for the exercise of options

iii.                                period of restriction on transfer of shares

iv.                                 Average calculated price for the fiscal year

v.                                     fair value of options on the last day of the fiscal year

vi.                                 fair value of the total options on the last day of the fiscal year

The tables below present information on the outstanding options granted to the Company’s Statutory Board at the end of the fiscal year ended December 31, 2017, under the General Plan for the Granting of Stock Options of Fibria Celulose S.A. (“Options Plan”), approved in Special Shareholders’ Meeting held on April 25, 2014:

Options Plan Program granted in 2014

Body	Statutory Board
Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable:
i. quantity	N/A
ii. date on which they will become exercisable	N/A
iii. maximum period for exercising the options	N/A
iv. period of restriction on transfer of shares	N/A
v. weighted average price for exercise	N/A
vi. fair value of the options on the last day of the fiscal year	N/A
Regarding exercisable options:
i. quantity	210,891
ii. maximum period for exercising the options	Dec. 31, 2019
iii. period of restriction on transfer of shares	1 year
iv. weighted average price for the fiscal year	R$ 23.03
v. fair value of options on the last day of the fiscal year	R$ 10.59
vi. total fair value of the options on the last day of the fiscal year	R$ 10.59

Options Plan granted in 2015

Body	Statutory Board
Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable:
i. quantity	N/A
ii. date on which they will become exercisable	N/A
iii. maximum period for exercising the options	N/A
iv. period of restriction on transfer of shares	N/A
v. weighted average price for exercise	N/A
vi. fair value of the options on the last day of the fiscal year	N/A
Regarding exercisable options
i. quantity	215,721
ii. maximum period for exercising the options	Dec 31, 2020
iii. period of restriction on transfer of shares	1 year
iv. weighted average price for the fiscal year	R$ 23.73
v. fair value of options on the last day of the fiscal year	R$ 13.99
vi. total fair value of the options on the last day of the fiscal year	R$ 13.99

Options Plan granted in 2016

Body	Statutory Board
Number of members	6
Number of members receiving compensation	6
Regarding options not yet exercisable
i. quantity	126,021
ii. date on which the options become exercisable	Jan. 2, 2019
iii. maximum period for exercising the options	Dec. 31, 2021
iv. period of restriction on transfer of shares	1 year
v. weighted average exercise price	R$48.36
vi. fair value of the options on the last day of the fiscal year	R$26.52
Regarding exercisable options:
i. quantity	N/A
ii. maximum period for exercising the options	N/A
iii. period of restriction on transfer of the shares	N/A
iv. weighted average exercise price	N/A
v. fair value of the options on the last day of the fiscal year	N/A
vi. total fair value on the last day of the fiscal year	N/A

In the case of the Plan for Granting Rights to the Appreciation of the Shares Issued by Fibria Celulose S.A. (“Phantom Share Plan 2017”), this item does not apply as there are no outstanding options at the close of the 2017 business year.

Note

This item does not apply to the Board of Directors since it is not entitled to share-based compensation.

13.7 - Regarding the options exercised and shares delivered related to the compensation based on shares of the board of directors and statutory board, in the last 3 fiscal years, prepare a table with the following content

a.              body

b.              number of members

c.               number of members receiving compensation

d.              regarding the options exercised inform:

i.                 number of shares

ii.             weighted average exercise price

iii.         total amount of the difference between the acquisition amount and the market value of the acquired shares

e.               regarding the shares delivered, inform:

ii.             number of shares

iii.         weighted average acquisition price

iv.          total amount of the difference between the acquisition amount and market value of acquired shares

Figures referring to the 2015 Business Year

Phantom Share Plan

Body	Statutory Board	Board of Directors
Number of members	6	—
Number of members receiving compensation	6	—
Regarding the options exercised, inform:
Number of shares	301,909	—
Weighted average exercise price	15.18	—
Total amount of the difference between the exercise price and the market value of the shares involving the exercised options	23.60	—
Regarding the shares delivered, inform:
Number of shares	0	—
Weighted average acquisition price	0	—
Total amount of the difference between the acquisition price and market value of the shares acquired	0	—

Figures referring to the 2016 Business Year

Phantom Share Plan

Body	Statutory Board	Board of Directors
Number of members	6	—
Number of members receiving compensation	6	—
Regarding the options exercised, inform:
Number of shares	258,580	—

Weighted average exercise price	R$ 21.74	—
Total amount of the difference between the exercise price and the market value of the shares involving the exercised options	R$ 20.12	—
Regarding the shares delivered, inform:
Number of shares	0	—
Weighted average acquisition price	0	—
Total amount of the difference between the acquisition price and market value of the shares acquired	0	—

Figures referring to the 2017 Business Year

Phantom Share Plan

Body	Statutory Board	Board of Directors
Number of members	6	—
Number of members receiving compensation	6	—
Regarding the options exercised, inform:
Number of shares	74,358	—
Weighted average exercise price	R$ 23.03	—
Total amount of the difference between the exercise price and the market value of the shares involving the exercised options	R$ 29.31	—
Regarding the shares delivered, inform:
Number of shares	0	—
Weighted average acquisition price	0	—
Total amount of the difference between the acquisition price and market value of the shares acquired	0	—

In the case of the Plan for Granting Rights to the Appreciation of the Shares Issued by Fibria Celulose S.A. (“Phantom Share Plan 2017”), this item does not apply as there are no outstanding options exercised or shares delivered at the close of the 2017 business year.

13.8.       Brief description of the information necessary for the understanding of the data reported in items 13.5 to 13.7, and the explanation of the pricing method of the value of shares and options, indicating at least:

a.              pricing model

Phantom Share Plan 2013: The Company’s Phantom Share Plan remained in force until December 31, 2013 and is based on the “Trinomial Trees” pricing model, which sets hypothetical scenarios for the future price of the share, forming a tree of possibilities for its price.

The varieties included in this Trinomial Trees model are: market share price upon grant, exercise price, risk-free interest rate, expected grace period, expected maturity period, volatility and expected dividends rate.

General Plan for Granting Stock Options issued by the Company, as approved by the Special Shareholders Meeting held on April 25, 2014 (“Options Plan”):

Based on Technical Pronouncement CPC 10 — Share-based payment, the fair value of the options will be calculated on the respective granting dates and will be booked as an expense in each period, in proportion to the effectiveness period of the entitlements.

The model used to price the fair value of the options is the Black & Scholes method. The Black & Scholes model is a market mathematical model of an asset whose price is a statistical process. This process makes the following explicit assumptions: (i) it is possible to lend and borrow and a constant and known risk-free interest rate; (ii) the price follows the Brownian geometric movement with a where the tendency to drift and volatility are constant; (iii) there are no transaction costs. Based on these ideal conditions in the market for an asset (and for the option on the asset), one can show that the value of an option only varies with the price of the shares and with the time until maturity.

The variables contemplated in the Black & Scholes model are the market price of the share at the time it is granted, the exercise (or strike) price of the options, historical volatility, the expected dividend yield, the risk-free interest rate and the expected effectiveness period of the option.

Phantom Share Plan 2017: The Plan for Grating Rights to Appreciation of shares of Fibria Celulose S.A. (“Phantom Share Plan 2017”) is not based on a pricing model because it is related to the appreciation of the Total Share Return (“TSR”) on Cost of Equity (“Ke”) over the grace period provided for in the Phantom Share Plan 2017, granting to the executive an return equivalent to the one the shareholder will have in the period.

b.              data and assumptions used in pricing models, including the average weighted share price, exercise price, expected volatility, maturity of the option, expected dividends and risk free interest rate

Phantom Share Plan 2013

When using the tree model, the Company should exercise the following variables:

•                                         Object Asset: Average Price (weighted average) of the closing prices the last three months of the share:

•                                         FIBR3 (for periods after November 17, 2009);

•                                         Maturity of the option: five years after the grace date.

•                                         Vesting (grace period for the fiscal year):

•                                         For the first grant to the executive: 33.33% at the end of 12 months, 33.33% at the end of 24 months and 33.34% after 36 months, monthly.

•                                         For the following grants: Exercise possible only after 36 months, at each month.

•                                         Volatility: See item 13.9.d below.

•                                         Exercise Price: R$27.55, set by the board of shareholders, reflecting a goal of appreciation of the Company in relation to the targets (2009 and 2010 grants).

•                                         Risk Free Interest Rate: Local Predetermined Interest Curve without cash (“Pre/DI”), valid for the last date with adjustments available in DI Futuro of B3.

•                                         Expected Dividend Rate: Expected dividends per share / stock price. The history of the last three years of dividend payments is considered for the calculation.

Options Plan. The key assumptions are highlighted in the following table:

Stock Options Plan granted in 2014

Data and Assumptions	Program
Date of grant	January/2014
Share price (R$)	R$27.65 (closing at 12/30/2013)
Exercising price adjusted for Dividends (R$)	R$23.75 (Oct/2013 to Dec/2013)
Expected volatility (year)	36.27%
Effectiveness	3 years
Expected dividends	0% p.a.
Risk-free Interest Rate	12.26% p.a.
Fair value (R$)	R$10.59

Stock Options Plan granted in 2015

Data and Assumptions	Program
Date of Grant	January/2015
Share price (R$)	R$32.51 (Closing 12/30/2014)
Exercising price adjusted for Dividends (R$)	R$24.45 (Oct/2014 to Dec/2014)
Expected volatility (year)	33.03%
Effectiveness	3 years
Expected dividends	0% p.a.
Risk-free Interest Rate	12.43% p.a.
Fair value (R$)	R$13.99

Stock Options Plan granted in 2016

Data and Assumptions	Program
Date of Grant	January/2016
Share price (R$)	R$51.89 (Closing 12/30/2015)
Exercising price adjusted for Dividends (R$)	R$52.69 (Oct/2015 to Dec/2015)
Expected volatility (year)	31.69%
Effectiveness	3 years
Expected dividends	0% p.a.
Risk-free Interest Rate	15.63% p.a.
Fair value (R$)	R$26.52

Phantom Share Plan 2017:

The key assumptions used in the Phantom Share Plan 2017 are highlighted below:

Phantom Share Program granted in 2017:

•                                         Exercise price: based on the average weighted price of FIBR3 in September, October and November 2016 (R$25.21);

•                                         Option Maturity Term: none since payment is compulsory by the end of the granting cycle;

•                                         Effectiveness: 10 years

•                                         Maturity: 5 years

•                                         Volatility: See item 13.9.d below.

•                                         Risk-Free Interest Rate: none.

•                                         Expected Dividends Rate: none, as dividends will be considered in TSR calculation.

Phantom Share Program granted in 2018:

•                                         Exercise price: based on the average weighted price of FIBR3 in September, October and November 2017 (R$46.95);

•                                         Option Maturity Term: none since payment is compulsory by the end of the granting cycle;

•                                         Effectiveness: 10 years

•                                         Maturity: 5 years

•                                         Volatility: See item 13.9.d below.

•                                         Risk-Free Interest Rate: none.

•                                         Expected Dividends Rate: none, as dividends will be considered in TSR calculation.

c.               method used, and assumptions made to incorporate the expected effects of early exercise

Phantom Share Plan 2013

As the method used was the Trinomial Trees, the conditions for early exercise would have been included in the construction of the tree model and would have been reflected in the price of the instrument, thus no mandatory adjustment to closed formulas is necessary.

Options Plan

Not applicable, given that no early exercise is allowed under the Options Plan.

Phantom Share Plan 2017

Not applicable, as the model of the Phantom Share Plan 2017 does not provide for the possibility of early exercise.

d.              method of determining the expected volatility

Phantom Share Plan 2013

To determine the expected volatility, the Company makes use of the paper historical volatility. For this reason, the Company is based on three years of data related to its shares in free float, calculating the volatility of the three-month average.

Since the object asset was not the share itself, but its three-month average, the average volatility tends to be always lower than the volatility of the asset itself due to the smoothing behavior (“smoothness”) caused by the averages.

To avoid this kind of distortion, we calculated the volatility of the price average itself or, if necessary, we were able to make corrections in the first two moments (M1 and M2) of the asset price (Turnbull and Wakenmann formula).

In order to do so, it was assumed that the series of share price was normally distributed, according to the hypothesis tests of Jarque-Bera and Kolmogorov-Smirnov for daily return data of the share in the series of three months, at a significance of 5%.

It was also assumed that the series of share prices showed the absence of serial correlation of residues of daily returns at a significance of 5%, in accordance with the Watson Durbin test performed in a series of three months.

It is noteworthy that expected future events relevant by the Company require eventual discretionary corrections in the volatility used. Such events were not necessarily reflected in the behavior of historical prices. Although this case did not occur with the share from the process of incorporation of Aracruz by the then VCP, the Company was aware of the fact that in such cases, it should have made an ad hoc adjustment in the volatility used.

Historical volatility was then extrapolated for the entire period of existence of the option and used in the model. In periods of low market volatility, checks should have been made about the desirability of maintaining the current volatility, since it was not expected that this condition would last until the expiration of the option.

Options Plan

For the purpose of quantifying the plan, we will adopt the historical volatility of the daily price of Fibria shares over the 36 months preceding each grant.

Phantom Share Plan 2017

For the Phantom Share Plan 2017, the expected volatility is not considered, since the grant of right to appreciation of shares is pegged to the Total Return Share — TSR over the Cost of Equity (KE).

e.               if some other features of the option was incorporated into the measurement of fair value

Phantom Share Plan 2013

After the grace period (vesting period), the option could have been exercised only in specific periods (one week of each month), and not on any day within the period. This correction was included in the construction of the tree.

Options Plan

All the important measurement characteristics of the options’ fair value under the Options Plan have been mentioned above.

Phantom Share Plan 2017

Not applicable, given that the Phantom Share Plan 2017 does not consider the calculation for the option’s fair value.

13.9. Inform the number of shares or units held directly or indirectly in Brazil or overseas, and other securities convertible to shares or units issued by the issuer, its direct or indirect controlling shareholders, its subsidiaries or those whose control is shared by members of the board of directors, the statutory board or the fiscal council, grouped by entity.

Fibria Celulose S.A. (at December 31, 2017)

Body	Security	Quantity

Board of Directors	Fibria common shares	7,989
	Agribusiness Credit rights arising from NCEs issued by the Company	3,377
Statutory Board	Fibria common shares	46,216
Fiscal council	Fibria common shares	14

Fibria-MS Celulose Sul Mato-Grossense Ltda. (at December 31, 2017)

Body	Security	Quantity

Board of Directors	Agribusiness Credit rights arising from NCEs issued by Fibria MS with the aval guarantee of the Company	1,627

At December 31, 2017, the members of the Company’s board of directors, the statutory board or the fiscal council did not hold securities issued by the Company’s direct or indirect majority shareholders.

13.10.             Regarding to pension plans in force granted to members of the board of directors and statutory officers, provide the following information as a table:

a.              body

b.              number of members

c.               number of members receiving compensation

d.              name of the plan

e.               quantity of directors who qualify for retirement

f.                conditions for early retirement

g.              updated value of contributions accumulated in the pension plan until the end of the last fiscal year of the company, less the portion relating to contributions made directly by directors.

h.              total accumulated value of contributions made during the last fiscal year of the company, less the portion relating to contributions made directly by directors.

i.                 if there is possibility of early redemption, and in what conditions

In the fiscal year ended December 31, 2017, contributions made by the sponsor Fibria Celulose S.A. were transferred to Funsejem - Fundação Senador José Ermírio de Moraes administrator of Votorantim Prev.

Body	Statutory Board	Board of Directors	Total
Number of members	6	n/a	6
Number of members receiving compensation	6	n/a	6
Name of the plan	Votorantim Prev	n/a	—
Number of participant directors who meet the conditions for retirement	0	n/a	0
Conditions for early retirement	1) 53 years of age and 10 years uninterrupted services at the sponsor or 55 years of age and 5 uninterrupted years of services at the sponsor; 2) Termination of employment relationship with the sponsor.	n/a	—
Updated value of contributions accumulated in the pension plan until the end of the last fiscal year, less the portion referring to contributions made directly by managers	R$ 3,746,676.36	n/a	R$ 3,746,676.36
Total accumulated amount of contributions made in the last fiscal year, less the portion relating to contributions made directly by directors.	R$ 421,503.84	n/a	R$ 421,503.84
If there is a possibility of early redemption and in what conditions?	Yes, only in case of dismissal from the sponsor, with due regard for the Contribution Redemption Table, in the regulation, provided that the participant will only be entitled to 100% of the sponsor’s balance when he is already eligible to retire under the Funsejem plan.	n/a	—

13.11 - In a table, indicate for the last 3 fiscal years, regarding to the board of directors, the statutory board and the supervisory board:

a.              body

b.              number of members

c.               number of members receiving compensation

d.              value of the highest individual compensation

e.               value of the lowest individual compensation

f.                average value of individual compensation

The information that this item is about are no longer given because of the decision handed down by Honorable Judge of the 5th Federal Court of the Judicial Section of Rio de Janeiro, on May 17, 2013, in the case file No. 2010.5101002888-5 proposed by the Brazilian Institute of Finance Executives - IBEF Rio de Janeiro, institution to which part of the Company’s directors are associated, which ruled in favor of the request, determining that the Brazilian Securities Commission — CVM abstain from enforcing the requirement contained in section 13.11 of Annex 24 to CVM Instruction 480, and also from imposing any penalty referring to non-compliance with said requirement on associates of the IBEF and the companies where they work.

The Company’s Board of Directors, which is the body responsible for making the decision of not disclosing the information required in item 13.11, based its decision on the fact that the compulsory disclosure of such information by the Company’s management would breach the right to privacy, ensured by article 5, item X, of the Brazilian Federal Constitution, and could adversely affect the personal security of management and their families, in view of the public nature of said information and the easy access by criminals to the world wide web.

Accordingly, the primary objective of the Board of Directors in making the decision not to disclose the information required under item 13.11 was to preserve the privacy, security and the lives of the Company’s management members.

13.12 - Describe contractual arrangements, insurance policies or other instruments that structure compensation or compensation mechanisms for directors in the event of termination or retirement, stating the financial consequences to the issuer

At this date, there are no managers or members of the committees are eligible for this compensation due to dismissal or retirement.

However, the Company, holds a D&O insurance policy for members of the Board of Directors, Managers, and members of statutory bodies and committees, other managers and other legal representatives of the Company, as well as the Company’s employees.

13.13 - Regarding the last three fiscal years, indicate the percentage of total compensation for each body recognized in respect of the issuer’s board of directors, statutory board or fiscal council who are parties related to the direct or indirect controller, as defined the accounting rules that address this matter

In the years ended December 31, 2015, 2016 and 2017, there was no member of the Company’s Statutory Board and Fiscal Council who were related to the direct or indirect controllers of Fibria, as defined by the accounting practices addressing this matter.

The table below referring to years ended December 31, 2015, 2016 and 2017, shows the percentage of compensation attributed to the Company’s Board of Directors for members who were direct or indirect related parties of the Company:

Body	2015	2016	2017
Board of Directors	90.02%	90.25%	81.79%

13.14 - Regarding the last 3 fiscal years, indicate the amounts recognized in the income of the issuer as compensation of members of the board of directors, statutory board or fiscal council, grouped by body, for any reason other than the function they occupy, such as commissions and advisory services or assistance provided

Over the last three business years, the Officers and members of the Company’s Board of Directors and Fiscal Council did not receive any compensation for any reason other than the function they occupy.

13.15 - Regarding the last 3 fiscal years, state the amounts recognized in the income of direct or indirect controllers, companies under common control of subsidiaries of the issuer, as compensation for members of the board of directors, statutory board or fiscal council of the issuer, grouped by body, specifying in what capacity these values were attributed to such individuals

No amounts have been recognized in the income of the direct or indirect controlling shareholders of companies under common control and of the Company’s subsidiaries, such as compensation regarding the members of the board of directors, members of the fiscal council or statutory officers over the last three fiscal years.

13.16 - Provide other information that the issuer deems relevant

The Company provides the summary table below with the consolidated annual amount, separated by body, showing (i) the values approved in the general meeting held in 2017, and (ii) the amounts realized, as disclosed in the Company’s financial statements, regarding the year ended December 31, 2017:

R$ thousand

Year ended December 31, 2017

Body	AGM/2017	Realized
Board of Directors	5,739,231.94	5,806,707.70
Statutory Board	52,723,768.06	23,678,391.07
Fiscal Council	537,000.00	542,700.00
Total	59,000,000.00	30,027,798.77

Notes:

(i) All the values above reported in the fields “AGO” and “Realized” include all benefits listed in the Technical Pronouncement CPC 05 R1.

(ii)           The values approved in AGO were calculated based on the goals of variable compensation, taking into account, conservatively, the maximum limits defined in the internal politics of variable compensation.

(iii)          The compensation received by the Statutory board in 2017 was reduced because of the low Variable Compensation level achieved for the year, in addition to reversals of provisions arising from Short-Term Variable Compensation and from the lower prices quoted for FIBR3 in the early months of the year.

The values achieved throughout the fiscal year ended on December 31, 2017 were lower than the expected maximum for year 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2018

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO